EXECUTED COPY

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


05066353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
SEP 1 3 2005
WASH. D.C.
198
SECTION

NEBS Bancshares, Inc.
Exact Name of Registrant as Specified in Charter

0001338248
Registrant CIK Number

Exhibit 99.1 to the Form SB-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Enfield, State of Connecticut on September 12, 2005.

NEBS BANCSHARES, INC.

By: 

David J. O'Connor
President and Chief Executive Officer

00260933.WPD



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

0512

September 12, 2005

Scott A. Brown
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re: NEBS Bancshares, Inc.
Incoming letter dated August 26, 2005

Dear Mr. Brown:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form SB-2. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,



Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

PRO FORMA VALUATION REPORT
NEBS BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR ENFIELD FEDERAL SAVINGS AND LOAN ASSOCIATION

Enfield, Connecticut

Dated as Of:
September 2, 2005

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

September 2, 2005

Board of Directors
Enfield Mutual Holding Company
New England Bancshares, Inc.
Enfield Federal Savings and Loan Association
660 Enfield Street
Enfield, Connecticut 06082

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion and Reorganization

On July 11, 2005, the respective Boards of Directors of Enfield Federal Savings and Loan Association (the "Association"), New England Bancshares, Inc. ("New England Bancshares" or the "Company") and Enfield Mutual Holding Company (the "MHC") adopted the plan of conversion and reorganization. Under the plan of conversion and reorganization, the Association will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of NEBS Bancshares, Inc. ("NEBS Bancshares"), a newly formed Maryland corporation. Current stockholders of New England Bancshares, other than the MHC, will receive shares of NEBS Bancshares common stock in exchange for their shares of New England Bancshares common stock. Following the conversion, the MHC will no longer exist and NEBS Bancshares will be renamed New England Bancshares.

As part of the conversion, NEBS Bancshares will sell shares of common stock in an offering that will represent the ownership interest in New England Bancshares currently owned by the MHC in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large. As of June 30, 2005, the MHC's ownership interest in New England Bancshares approximated 57.53% and the public stockholders' ownership interest in New England Bancshares approximated 42.47%.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Association, the MHC and the other parties engaged by the Association or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of New England Bancshares, the Association and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of New England Bancshares, the Association and the MHC that has included a review of audited financial information for fiscal years ended March 31, 2001 through 2005 and interim financial results through June 30, 2005, a review of various unaudited information and internal financial reports through June 30, 2005, and due diligence related discussions with New England Bancshares' management; Shatswell, MacLeod & Company, P.C., New England Bancshares' independent auditor; Muldoon Murphy & Aguggia LLP, New England Bancshares' conversion counsel; and Keefe, Bruyette & Woods, Inc., New England Bancshares' marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which New England Bancshares operates and have assessed New England Bancshares' relative strengths and weaknesses. We have monitored all material federal regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on New England Bancshares and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on New England Bancshares' operating characteristics and financial performance as they relate to the pro forma market value of NEBS Bancshares. We have analyzed the assets held by the MHC, which will be consolidated with New England Bancshares' assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the primary market area in which the Company currently operates. We have compared New England Bancshares' financial performance and condition with selected publicly-traded thrifts and evaluated in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other characteristics such as significant non-recurring gains or losses, proxy litigation or failure to meet minimum regulatory capital requirements.

The Appraisal is based on New England Bancshares' representation that the information contained in the regulatory applications and additional information furnished to us by New England Bancshares and its independent auditor, legal counsel, marketing advisor and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by New England Bancshares, or its independent auditor, legal counsel, marketing advisor and other authorized agents nor did we independently value the assets or liabilities of New England Bancshares. The valuation considers New England Bancshares only as a going concern and should not be considered as an indication of New England Bancshares' liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for New England Bancshares and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of New England Bancshares' stock alone. It is our understanding that there are no current plans for selling control of New England Bancshares following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which New England Bancshares' common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge and a similar understanding of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 2, 2005, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in New England Bancshares, and (2) exchange shares issued to existing public shareholders of New England Bancshares, was $47,802,640 at the midpoint, equal to 4,780,264 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $27,500,000, equal to 2,750,000 shares at $10.00 per share. The offering range includes a minimum of $23,375,000, equal to 2,337,500 shares at $10.00 per share (85.0% of the midpoint) and a maximum of $31,625,000, equal to 3,162,500 shares at $10.00 per share (115.0% of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a super range value of $36,368,750, equal to 3,636,875 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of NEBS Bancshares stock. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in New England Bancshares equal to 42.47% as of June 30, 2005. The exchange ratio to be received by the existing minority shareholders of New England Bancshares will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.7998 shares, 2.1174 shares, 2.4350 shares and 2.8002 shares of newly issued shares of NEBS Bancshares stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and super range of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued NEBS Bancshares shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of NEBS Bancshares immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition, operations and shares outstanding of New England Bancshares as of June 30, 2005, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of New England Bancshares and the exchange of the public shares for newly issued shares of NEBS Bancshares common stock as a full public company was determined independently by the Boards of Directors of the MHC, New England Bancshares and the Association. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from directly purchasing stock of its financial institution clients.

This valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of New England Bancshares, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of the stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer and
Managing Director



Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
NEBS BANCSHARES,, INC.
Enfield, Connecticut

TABLE OF CONTENTS
NEBS BANCSHARES, INC.
Enfield, Connecticut
(continued)

LIST OF TABLES
NEBS BANCSHARES, INC.
Enfield, Connecticut

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Enfield Federal Savings and Loan Association (the "Association") is a federally-chartered stock saving association headquartered in Enfield, Connecticut. Enfield is located in the north-central part of Connecticut between Hartford, Connecticut and Springfield, Massachusetts. The Association conducts operations through the main office and two other branches in Enfield and five other full service branch offices in Broad Brook, Manchester, Suffield, Windsor Locks and East Windsor. In the fourth quarter of 2005, the Association will move into a new main office that is being built in Enfield. The lease on the current main office and a nearby operations facility expires at the end of 2005. All of the Association's branches are located in Hartford County, Connecticut. A map of the Bank's office locations is included as Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF").

New England Bancshares, Inc. ("New England Bancshares" or the "Company") is a federal corporation formed on June 4, 2002 for the purpose of acquiring all of the common stock of the Association concurrent with its mutual holding company reorganization. As part of the reorganization, New England Bancshares issued 1,127,431 shares of common stock to Enfield Mutual Holding Company (the "MHC") and sold 922,444 shares of common stock to the public. The shares were sold and issued at a per share value of $10.00. Approximately $6.8 million of the $9.2 million gross proceeds raised in the public offering were contributed to the Association.

On December 12, 2003, the Association acquired Windsor Locks Community Bank, FSL ("Windsor Locks"). The Association and the Company were not required to pay any consideration directly to any affiliated party, including Windsor Locks' members. However, the Company was required to issue additional shares of common stock to the MHC in an amount equal to the value of Windsor Locks as determined by an independent appraisal, which amounted to 171,355 shares. The acquisition of Windsor Locks was accounted for using the purchase method of accounting. As of June 30, 2005, shares of the Company's common stock outstanding to the MHC and the public equaled 1,298,786 and 958,865, respectively.

Plan of Conversion and Reorganization

On July 11, 2005, the respective Boards of Directors of the MHC, the Company and the Association adopted a plan of conversion and reorganization, pursuant to which the organization will convert from the two-tier mutual holding company structure to the full stock holding company structure and undertake a second-step conversion. In the second-step conversion, NEBS Bancshares, Inc. ("NEBS Bancshares") will sell shares of common stock in an offering that will represent the ownership interest in New England Bancshares currently owned by the MHC. As of June 30, 2005, the MHC's ownership interest in New England Bancshares approximated 57.53%. NEBS Bancshares will also issue shares of its common stock to the public stockholders of New England Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued NEBS Bancshares common stock as owned immediately prior to the conversion. As of June 30, 2005, the public stockholders' ownership interest in New England Bancshares approximated 42.47%.

Strategic Overview

Historically, New England Bancshares' operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company's assets and liabilities, respectively. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate, multi-family, construction and commercial business loans. To a lesser extent, the Company's lending activities include consumer loans. Pursuant to the Company's business plan, New England Bancshares will continue to emphasize 1-4 family lending, but will also pursue greater diversification into other types of lending. Types of lending diversification that are being emphasized by the Company consist of commercial real estate, commercial business and home equity loans, as a means to increase the yield and decrease the interest rate risk of its loan portfolio.

Investments serve as a supplement to the Company's lending activities. The intent of the Company's investment strategy is to provide and maintain liquidity and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investments currently held by the Company are diversified among U.S. Government and agency securities, mortgage-backed securities, municipal bonds, corporate bonds, equity securities, interest-bearing time deposits and FHLB stock. To manage the interest rate risk associated with the investment portfolio, the Company has emphasized investing in securities that have varied maturities and maintaining investments as available for sale.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. Pursuant to the Company's business plan, growth of transaction and saving deposits has been emphasized as the primary source of deposit growth and such deposits have been increasing as a percent of total deposits. Beyond implementing strategies to emphasize growth of transaction and savings accounts, other factors that have contributed to the growth of lower costing deposits include the acquisition of Windsor Lock's deposit base and the relatively low interest rate environment that has prevailed in recent years has increased depositor preference in general to hold funds in more liquid transaction and savings accounts. Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. The Company's use of borrowings has typically been limited to FHLB advances and securities sold under agreement to repurchase ("repurchase agreements"). FHLB advances held by the Company have laddered maturities with fixed rate terms, while the repurchase agreements are short-term retail borrowings.

New England Bancshares' core earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Company's operating strategy has provided for a relatively strong net interest margin, which has been supported by increasing the concentration of interest-earning assets maintained in loans and increasing the concentration of deposits maintained in lower costing transaction and savings accounts. The Company's operating expenses are also viewed as being relatively high and have increased in recent years in connection with the acquisition of Windsor Locks as well as staff additions to support expansion of the retail franchise.

The Company's current business plan is emphasizing growth of non-interest operating income, which has historically been a limited contributor to earnings. Growth of non-interest operating income is being pursued through increasing fee income realized from services offered by the Company and through growing transaction accounts. The Company has also affiliated with a third party registered broker dealer, which provides another source of non-interest operating income through commissions earned on the sale of non-deposit investment products.

The post-conversion business plan of the Company is expected to continue to focus on products and services which have facilitated New England Bancshares' recent growth. Specifically, New England Bancshares will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Company will emphasize pursuing further diversification into commercial and home equity loans, as well as expansion and diversification of other products and services.

A key component of the Company's business plan is to complete a second-step conversion offering. In particular, the additional equity capital raised in the conversion will provide a larger capital cushion for growth, including growth through establishing additional branches that will serve to expand the Company's retail banking franchise. The second-step conversion will also better position the Company to consider possible acquisitions of local thrifts, commercial banks or other financial service providers. As a fully-converted institution, it is contemplated that the ability to offer Company stock as consideration will facilitate increased opportunities to grow through acquisition. The capital realized from the stock offering will increase the Company's operating flexibility with regard to increasing liquidity to support funding of future loan growth and other interest-earning assets and reduce interest rate risk as the result of reducing the level of interest-bearing liabilities funding assets. The projected use of stock proceeds is highlighted below.

- o The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Association, repurchases of common stock, and the payment of regular and/or special cash dividends.

- o The Association. Approximately 50% of the net conversion proceeds will be infused into the Association. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Association will initially become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the fiscal years ended March 31, 2001 through March 31, 2005 and at June 30, 2005. From fiscal year end 2001 through June 30, 2005, New England Bancshares' assets increased at a 15.1% annual rate, with the strongest growth occurring in fiscal 2004 in connection with the acquisition of Windsor Locks. Over the past five and one-quarter fiscal years asset growth has been primarily sustained by loan growth, which facilitated a shift in the Company's interest-earning asset composition towards a higher concentration of loans. Loan growth has been funded with a combination of deposits, borrowings and liquidity. A summary of New England Bancshares's key operating ratios for the past five and one-quarter fiscal years is presented in Exhibit I-3.

New England Bancshares' loans receivable portfolio increased at a 19.0% annual rate from fiscal year end 2001 through June 30, 2005, with the portfolio exhibiting positive growth throughout the period. The Company's higher loan growth rate compared to its asset growth rate served to increase the loans-to-assets ratio from 54.0% at fiscal year end 2001 to 62.2% at June 30, 2005. New England Bancshares' historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 63.4% of total loans receivable consisted of 1-4 family permanent mortgage loans (inclusive of home equity loans and home equity lines of credit) at June 30, 2005. Trends in the Company's loan portfolio composition over the past five and one-quarter fiscal years show that loan growth has consisted mostly of 1-4 family permanent mortgage loans, although the concentration of 1-4 family loans comprising total loans declined slightly during the five and one-quarter year period. The concentration of 1-4 family permanent mortgage loans comprising total loans decreased from 77.7% at fiscal year end 2001 to 63.4% at June 30, 2005.

Over the past five and one-quarter fiscal years, commercial real estate and multi-family loans have constituted the most significant area of loan portfolio diversification for the Company, with the level of commercial real estate and multi-family loans comprising total loans increasing from 16.8% at fiscal year end 2001 to 23.1% at June 30, 2005. Most of the growth realized in the Company's balance of commercial real estate/multi-family loans has been realized in commercial real estate loans, while growth of multi-family loans has been modest and such loans have declined as a percent of total loans during the past five and one-quarter fiscal years.

Table 1.1
New England Bancshares, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Fiscal Year End March 31,										At June 30,		Annual Growth Rate
	2001		2002		2003		2004		2005		2005		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$122,939	100.0%	$136,311	100.0%	$161,184	100.0%	$203,168	100.0%	$213,202	100.0%	$223,429	100.0%	15.09%
Cash and cash equivalents	17,759	14.4%	12,472	9.1%	20,963	13.0%	19,679	9.7%	16,544	7.8%	19,665	8.8%	2.43%
Investment securities and time deposits	32,004	26.0%	36,165	26.5%	38,068	23.6%	50,759	25.0%	52,487	24.6%	53,062	23.7%	12.63%
Loans receivable, net	66,372	54.0%	80,468	59.0%	93,581	58.1%	121,404	59.8%	132,557	62.2%	138,891	62.2%	18.98%
FHLB stock	820	0.7%	820	0.6%	820	0.5%	1,008	0.5%	1,126	0.5%	1,416	0.6%	13.72%
Deposits	108,478	88.2%	114,998	84.4%	128,953	80.0%	162,790	80.1%	162,991	76.4%	166,715	74.6%	10.64%
Borrowings	-	0.0%	6,108	4.5%	8,142	5.1%	10,714	5.3%	19,864	9.3%	25,413	11.4%	NM
Equity	13,905	11.3%	14,352	10.5%	23,150	14.4%	27,594	13.6%	28,439	13.3%	28,961	13.0%	18.84%
Full service offices	4		4		6		7		7		7		

(1) Ratios are as a percent of ending assets.

Sources: New England Bancshares' prospectus, audited and unaudited financial statements and RP Financial calculations.

Construction loans have become the second largest area of lending diversification for the Company during the past five and one-quarter fiscal years, increasing from 1.4% of total loans at fiscal year end 2001 to 8.0% of total loans at June 30, 2005. Growth of commercial business loans has been a relatively limited loan growth area for the Company in recent years, with the ratio of commercial business loans as a percentage of total loans increasing from 3.2% at year fiscal year end 2001 to 4.7% at June 30, 2005. Except for home equity loans and home equity lines of credit, which are included in the 1-4 family loan balance, the Company's consumer lending activities have been limited and at June 30, 2005 consumer loans comprised 0.8% of total loans outstanding.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting New England Bancshares' overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-terms. Over the past five and one-quarter fiscal years, the Company's level of cash and investment securities (inclusive of FHLB stock) has declined from a high of 41.1% of assets at fiscal year end 2001 to a low of 32.9% of assets at fiscal year end 2005. At June 30, 2005 the Company maintained total cash and investments of $74.1 million, equal to 33.2% of assets. At June 30, 2005, the Company's investment portfolio was diversified among U.S. Government and agency securities ($21.7 million), municipal bonds ($5.6 million), mortgage-backed securities ($12.9 million), corporate bonds ($562,000), marketable equity securities ($6.5 million), interest-bearing time deposits ($5.9 million) and FHLB stock ($1.4 million). To facilitate management of interest rate risk, the Company's policy is to invest funds in assets with varying maturities and to maintain the portfolio of investment securities as available for sale. As of June 30, 2005, the Company maintained a net unrealized loss of $347,000 on available for sale investments with a fair market value of $47.2 million. The Company also maintained cash and cash equivalents of $19.7 million as of June 30, 2005, which equaled 8.8% of assets. Exhibit I-4 provides historical detail of the Company's investment portfolio.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Company's directors. The purpose of the investment is to provide funding for benefit plans of those directors that are covered by the

BOLI. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2005, the cash surrender value of the Company's BOLI equaled $3.9 million.

Over the past five and one-quarter fiscal years, New England Bancshares' funding needs have been substantially met through retail deposits, internal cash flows and borrowings. From fiscal year end 2001 through June 30, 2005, the Company's deposits increased at an annual rate of 10.6%. The Company sustained deposit growth throughout the past four and one-quarter fiscal years, although only nominal deposit was recorded during fiscal 2005. Deposit growth did not keep pace with the Company's asset growth, as total deposits declined from 88.2% of assets at fiscal year end 2001 to 74.6% of assets at June 30, 2005. Deposit growth has been realized through a combination of time deposits and transaction and savings accounts, with transaction and savings accounts increasing at a faster rate than time deposits. At June 30, 2005 transaction and savings accounts equaled 50.4% of total deposits and time deposits equaled 49.6% of total deposits.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. Borrowings have become a more prominent funding source for the Company during the past five and one-quarter fiscal years, as the Company did not hold any borrowings at fiscal year end 2001. Comparatively, borrowings equaled 11.4% of assets at June 30, 2005. The Company's use of borrowings has primarily consisted of FHLB advances and, to a lesser extent, repurchase agreements. The Bank held $25.4 million of borrowings at June 30, 2005, which consisted of $21.6 million of FHLB advances and $3.8 million of repurchase agreements.

The Company's capital increased at an 18.8% annual rate from fiscal year end 2001 through June 30, 2005, reflecting the retention of earnings and capital growth realized from the acquisitions of Windsor Locks. Equity as a percent of assets ranged from a low of 10.5% at fiscal year end 2002 to a high of 14.4% at fiscal year end 2003. At June 30, 2005 the Company maintained total capital of $29.0 million, equal to 13.0% of assets. The Company's tangible equity-to-assets ratio equaled 12.1% at June 30, 2005, with goodwill and intangibles created by the Windsor Locks acquisition amounting to $1.8 million at June 30, 2005. The Association maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2005.

The addition of stock proceeds will serve to strengthen the Company's capital position and competitive posture within its primary market area, as well as possibly support expansion through acquisition. At the same time, as the result of the Company's relatively high pro forma capital position, New England Bancshares return on equity can be expected to be well below industry averages following its stock offering.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the fiscal years ended March 31, 2001 through March 31, 2005 and for the twelve months ended June 30, 2005. Over the past five and one-quarter fiscal years, the Company's earnings ranged from a low of 0.41% of average assets in fiscal 2001 to a high of 0.59% of average assets for the twelve months ended June 30, 2005. Net interest income and operating expenses represent the primary components of the Company's earnings. Non-interest operating income is a less significant contributor to the Company's core earnings, but has been a recent source of earnings growth. Loan loss provisions have had a varied impact on the Company's earnings over the past five and one-quarter fiscal years, while over the same time period gains and losses on investments and real estate owned generally have not been significant factors in the Company's earnings.

New England Bancshares maintained a healthy net interest margin throughout the period shown in Table 1.2, in which the net interest margin trended higher during the past five fiscal years. From fiscal 2001 to fiscal 2005, the Company's net interest income to average assets ratio increased from 3.00% to 3.46%. The improvement in the Company's net interest income ratio has been supported by the declining interest rate environment, reflecting the more immediate impact that changes in interest rates have had on the Company's interest-bearing liabilities as compared to its less rate sensitive interest-earning assets. Implementation of a growth strategy that has provided for an increasing concentration of loans as a percent of assets, greater diversification into higher yielding types of loans and a shift in deposit composition towards a higher concentration of lower cost transaction and savings accounts have also contributed to the increase in the Company's interest rate spread. Overall, the Company's interest rate spread increased from 2.92% during fiscal 2001 to 3.58% during fiscal 2005. For the twelve months ended June 30, 2005, the Company's net interest income to average assets ratio declined slightly

Table 1.2
New England Bancshares, Inc.
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Fiscal Year Ended March 31,										For the 12 months Ended 6/30/05	
	2001		2002		2003		2004		2005			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$8,110	6.77%	$8,107	6.30%	$8,354	5.55%	$8,772	5.05%	$10,189	4.89%	$10,506	4.85%
Interest Expense	(4,514)	-3.77%	(4,142)	-3.22%	(3,346)	-2.22%	(2,828)	-1.63%	(2,986)	-1.43%	(3,124)	-1.44%
Net Interest Income	$3,596	3.00%	$3,965	3.08%	$5,008	3.32%	$5,944	3.42%	$7,203	3.46%	$7,382	3.41%
Provision for Loan Losses	(194)	-0.16%	(200)	-0.16%	(240)	-0.16%	(240)	-0.14%	(131)	-0.06%	(103)	-0.05%
Net Interest Income after Provisions	$3,402	2.84%	$3,765	2.93%	$4,768	3.17%	$5,704	3.28%	$7,072	3.39%	$7,279	3.36%
Other operating income	$283	0.24%	$342	0.27%	$393	0.26%	$488	0.28%	$761	0.37%	$794	0.37%
Operating Expense	(3,021)	-2.52%	(3,249)	-2.53%	(4,225)	-2.80%	(5,171)	-2.97%	(6,059)	-2.91%	(6,133)	-2.83%
Net Operating Income	$664	0.55%	$858	0.67%	$936	0.62%	$1,021	0.59%	$1,774	0.85%	$1,940	0.90%
Non-Operating Income												
Gain(loss)//writedown OREO	($6)	-0.01%	($14)	-0.01%	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%
Net gain(loss) on sale of investments	1	0.00%	104	0.08%	78	0.05%	105	0.06%	44	0.02%	$33	0.02%
Net Non-Operating Income	($5)	0.00%	$90	0.07%	$78	0.05%	$105	0.06%	$44	0.02%	$33	0.02%
Net Income Before Tax	$659	0.55%	$948	0.74%	$1,014	0.67%	$1,126	0.65%	$1,818	0.87%	$1,973	0.91%
Income Taxes	(168)	-0.14%	(292)	-0.23%	(306)	-0.20%	(309)	-0.18%	(630)	-0.30%	(689)	-0.32%
Net Income (Loss)	$491	0.41%	$656	0.51%	$708	0.47%	$817	0.47%	$1,188	0.57%	$1,284	0.59%
Adjusted Earnings												
Net Income Before Ext. Items	$491	0.41%	$656	0.51%	$708	0.47%	$817	0.47%	$1,188	0.57%	$1,284	0.59%
Addback: Non-Operating Losses	6	0.01%	14	0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deduct: Non-Operating Gains	(1)	0.00%	(104)	-0.08%	(78)	-0.05%	(105)	-0.06%	(44)	-0.02%	(33)	-0.02%
Tax Effect Non-Op. Items(2)	(2)	0.00%	36	0.03%	31	0.02%	42	0.02%	18	0.01%	13	0.01%
Adjusted Net Income	$494	0.41%	$602	0.47%	$661	0.44%	$754	0.43%	$1,162	0.56%	$1,264	0.58%

(1) Ratios are as a percent of average assets.
(2) *Assumes tax rate of 40.20%.*

Sources: New England Bancshares' prospectus, audited and unaudited financial statements and RP Financial calculations.

to 3.41%, reflecting a slight decrease in the interest income ratio and a slight increase in the interest expense ratio. For the three month period ended June 30, 2005, the Company's interest rate spread remained at 3.58%. The Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has generally been a limited contributor to the Company's earnings, but has increased during recent periods. Fees and service charges earned on deposit accounts constitute the largest source of non-interest operating income for the Company. The increase in non-interest operating income has been mostly realized through growth of service fees on deposit accounts, as the result of growth of transaction accounts. Overall, non-interest operating income increased from 0.24% of average assets during fiscal 2001 to 0.37% of average assets during fiscal 2005 and for the twelve month ended June 30, 2005.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.52% of average assets during fiscal 2001 to a high of 2.97% of average assets during fiscal 2004. The higher operating expense ratio for fiscal 2004 reflects the additional expenses added in connection with the acquisition of Windsor Locks. The Company's operating expenses continued to increase during fiscal 2005 and for the recent twelve month period, but declined as a percent of average assets to 2.91% during fiscal 2005 and to 2.83% during the twelve months ended June 30, 2005. Compensation expenses have accounted for most of the increase in the Company's operating expenses during recent periods, which resulted from normal salary increases and staff additions to support the expansion of the Company's retail franchise. Pursuant to the recent expansion of the Company's employee base, the Company maintains a relatively high number of employees for its assets size. As of June 30, 2005, the Company's ratio of assets per full time equivalent employee equaled $3.9 million, versus a comparable ratio of $5.4 million for all publicly-traded thrifts. Over time, it is expected that the increase in operating expenses resulting from adding personnel will be leveraged through implementation of growth strategies facilitated by the staff additions.

Overall, the general trends in the Company's net interest margin and operating expense ratio since fiscal 2001 have resulted in a stable expense coverage ratio (net interest income divided by operating expenses). The Company's expense coverage ratio equaled 1.19 times during fiscal 2001, versus a comparable ratio of 1.20 times during the twelve months ended June

30, 2005. The stability in the Company's expense coverage ratio was realized through offsetting increases in net interest income and operating expenses. Comparatively, as the result of increases in the Company's net interest and non-interest operating income ratios, New England Bancshares' efficiency ratio (defined as operating expenses, net of amortization of goodwill and intangibles, as a percent of the sum of net interest income and non-interest operating income) of 74.9% for the twelve months ended June 30, 2005 was slightly more favorable than the 77.8% efficiency ratio maintained during fiscal 2001.

Loan loss provisions have had a varied impact on the Company's earnings over the past five and one-quarter fiscal years, with the amount of loan loss provision established based on such factors as loan growth, loan portfolio composition, seasoning of the loan portfolio, trends in non-performing loans, loan charge-offs, past loss experience and economic trends in the Company's lending area. Over the past five and one-quarter fiscal years, loan loss provisions established by the Company ranged from a high of 0.16% of average assets during fiscal years 2001 through 2003 to a low of 0.05% of average assets for the twelve months ended June 30, 2005. Maintenance of generally favorable measures, including a decline in non-performing assets since fiscal 2004 supported the reduction in loan loss provisions established. As of June 30, 2005, the Company maintained allowance for loan losses of $1.5 million, equal to 312.1% of non-performing loans and 1.06% of net loans receivable. Exhibit I-6 sets forth the Company's allowance for loan loss activity during the past five and one-quarter fiscal years.

The Company recorded gains from the sale of investment securities throughout the past five and one-quarter fiscal years, reflecting ongoing management of the investment portfolio for purposes of enhancing returns and managing interest rate risk. The gains realized from the sale of investments have not been a significant factor in the Company's earnings, with the largest gains recorded during fiscal years 2002 and 2004 amounting to 0.08% and 0.06% of average assets, respectively. During fiscal years 2001 and 2002, the Company recorded nominal losses on the sale or writedown of real estate owned. Gains and losses realized from the investment portfolio and sale or writedown of real estate owned are not considered to be part of the Company's core earnings, given the volatile and non-recurring nature of such income.

For the twelve months ended June 30, 2005, the Company's effective tax rate equaled 34.92%, which approximated the Company's effective tax rate for fiscal 2005. The Company maintains a lower effective tax rate than its marginal tax rate of 40.2%, primarily as the result of tax exempt income earned on some of the Company's investments.

Interest Rate Risk Management

The Company implements a number of strategies to manage interest rates risk, pursuant to which the Company seeks to maintain an acceptable balance between maximizing yield potential and limiting exposure to changing interest rates. Management of the Company's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") on a quarterly basis. The Company utilizes interest rate risk reports prepared internally and net portfolio value ("NPV") reports prepared by the OTS to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. The OTS analysis, as of June 30, 2005, indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 12% decline in the NPV (see Exhibit I-7).

The Company manages interest rate risk from the asset size of the balance sheet through maintaining investments as available for sale, diversification into loans that are primarily offered as short-term fixed rate loans or adjustable rate loans with short-term repricing periods and underwriting 1-4 family fixed rate loans to allow for their sale into the secondary market is such a strategy become appropriate. As of June 30, 2005, of the total loans due after June 30, 2006, adjustable rate loans comprised 31.6% of the Company's loan portfolio (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through strategies such as reducing the interest rate sensitivity of interest-bearing liabilities through match funding loans with fixed rate FHLB advances, emphasizing growth of lower costing and less interest rate sensitive transaction and savings accounts and offering attractive rates on certain longer term CDs. The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets, thereby, strengthening the Company's IEA/IBL ratio.

Lending Activities and Strategy

The Company's lending activities have traditionally emphasized 1-4 family loans and 1-4 family loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Company includes commercial real estate, multi-family, commercial business, construction and consumer loans. Going forward, the Company's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate, multi-family and commercial business loans will be emphasized. However, the origination of 1-4 family loans is expected to remain as a significant component of the Company's lending activities. Growth of the 1- 4 family portfolio may be slowed somewhat in future periods by the sale of a portion of the fixed rate originations, which has not been done by the Company in the past. Over time, it is expected that the Company's loan portfolio composition will gradually shift towards higher concentrations of commercial real estate/multi-family and commercial business loans. Exhibit I-9 provides historical detail of New England Bancshares' loan portfolio composition over the past five and one-quarter years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of June 30, 2005.

New England Bancshares originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans and the Company's general philosophy has been to retain all originations for investment, although loans are underwritten so that the may be sold into the secondary market. In the current interest rate environment, the Company's offerings of 1-4 family mortgage loans have consisted substantially of fixed rate loans with terms ranging from 10 to 30 years. ARM loans offered by the Company include loans with initial repricing terms of one, three, five or ten years and are indexed to Constant Maturity Treasury Bill index of comparable maturities as the initial repricing term. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. ARM loans are offered for terms of up to 30 years. In the prevailing interest rate environment, the majority of ARM loans originated by the Company have an initial repricing period of five years. As of June 30, 2005, the Company's 1-4 family loan portfolio totaled $89.2 million or 63.4% of total loans outstanding.

The 1-4 family loan balance at June 30, 2005 included approximately $10.2 million of home equity loans and home equity lines of credit. Most of the home equity portfolio consists of fixed rate loans with terms up to 15 years. Home equity lines of credit are tied to the prime rate as reported in *The Wall Street Journal*. The Company will lend up to a maximum LTV ratio of 90.0% of the combined balance of the home equity loan or line of credit and the first lien. A higher interest rate is charged for loans in excess of an 80.0% LTV ratio.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences, as well as multi-family and commercial real estate properties. The Company's 1-4 family construction lending activities consist of construction financing for construction/permanent loans as well as speculative loans that are extended to builders. Construction loans on 1-4 family properties are offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. For construction/permanent loans, the construction loan converts to a permanent loan at the end of the construction phase. Speculative loans to builders for the construction of 1-4 family properties are generally limited to one unsold house per builder. Commercial real estate and multi-family construction loans are generally originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a LTV ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. Land loans consist substantially of properties that will be used for development or residential lots. Land loans typically are interest only loans for terms of up to two years. As of June 30, 2005, New England Bancshares' outstanding balance of construction and land loans totaled $11.3 million or 8.0% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Company's normal lending territory. Commercial real estate and multi-family loans are typically extended up to a LTV ratio of 80.0% and require a minimum debt-coverage ratio of 1.2 times. Commercial real estate and multi-family loans are offered as fixed or adjustable rate, with terms of up to 25 years. Most of the

Company's commercial real estate and multi-family loans are originated as five-year ARM loans, which are indexed to the five-year FHLB Classic Advance Rate. The portfolio of commercial real estate and multi-family loans included a limited number loan participations that were purchased from other lenders in the Company's market area and are secured by local properties. Properties securing the commercial real and multi-family loan portfolios include hotels, small office buildings, apartment buildings generally with less than 10 units, self storage warehouses and manufacturing facilities. The Company's largest outstanding commercial real estate loan at June 30, 2005 was a $1.9 million loan secured by a hotel. Growth of the commercial real estate and multi-family loan portfolio is a targeted area of lending growth in the Company's business plan, in which the Company will continue to emphasize originations of loans in the $500,000 to $1.0 million range secured by local properties. Growth will also be supported by the increase in capital provided by the infusion of stock proceeds, as the Company's higher capital position will increase its loans-to-one borrower limit and, thereby, provide for increased flexibility with respect to originating larger loans and retaining credits that are currently near the regulatory limit for loans-to-one borrower. As of June 30, 2005, the commercial real estate and multi-family loan portfolio totaled $32.5 million or 23.1% of total loans outstanding.

Diversification into non-mortgage lending consists primarily of commercial business loans and, to a lesser extent, consumer loans. The Company offers commercial business term loans and lines of credit to small and medium sized companies in its market area. Small Business Administration guaranteed loans are also offered by the Company. Commercial business term loans are offered as fixed or variable rate loans, with such loans generally having terms of three or five years. Fixed rate loans are priced off of the comparable term FHLB Amortizing Advance Rate and variable rate loans are tied to the prime rate as published in *The Wall Street Journal*. Commercial business lending is also a targeted area of lending growth for the Company. As of June 30, 2005, New England Bancshares' outstanding balance of commercial business loans totaled $6.6 million or 4.7% of total loans outstanding.

Beyond home equity loans and lines of credit, consumer lending has been a minor area of lending diversification for the Company. Auto loans and secured and unsecured personal loans constitute the principal components of the Company's consumer loan portfolio. Automobile loans are offered as fixed rate loans for new or used vehicles with terms of up to 66 months and LTV ratios of up to 90.0% of the lesser of the purchase price or the retail value shown in the NADA Car Guide. Personal loans generally have a fixed rate, a maximum borrowing limitation of $10,000 and a maximum term of four years. Consumer lending is expected to remain as a limited area of lending diversification for the Company. As of June 30, 2005, the Company's consumer loan portfolio totaled $1.1 million or 0.8% of total loans outstanding.

Exhibit I-11 provides a summary of the Company's lending activities over the past three and one-quarter fiscal years. There was a healthy increase in the Company's lending volume from fiscal 2003 to fiscal 2004, with total loans originated increasing from $39.6 million during fiscal 2003 to $52.3 million during fiscal 2004. Originations of 1-4 family loans and construction loans accounted for most of the increase in the Company's lending volume during fiscal 2004. The Company also added $16.4 million of loans from the Windsor Locks merger during fiscal 2004. Total loans originated during fiscal 2005 decreased to $45.3 million, with increased originations of commercial real estate, construction and commercial business loans being more than offset by decreases in 1-4 family and multi-family loan originations. During fiscal 2005, the Company supplemented loan originations with $1.8 million of loan participations. While total loans originated declined to a slower rate of $10.9 million in the first quarter of fiscal 2005 compared to $12.7 million for the year ago period, loan growth was sustained during the quarter as the pace of loan repayments declined as well. The composition of loan originations during the past three and one-quarter fiscal years reflected 1-4 family loans as the largest source of loan originations (52.6% of total originations), followed by construction loans (23.8% of total originations) and commercial real estate loans (15.5% of total originations).

Asset Quality

The Company's historical 1-4 family lending emphasis and credit risk management strategies have generally supported favorable credit quality measures during the past five and one-quarter fiscal years. Over the past five and one-quarter fiscal years, New England Bancshares' balance of non-performing assets ranged from a low of 0.15% of assets at fiscal year ends 2002 and 2003 to a high of 0.76% of assets at fiscal year end 2001. As of June 30, 2005, non-performing assets-to-total assets equaled 0.21%. As shown in Exhibit I-12, the Company's balance of non-performing assets at June 30, 2005 totaled $470,000 and consisted entirely of non-accruing loans, of which $468,000 were secured by 1-4 family properties and the remaining $2,000 consisted of consumer loans.

To track the adequacy of valuation allowances, New England Bancshares has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. The Company reviews delinquent loans monthly and the adequacy of the loan loss provision quarterly. Quarterly loan loss provisions established by the Company are based on a number of factors, including the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends, local real estate market and economic conditions and regulatory examination results. The Company maintained valuation allowances of $1.5 million at June 30, 2005, equal to 1.06% of net loans receivable and 312.1% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary source of funds and at June 30, 2005 deposits accounted for 86.8% of New England Bancshares' interest-bearing funding composition. Exhibit I-13 provides historical detail of the Company's deposit composition for the past two and one-quarter fiscal years. As the result of recent growth, lower cost savings and transaction accounts comprised slightly more than half of the Company's deposit composition at June 30, 2005. Growth of core deposits has been an area of emphasis by the Company, in which the Company has added core deposit products and services to facilitate development of full service banking relationships with an expanded customer base.

Time deposits comprise the balance of the Company's deposit composition, with the current time deposit composition reflecting a slightly higher concentration of long-term time deposits (maturities of more than one year). As of June 30, 2005, the Company maintained $82.7 million of time deposits or 49.6% of total deposits and 50.9% of the time deposits had scheduled maturities of more than one year at June 30, 2005 (see Exhibit I-14). Jumbo time deposits (time deposit accounts with balances of $100,000 or more) equaled $15.9 million or 19.3% of total time deposits. The Company does not hold any brokered time deposits. As of

June 30, 2005, 41.3% of the jumbo time deposits were scheduled to mature in one year or less (see Exhibit I-14).

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. FHLB advances constitute the primary source of borrowings utilized by the Company, which are supplemented with repurchase agreements. As of June 30, 2005, the Company maintained total borrowings of $25.4 million, which consisted of $21.6 million of FHLB advances with fixed rate laddered maturities and $3.8 million of repurchase agreements. Exhibit I-15 provides detail of the Company's use of FHLB advances during the past three and one-quarter fiscal years.

Following the stock offering, it is anticipated that the Company's growth will continue to be funded by a combination of deposits and borrowings. To the extent additional borrowings are required to fund growth, FHLB advances are expected to remain as the primary source of borrowings utilized by the Company.

Affiliations

The Company maintains an affiliation with a third party registered broker-dealer, Infinex Financial Group, which offers a complete range of non-deposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and annuities. The Company receives commission income on the sale of products by the third party registered broker-dealer.

Legal Proceedings

The Company is periodically involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts which are believed by management to be immaterial to the Company's financial condition and results of operations.

II. MARKET AREA

Introduction

New England Bancshares serves north-central Connecticut through its main office and two other branches in Enfield and five other full service branch offices in Broad Brook, Manchester, Suffield, Windsor Locks and East Windsor. The Company will consolidate its main office and operations center into a new main office in the fourth quarter of 2005. The new main office is also located in Enfield. Enfield is a largely suburban town centrally located between the cities of Hartford, Connecticut and Springfield, Massachusetts. All of Company's branches are located in Hartford County. The major portions of the Company's activities are conducted within markets served by the retail branches and surrounding contiguous markets in north-central Connecticut and along the border of western Massachusetts. Exhibit II-1 provides information for the Company's office facilities.

Operating in the suburbs of a large metropolitan area, the market for banking services offered by the Company is considered to be highly competitive. The Company's competitive environment includes a large number of thrifts, commercial banks and other financial service providers, some of which have a regional or national presence. The primary market area economy is fairly diversified, with services, finance, insurance and real estate ("FIRE"), wholesale/retail trade, and government constituting the basis of the primary market area economy.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area.

Market Area Demographics

Demographic growth in the Company's market area has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.1. The primary market area served by the Company is densely populated, with Hartford County's 2005 population of 875,000 representing approximately 25% of Connecticut's total population. The age distribution measures for Hartford County's population reflects a slightly higher concentration of senior citizens compared to the Connecticut and U.S. age distribution measures, although, in general, the age distribution of Hartford County's population was fairly comparable to the U.S. and Connecticut measures. Since 2000 Hartford County has experienced modest population growth, lagging the comparable growth rates indicated for Connecticut and the U.S. Growth in the number of households paralleled the population growth rates, as Hartford County recorded a lower rate of household growth compared to Connecticut and the U.S. Over the next five years, Hartford County's population and household growth rates are projected to remain behind the comparable projected growth rates for the U.S. and Connecticut.

Median household and per capita income levels in Hartford County are slightly lower than the comparable Connecticut measures, with both Hartford County and Connecticut exhibiting higher income measures compared to the U.S. measures. Household income distribution measures further imply that Hartford County, as well as Connecticut, are relatively affluent markets, with both the County and the State exhibiting higher percentages of households with incomes above $100,000 in comparison to U.S. households. Hartford County's higher income measures are in part influenced by the higher cost of living that is typically experienced in larger metropolitan areas such as Hartford. Since 2000 Hartford County's household income has increased at a slightly slower rate relative to the comparable growth rates indicated for Connecticut and the U.S. Over the next five years median household income in Hartford County is projected to increase at a slower rate compared to the first half of this decade and is projected to remain below the comparable projected growth rates for Connecticut and the U.S., which also reflect lower projected growth rates in household income over the next five years.

Overall, the demographic characteristics of the Company's primary market area facilitate

Table 2.1
New England Bancshares, Inc.
Summary Demographic/Economic Information

	Year			Growth Rate	Growth Rate
	2000	2005	2010	2000-05 (%)	2005-2010 (%)
Population(000)					
United States	281,422	298,728	317,431	1.5%	1.2%
Connecticut	3,406	3,511	3,627	0.8%	0.7%
Hartford County	857	875	897	0.5%	0.5%
Households(000)					
United States	105,480	112,449	119,777	1.6%	1.3%
Connecticut	1,302	1,350	1,401	0.9%	0.7%
Hartford County	335	345	356	0.8%	0.6%
Median Household Income($)					
United States	$42,634	$50,198	$59,053	4.2%	3.3%
Connecticut	53,915	63,462	74,938	4.2%	3.4%
Hartford County	50,777	59,492	68,770	4.0%	2.9%
Per Capita Income($)					
United States	$21,586	$26,228	$32,206	5.0%	4.2%
Connecticut	28,766	35,311	43,529	5.3%	4.3%
Hartford County	26,047	31,642	38,301	5.0%	3.9%
2005 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.	
United States	21.0%	27.0%	29.0%	23.0%	
Connecticut	20.0%	24.0%	31.0%	25.0%	
Hartford County	20.0%	24.0%	30.0%	26.0%	
2005 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000 to $100,000	$100,000 to $150,000	Greater than $150,000
United States	23.8%	26.4%	31.2%	11.5%	7.0%
Connecticut	17.9%	21.5%	32.5%	15.9%	12.2%
Hartford County	19.7%	22.9%	32.9%	15.0%	9.6%

Sources: SNL Financial, LC. and ESRI Business Information Solutions.

a highly competitive banking environment, given the market area's attractiveness as a large metropolitan area with a relatively affluent population. The relatively limited population growth that has been experienced in Hartford County would also tend to intensify the competitiveness of the local banking environment.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past year, employment data showed a strengthening jobs market for August 2004, as the 5.4% unemployment rate reported for August was its lowest level since October 2001. Comparatively, other economic data for August generally showed the pace of economic activity decelerating, which included a decline in retail sales and the third straight monthly drop in the index of leading indicators. However, new home sales bounced back in August, rising 9.4% from July. Third quarter GDP rose at a slower than expected 3.7% annual rate, while lower interest rates supported a 3.5% increase in new home sales for September. Job growth was less than anticipated in September, although the unemployment rate remained unchanged at 5.4%.

High oil prices remained as a constraint on the economy at the beginning of the fourth quarter of 2004, as U.S. manufacturing activity fell to a thirteen month low in October 2004. Consumer confidence also fell in October reflecting concerns over sluggish job growth. However, job growth was strong in October as 337,000 jobs were added, although the national unemployment rate for October ticked up to 5.5% as more people started to look for jobs. Helped by the strong job growth and lower oil prices, consumer confidence rose in November. Notwithstanding the employment gains, the leading economic indicators fell for a fifth straight month in October. Low mortgage rates continued to support strong home sales for October. U.S. job growth for November slowed sharply, although the U.S. unemployment rate for November declined to 5.4%. Economic data at the close of the year generally reflected signs of an improving economy, which included a jump in durable-goods orders in November, the largest increase in December retail sales in five years, December consumer confidence increasing to its best level since the summer and solid job growth reflected in the December employment data with the December national unemployment holding steady at 5.4%. Housing starts were also up strongly in December and the leading economic indicators rose in December for the second straight month. However, fourth quarter GDP growth was slower than expected, increasing at a 3.8% annual rate for the quarter.

Economic data for the beginning of the first quarter of 2005 was mixed. The manufacturing sector continued to expand in January 2005 and retail sales continued to be a healthy contributor to the economy in January. While the January 2005 unemployment rate declined to 5.2%, which was its lowest rate since 2001, its was mostly attributable to a decline in the number of people looking for jobs as job growth fell below expectations in January. After gaining 0.3% in December, the index of leading economic indicators slipped 0.3% in January. Retail sales were better-than-expected in February and job growth jumped in February, although the national unemployment rate rose in February to 5.4%. February economic data also showed a rise in durable-goods orders and a surge in new home sales, providing further indications that the economy's steady growth was continuing. However, despite a decline in the March U.S. unemployment rate to 5.2%, job growth was sluggish in March with the 110,000 jobs added in March marking the smallest gain since last July. While new home sales were unexpectedly strong in March, the economy showed signs of slowing down at the end of the first quarter as indicated by slowing job growth, a drop in consumer confidence and disappointing retail sales.

A sharp drop in initial jobless claims and a report showing a pick-up in manufacturing activity in the mid-Atlantic region suggested that the economy gained momentum at the start of the second quarter of 2005. Job growth was stronger than expected in April, with the April national unemployment rate holding steady at 5.2%. Record new and existing home sales in April, as well as strong increases in April retail sales and durable goods orders, provided further evidence that the economy had recovered from the slowdown in March. First quarter GDP growth was revised upward from 3.1% to 3.5%, while an accompanying inflation measure remained unrevised. Job growth slowed dramatically in May after surging in April, but the May unemployment rate dipped to 5.1%. Weak auto sales led to a drop in retail sales during May, while manufacturing activity rebounded in May. Sales of new and existing homes remained strong during May, as low interest rates continued to drive the housing market. Orders for durable goods were up strongly in May, as the result of a big jump in demand for commercial aircraft. However, excluding the transportation sector, orders for durable goods declined slightly in May. Economic data at the end of the second quarter of 2005 showed signs that the expansion was on firm footing, as indicated by a pick-up in manufacturing activity in June, consumer confidence hitting a three year high in June and first quarter GDP growth was revised upward to a 3.8% annual rate compared to the original estimate of 3.5%. June employment data showed modest job growth, but the national unemployment rate dropped to 5.0%. Consumer spending rose sharply in June, which fueled a surge in retail sales and increased sales of durable goods orders.

Employment data for July 2005 indicated that the U.S. economy was continuing to strengthen, as the July unemployment rate held steady at 5.0% and 207,000 jobs were added in July. Other economic data generally reflected an upbeat picture of economic growth during July and August, although durable-goods orders unexpectedly dropped sharply in July. Sales of new homes remained strong in July and a mid-August reading of the index of leading indicators implied a continuation of moderate growth in the months ahead. The unemployment rate for August dropped to a four year low of 4.9%, as 169,000 jobs were added during the month.

In terms of interest rate trends over the past year, the Federal Reserve raised short-term rates a quarter-point to 1.50% in August 2004 and signaled that more increases were in store for 2004 based on expectations that the slowdown in the economy would only be temporary. Interest rates stabilized from mid-August through mid-September, while higher oil prices and only a modest increase in August consumer prices contributed to a rally in bond prices in mid-September. The bond market reacted favorably to the Federal Reserve's decision to raise the target rate to 1.75% at its September meeting, with the yield on the 10-year Treasury note edging below 4.0% in late-September. Treasury prices declined slightly at the close of the third quarter, which was largely attributed to profit taking and stronger than expected GDP growth reported for the second quarter.

Weaker than expected employment data for September 2004 and higher oil prices pushed bond yields lower at the start of the fourth quarter, with the yield on the 10-year Treasury note edging back below 4.0% in late-October. Treasury yields increased during early-November, on news of stronger than expected job growth for October and a decline in oil prices to a three week low. The Federal Reserve raised the Federal Funds rate a quarter-point to 2.00% as expected at its November meeting, which combined with mixed economic data served to stabilize long-term Treasury yields in mid-November. Lower oil prices and concerns about the weak dollar pushed Treasury prices lower in late-November. In early-December, Treasury bonds rallied on the weaker than expected employment data for November. The positive trend in U.S. Treasuries continued through mid-December, as the Federal Reserve raised its key interest rate target by a quarter-point to 2.25% and indicated that it would continue to raise interest rates at a measured pace based on expectations of moderate economic growth and well contained inflation. Treasury yields moved higher at the close of 2004 on news of a surge in consumer confidence during December.

Treasury yields increased sharply at beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest rate by another quarter-point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the 10-year Treasury falling below 4.0% in early-February. Long-term Treasury yields moved higher in mid- and late-February on inflation concerns and indications of higher interest rates from the Federal Reserve. The generally strong economic data for February and signals from the Federal Reserve that it was becoming more concerned about inflation sustained the upward trend in interest rates through most of March. As expected, the Federal Reserve concluded its March meeting by raising its target rate to 2.75% from 2.5%. Treasury yields eased lower at the end of March and into early-April, as a key inflation gauge held steady in February and March job growth fell well short of expectations.

The downward trend in long-term Treasury yields generally prevailed through most of April 2005 on signs that the U.S. economy lost steam towards the end of the first quarter. A drop in consumer confidence in April and a weak first quarter GDP report fueled a decline in the 10-year Treasury yield below 4.2% at the end of April and, thus, further narrowed the gap between short- and long-term yields. The Federal Reserved raised the federal funds rate a quarter-point to

3.0% in early-May and indicated a plan of continued rate increases at a measured pace. The increase in short-term interest rates provided for further flattening of the yield curve, particularly as long-term Treasury yields declined in mid-May. The downward trend in long-term Treasury yields continued through early-June, reflecting increased expectations that the Federal Reserve would stop raising interest rates sooner than expected and weaker than expected job growth in the May employment report. The 10-year Treasury note yield declined to a 14-month low of 3.89% at the beginning of June. Interest rates edged higher in mid-June, as the Federal Reserve indicated that the rate increases would continue. Higher oil prices, a decline in producer prices in May, as well as indications of slower economic growth suggested by a decline in the index of leading indicators for May, served to ease inflation concerns and pushed the yield on the 10-year Treasury note back below 4.0% in late-June. As expected the Federal Reserve raised its target for the federal funds rate by a quarter point to 3.25 % at its late-June meeting and indicated that it would continue with a policy of gradual interest rate hikes.

Economic data showing that the economy was gaining momentum pushed Treasury yields higher at the start of the third quarter of 2005. The decline in Treasury prices became more pronounced in late-July on news that China revalued its currency. Treasury yields continued to climb in early-August, following a strong employment report for July that suggested the economy was continuing to strengthen. As expected, the Federal Reserve concluded its August meeting by increasing its target rate by another quarter-point to 3.5% and indicated plans to continue to raise rates at a measured pace. The yield curve flattened during the second half of August and early-September, as long-term Treasury yields eased lower on expectations that rising oil prices would slow consumer spending. As of September 2, 2005, one- and 10-year U.S. government bonds were yielding 3.67% and 4.03%, respectively, versus comparable year ago yields of 2.02% and 4.20%. Exhibit II-2 provides historical interest rate trends from 1995 through September 2, 2005.

Local Economy

The Company's primary market area has a fairly diversified local economy and the region serves as the governmental and financial center of Connecticut. As shown in Table 2.2, service jobs represent the largest employer in Hartford County, followed by employment in FIRE, wholesale/retail trade and government. Manufacturing jobs also constitute a major source of employment in Hartford County. Insurance companies represent some of the largest employers in Hartford County, as the Hartford County region is commonly referred to as "The Insurance Capitol of the World". Some of the major insurance firms that are based in Hartford include Aetna, Cigna, The Hartford Financial Services Group, Phoenix Companies and Travelers Property Casualty Corp. Other major employers in Hartford County include United Technologies Corp., Stanley Works, Lego Toys, Hallmark Cards, as well as many regional banks and the Connecticut State Government. Hartford County has experienced relatively modest job growth in recent years, with the most recent data showing that employment in Hartford County declined during the 2000 to 2003 period.

Table 2.2
Hartford County Employment Sectors (1)

Employment Sectors	% of Labor Force
Services	38.9%
Finance/Insurance/Real Estate	14.6
Wholesale/Retail Trade	14.2
Government	11.7
Manufacturing	10.3
Construction	4.7
Transportation and warehousing	2.9
Information	1.9
Other	0.8
	100.0%

(1) As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for Hartford County, as well as for the U.S. and Connecticut, are shown in Table 2.3. Hartford County's May 2005 unemployment rate of 5.8% was higher than the U.S. unemployment rate of 5.1%, as well as the Connecticut unemployment rate of 5.3%. Consistent with the Connecticut unemployment trends, Hartford County's May

2005 unemployment rate was higher compared to the year ago rate of 5.7%. Comparatively, there was a notable drop in the U.S. unemployment rate from a year ago.

Table 2.3
Unemployment Trends(1)

Region	May 2004 Unemployment	May 2005 Unemployment
United States	5.8%	5.1%
Connecticut	5.0	5.3
Hartford County	5.7	5.8

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

The Company's retail deposit base is closely tied to the economic fortunes of Hartford County, where the main office and all branch facilities are located. Table 2.4 displays deposit market trends from June 30, 2001 through June 30, 2004 for the Company, as well as for all commercial bank and savings institution branches located in Hartford County and Connecticut. The data indicates that deposit growth in Hartford County has been positive, although not quite as strong as the overall deposit growth rate posted by all Connecticut banks and thrifts. Consistent with Connecticut, commercial banks maintained a larger market share of deposits than savings institutions in Hartford County. The larger deposit market share maintained by commercial banks was in part supported by their larger branch presence, as commercial bank branches accounted for 55% of the total branches in Hartford County. During the period covered in Table 2.4, commercial bank deposits increased at a 24.7% annual rate in Hartford County compared to deposit shrinkage experienced by thrift institutions at a 16.5 % annual rate. The growth rates indicated for banks and thrift institutions in Hartford County reflects the impact of thrift institutions being acquired by commercial banks, as savings institutions maintained a comparatively larger deposit market share and branch presence in Hartford County at June 30, 2001.

The Company's $172.2 million of deposits represented a 0.8% market share of the

Table 2.4
New England Bancshares, Inc.
Deposit Summary

	As of June 30,						
	2001			2004			Deposit Growth Rate 2001-2004
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	(%)
	(Dollars in Thousands)						
ɜte of Connecticut	$ 60,386,766	100.0%	1,157	$ 73,841,388	100.0%	1,188	6.9%
:ommercial Banks	25,594,085	42.4%	447	42,744,800	57.9%	598	18.6%
-avings Institutions	34,792,681	57.6%	710	31,096,588	42.1%	590	-3.7%
ɜrtford County	$ 18,111,485	100.0%	267	$ 21,497,541	100.0%	274	5.9%
:ommercial Banks	8,082,556	44.6%	82	15,655,113	72.8%	150	24.7%
;avings Institutions	10,028,929	55.4%	185	5,842,428	27.2%	124	-16.5%
!ew England Bancshares	110,268	0.6%	4	172,240	0.8%	7	16.0%

ɔurce: FDIC.

Hartford County thrift and bank deposits at June 30, 2004. New England Bancshares' deposits increased at a 16.0% annual rate from June 30, 2001 through June 30, 2004, versus a comparable growth rate of 5.9% for total bank and thrift deposits in Hartford County. New England Bancshares' stronger deposit growth rate was facilitated by the acquisition of Windsor Locks and the opening of two branches during the three year period. Through the acquisition of Windsor Locks, the Company added one branch and approximately $35 million of deposits.

Competition

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as offered by New England Bancshares. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies and independent mortgage brokers in originating mortgage loans. Table 2.5 lists the Company's largest competitors in Hartford County, based on deposit market share as noted parenthetically. As of June of June 30, 2004, the Company maintained a 0.8% market share of deposits in Hartford County, which represented the 12th largest market share of deposits in the county.

Table 2.5
New England Bancshares, Inc.
Market Area Deposit Competitors

Location	Name
Hartford County, CT	Bank of America Corporation (41.7%) Webster Financial Corporation (18.1%) BankNorth Group, Inc. (7.8%)

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of New England Bancshares' operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of New England Bancshares is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to New England Bancshares, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 173 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since New England Bancshares will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of New England Bancshares. In the selection process, we applied three "screens" to the universe of all public companies:

- Screen #1. New England institutions with assets between $100 million and $1 billion and a positive return on equity ("ROE") of less than 15%. Six companies met the criteria for Screen #1 and all six were included in the Peer Group: Central Bancorp of Massachusetts, LSB Corp. of Massachusetts, Hingham Institution for Savings of Massachusetts, MassBank Corp. of Massachusetts, Mayflower Co-Op Bank of Massachusetts and NH Thrift Bancshares of New Hampshire. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.
- Screen #2. New York and New Jersey institutions with assets between $100 million and $1 billion and a positive return on equity ratio of less than 15%. Six companies met the criteria for Screen #2 and four were included in the Peer Group: Atlantic Liberty Financial of New York, Elmira Savings Bank of New York, Pamrapo Bancorp, Inc. of New Jersey and Synergy Financial Group of New Jersey. Rome Bancorp of New York was excluded from the Peer Group due to the recency of its conversion, which was completed in April 2005. Carver Bancorp of New York was excluded from the Peer Group due to its unique customer base. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded New Jersey and New York thrifts.
- Screen #3. Second-step conversion offerings completed since the beginning of 2003 and prior to 2005 with assets between $100 million and $1 billion. Four companies met the criteria for Screen #3 and two were included in the Peer Group. One of the companies was already included in the Peer Group based on the selection criteria for Screen #2: Synergy Financial Group of New Jersey. The second-step conversions added to the Peer Group was Jefferson Bancorp of Tennessee. The second-step conversions excluded from the Peer Group were Bridge Street Financial of New York and Wayne Savings Bancshares of Ohio. Bridge Street was excluded due to its conversion to a commercial bank charter and Wayne Savings Bancshares was excluded due to restructuring charges that resulted in a net loss for the trailing twelve month period analyzed.

Table 3.1 shows the general characteristics of each of the 11 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and New England Bancshares, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of New England Bancshares' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- Atlantic Liberty Financial of New York. Selected due to relatively high equity-to-assets ratio, comparable interest-earning asset composition, strong net interest margin, above average level of operating expenses, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- Central Bancorp of Massachusetts. Selected due to comparable size of branch network, comparable return on assets, above average level of operating expenses, relatively low earnings contribution from non-interest operating income, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- Elmira Savings Bank of New York. Selected due to comparable size of branch network, comparable interest-earning asset composition, comparable interest-bearing funding composition, strong net interest margin, above average level of operating expenses, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- Hingham Institution for Savings of Massachusetts. Selected due to comparable size of branch network, relatively low earnings contribution from non-interest operating income, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- Jefferson Bancshares, Inc. of Tennessee. Selected due to completion of second-step conversion in July 2003, comparable asset size, relatively high equity-to-assets ratio, strong net interest margin, relatively low earnings contribution from non-interest operating income, relatively low ROE, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.
- LSB Corp. of Massachusetts. Selected due to comparable size of branch network, comparable return on assets, similar concentration of mortgage-backed securities and 1-4

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Table 3.1
Peer Group of Publicly-Traded Thrifts
September 7, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	933	15	12-31	05/86	34.50	151
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	923	18	12-31	01/04	12.39	148
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	639	9	12-31	11/89	21.60	107
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	628	14	12-31	05/86	14.16	59
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	586	7	12-31	12/88	41.25	86
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	545	6	12-31	05/86	16.85	75
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	532	10	03-31	10/86	27.00	43
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	326	6	12-31	03/85	27.25	33
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	295	1	06-30	07/03	13.16	96
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	237 M	5	04-30	12/87	15.00	31
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	184	2	03-31	10/02	28.25	48

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 09/07/05

family loans in aggregate comprising total assets, lending diversification emphasis on commercial real estate/multi-family loans and favorable credit quality measures.

- o MassBank Corp. of Massachusetts. Selected due to relatively low earnings contribution from non-interest operating income, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets and favorable credit quality measures.
- o Mayflower Co-op Bank of Massachusetts. Selected due to comparable asset size, strong net interest margin, relatively low earnings contribution from non-interest operating income and favorable credit quality measures.
- o New Hampshire Thrift Bancshares of New Hampshire. Selected due to comparable interest-bearing funding composition, relatively strong net interest margin, lending diversification emphasis on commercial real estate/multi-family loans, comparable degree of lending diversification into higher risk types of loans and favorable credit quality measures.
- o Pamrapo Bancorp of New Jersey. Selected due to comparable size of branch network, comparable interest-earning asset composition, comparable interest-bearing funding composition, strong net interest margin, relatively low earnings contribution from non-interest operating income, lending diversification emphasis on commercial real estate/multi-family loans, comparable degree of lending diversification into higher risk types of loans and favorable credit quality measures.
- o Synergy Financial Group of New Jersey. Selected due to completion of second-step conversion in January 2004, comparable return on assets, relatively low earnings contribution from non-interest operating income, relatively low ROE and favorable credit quality measures.

In aggregate, the Peer Group companies maintain a similar level of capital as the industry average (11.14% of assets versus 11.17% for all public companies), generate higher earnings as a percent of average assets (0.86% ROAA versus 0.73% for all public companies), and generate a slightly higher ROE (8.76% ROE versus 7.61% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were similar to the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$2,745	$530
Market capitalization ($Mil)	$430	$80
Equity/assets (%)	11.17%	11.14%
Return on average assets (%)	0.73	0.86
Return on average equity (%)	7.61	8.76
Pricing Ratios (Averages)(1)		
Price/earnings (x)	19.40x	19.38x
Price/book (%)	153.49%	147.98%
Price/assets (%)	17.01	16.05

(1) Based on market prices as of September 2, 2005.

Ideally, the Peer Group companies would be comparable to New England Bancshares in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to New England Bancshares, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for New England Bancshares and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of June 30, 2005, unless indicated otherwise for the Peer Group companies. New England Bancshares' equity-to-assets ratio of 13.0% was above the Peer Group's average net worth ratio of 11.1%. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 12.2% and 10.9%, respectively, as goodwill and intangibles maintained by the Company and the Peer Group equaled 0.8% and 0.2% of assets, respectively. The Company's pro forma tangible capital position will increase with the addition of stock proceeds. The increase in New England Bancshares' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the

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Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
New England Bancshares, Inc.																				
June 30, 2005	8.8	24.4	62.2	74.6	11.4	0.0	13.0	0.8	12.2	0.0	6.59	-1.60	12.24	-2.20	148.30	6.96	7.85	11.44	11.44	22.47
All Public Companies																				
Average	3.7	23.6	67.7	66.3	20.5	0.7	11.2	1.0	10.1	0.0	12.98	2.67	15.21	10.16	11.48	6.21	4.58	9.74	9.54	16.93
Medians	3.0	20.4	71.0	68.0	19.6	0.0	9.8	0.2	8.7	0.0	9.48	-1.10	12.55	6.97	7.06	5.37	4.78	8.82	8.54	14.21
State of CT																				
Averages	3.2	26.3	65.3	70.8	13.4	0.5	14.3	1.3	13.0	0.0	14.76	15.83	14.07	4.14	15.53	4.26	6.55	11.29	10.60	19.21
Medians	3.0	19.6	72.1	73.0	12.4	0.1	15.1	0.1	14.6	0.0	18.50	19.97	16.44	3.23	20.87	2.55	6.20	11.00	10.85	17.28
Comparable Group																				
Averages	4.5	30.0	62.0	69.0	18.7	0.4	11.1	0.2	10.9	0.0	5.07	-7.91	11.42	2.61	18.22	2.84	3.28	11.34	10.64	20.00
Medians	3.3	24.8	67.6	66.0	17.3	0.0	8.9	0.0	8.9	0.0	3.87	-10.11	12.80	3.45	6.85	4.17	4.28	9.22	9.22	15.55
Comparable Group																				
ALFC Atlantic Liberty Fincl of NY	4.1	24.8	67.6	59.0	23.3	0.0	15.4	0.0	15.4	0.0	0.68	-10.11	5.98	-1.46	-0.81	7.14	7.14	11.89	11.89	21.54
CEBK Central Bncrp of Somerville MA	1.3	21.7	75.0	63.8	27.2	1.0	7.4	0.4	7.0	0.0	4.63	-17.25	13.28	8.06	5.37	-8.00	-8.44	NM	7.95	13.11
ESBK Elmira Svgs Bank, FSB of NY	2.2	32.5	61.2	75.3	17.0	0.0	7.0	0.1	6.9	0.0	3.83	5.90	3.34	-1.13	31.52	13.35	14.24	7.07	7.07	13.21
HIFS Hingham Inst. for Sav. of MA	3.7	16.9	76.0	60.8	30.7	0.0	8.0	0.0	8.0	0.0	11.36	0.00	15.38	7.55	19.95	10.62	10.62	NM	8.39	14.02
JFBI Jefferson Bancshares Inc of TN	3.7	18.1	71.7	66.0	5.8	0.0	27.8	0.0	27.8	0.0	-3.42	-37.48	13.38	-4.99	NM	-12.16	-12.16	22.72	22.72	35.39
LSBX LSB Corp of No. Andover MA	2.1	53.0	43.0	56.3	32.2	0.0	10.8	0.0	10.8	0.0	14.53	16.43	12.88	6.01	40.30	3.00	3.00	NM	10.50	19.49
MASB MassBank Corp. of Reading MA	23.1	50.2	24.5	87.6	0.0	0.0	11.6	0.1	11.5	0.0	-4.83	-3.76	-6.00	-5.00	NM	0.72	0.72	NM	11.47	40.53
MFLR Mayflower Co-Op. Bank of MA(1)	3.7	37.4	55.2	82.8	9.0	0.0	7.8	0.0	7.7	0.0	10.52	11.48	10.33	11.92	4.34	4.17	4.28	NM	NM	NM
NHTB NH Thrift Bancshares of NH	3.3	20.2	71.1	71.1	17.3	3.3	7.2	1.9	5.3	0.0	3.87	-15.73	12.80	3.45	3.82	10.72	15.23	7.94	7.94	11.62
PBCI Pamrapo Bancorp, Inc. of NJ	1.2	31.0	65.9	75.4	14.6	0.0	8.9	0.0	8.9	0.0	-0.75	-17.25	9.93	-2.95	6.85	6.97	6.97	8.54	8.54	16.30
SYNF Synergy Financial Group of NJ	0.4	24.5	70.9	60.5	28.4	0.0	10.7	0.1	10.6	0.0	15.35	-19.24	34.32	7.27	52.60	-5.29	-5.47	9.90	9.90	14.79

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for New England Bancshares and the Peer Group. New England Bancshares' loans-to-assets ratio of 62.2% approximated the comparable Peer Group ratio of 62.0%. Comparatively, New England Bancshares' cash and investments-to-assets ratio of 33.2% was slightly lower than the comparable Peer Group measure of 34.5%. Overall, New England Bancshares' interest-earning assets amounted to 95.4% of assets, which was slightly below the Peer Group's ratio of 96.5%.

New England Bancshares' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's. The Company's deposits equaled 74.6% of assets, which was above the Peer Group average of 69.0%. Comparatively, borrowings accounted for a lower portion of the Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 11.4% and 19.1% for New England Bancshares and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled 86.0% and 88.1% for New England Bancshares and the Peer Group, respectively.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio of 109.5% is slightly lower than the Company's IEA/IBL ratio of 110.9%. The additional capital realized from stock proceeds should support an increase in New England Bancshares' IEA/IBL ratio, as the capital realized from New England Bancshares' stock offering will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on the Company's and the Peer Group's annual growth for the twelve months ended June 30, 2005, unless indicated otherwise for the Peer Group companies. New England Bancshares recorded a 6.6% increase in assets, versus asset growth for the Peer Group of 5.1%. Asset growth for the Company was realized through loan growth, which was in part funded a decline in cash and investments. Asset growth for the Peer Group was also realized through loan growth and was in part funded by a decline in cash and investments as well. Following the conversion, New England Bancshares growth capacity will be greater than the Peer Group's, as the result of the increase in leverage capacity that will be provided by the infusion of the net stock proceeds.

Asset growth for the Company was funded with increased utilization of borrowings, which more than doubled during the period and funded a 2.2% decline in deposits as well. Comparatively, deposit growth of 2.6% and an 18.2% increase in borrowings funded the Peer Group's asset growth. Capital growth rates posted by the Company and the Peer Group equaled 7.0% and 2.8%, respectively. Factors contributing to the Company's higher capital growth rate included payment of dividends only on the minority shares that are outstanding to the public shareholders and the absence of stock repurchases. Comparatively, despite recording a higher return on assets than the Company, the Peer Group's capital growth rate was slowed by dividend payments on all shares outstanding as well as stock repurchases implemented by some of the Peer Group companies during the twelve month period. The increase in capital realized from stock proceeds, as well as dividend payments on all shares outstanding and possible stock repurchases, will depress the Company's capital growth rate following the stock offering.

Income and Expense Components

New England Bancshares and the Peer Group reported net income to average assets ratios of 0.59% and 0.86%, respectively (see Table 3.3), based on earnings for the twelve months ended June 30, 2005, unless indicated otherwise for the Peer Group companies. The Company maintained earnings advantages in the areas of net interest income and net gains, which was more than offset by the Peer Group's lower level of operating expenses and slightly higher level of non-interest operating income. Loan loss provisions were a comparable factor in the Company's and the Peer Group's earnings.

The Company's stronger net interest margin was realized through maintenance of a lower interest expense ratio, which was partially offset by the Peer Group's higher interest income ratio. The Peer Group's higher interest income ratio was supported by maintenance of a higher level of interest-earning assets relative to total assets, which was somewhat offset by the Company's higher yield earned on interest-earning assets (5.43% versus 5.13% for the Peer

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2005

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO:	MEMO:
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	Assets/ FTE Emp.	Effective Tax Rate
New England Bancshares, Inc.																			
June 30, 2005	0.59	4.85	1.44	3.41	0.05	3.36	0.00	0.00	0.37	0.37	2.79	0.04	0.02	0.00	5.43	1.85	3.58	3,852	34.92
All Public Companies																			
Averages	0.75	5.04	2.03	3.00	0.13	2.88	0.05	0.00	0.66	0.71	2.43	0.03	0.04	0.00	5.29	2.32	2.97	5,425	33.39
Medians	0.75	5.00	1.98	3.03	0.07	2.88	0.00	0.00	0.49	0.52	2.31	0.00	0.01	0.00	5.25	2.28	3.02	4,519	33.98
State of CT																			
Averages	0.49	4.66	1.43	3.23	0.08	3.15	0.01	0.00	1.06	1.07	2.64	0.04	-0.43	0.02	4.90	1.69	3.21	4,716	24.92
Medians	0.39	4.81	1.43	3.35	0.04	3.25	0.00	0.00	0.95	0.97	2.48	0.02	-0.34	0.00	5.08	1.66	3.33	4,353	29.69
Comparable Group Average																			
Averages	0.86	4.95	1.74	3.22	0.04	3.18	0.01	0.00	0.39	0.40	2.23	0.00	-0.01	0.00	5.13	1.98	3.15	5,446	37.38
Medians	0.82	5.08	1.81	3.24	0.03	3.21	0.00	0.00	0.31	0.37	2.33	0.00	0.00	0.00	5.26	2.02	3.35	5,768	35.08
Comparable Group																			
ALFC Atlantic Liberty Fincl of NY	1.13	5.42	1.59	3.82	0.07	3.76	0.00	0.00	0.77	0.77	2.57	0.00	-0.45	0.00	5.61	1.91	3.70	7,358	55.04
CEBK Central Bncrp of Somerville MA	0.53	5.51	2.37	3.14	0.02	3.12	0.00	0.00	0.20	0.20	2.65	0.00	0.13	0.00	5.61	2.59	3.02	3,969	34.50
ESBK Elmira Svgs Bank, FSB of NY	0.83	5.17	1.86	3.30	0.04	3.26	0.00	0.00	0.50	0.50	2.60	0.03	0.12	0.00	5.39	2.02	3.37	3,427	33.73
HIFS Hingham Inst. for Sav. of MA	1.11	5.08	1.85	3.24	0.03	3.21	0.00	0.00	0.28	0.28	1.70	0.00	0.00	0.00	5.26	2.02	3.24	7,144	37.59
JFBI Jefferson Bancshares Inc of TN	1.15	5.24	1.54	3.70	0.00	3.70	0.01	0.00	0.40	0.41	2.33	0.00	-0.01	0.00	5.54	2.19	3.35	NM	35.08
LSBX LSB Corp of No. Andover MA	0.61	4.62	1.91	2.71	0.00	2.71	0.02	0.01	0.24	0.27	2.06	0.00	0.00	0.00	4.72	2.16	2.55	5,510	34.92
MASB MassBank Corp. of Reading MA	0.75	3.61	1.41	2.20	-0.02	2.22	0.00	0.00	0.15	0.15	1.28	0.00	0.05	0.00	3.72	1.62	2.10	6,861	33.90
MFLR Mayflower Co-Op. Bank of MA(1)	0.82	4.90	1.52	3.38	0.03	3.35	0.06	0.00	0.31	0.37	2.57	0.01	0.15	0.00	5.09	1.67	3.43	3,818	36.42
NHTB NH Thrift Bancshares of NH	0.78	4.42	1.21	3.21	0.00	3.20	0.00	0.00	0.66	0.66	2.37	0.00	-0.08	0.00	4.67	1.33	3.35	3,977	33.91
PBCI Pamrapo Bancorp, Inc. of NJ	1.24	5.67	1.81	3.86	0.03	3.83	0.02	0.03	0.31	0.36	2.12	0.00	0.00	0.00	5.78	2.01	3.77	6,027	39.94
SYNF Synergy Financial Group of NJ	0.52	4.84	2.01	2.83	0.20	2.63	0.00	0.00	0.45	0.45	2.26	0.01	0.00	0.00	5.05	2.30	2.75	6,366	36.20

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group). The Company's lower interest expense ratio was supported by a lower level of interest-bearing liabilities funding assets, as well as a lower cost of funds (1.85% versus 1.98% for the Peer Group). Overall, New England Bancshares and the Peer Group reported net interest income to average assets ratios of 3.41% and 3.22%, respectively.

In another key area of core earnings, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group recorded operating expense to average assets ratios of 2.83% and 2.23%, respectively. The Company's higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group's funding composition, as well as maintenance of a deposit base with a relatively high concentration of transaction and savings accounts. Additionally, the Company has added staff to support implementation of business plan growth strategies. Consistent with the Company's higher operating expense ratio, New England Bancshares maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.9 million for the Company, versus a comparable measure of $5.4 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company earnings strength was less favorable than the Peer Group's. Expense coverage ratios posted by New England Bancshares and the Peer Group equaled 1.20x and 1.44x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a slightly larger contribution to the Peer Group's earnings, with such income amounting to 0.37% and 0.40% of the Company's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, New England Bancshares' efficiency ratio of 73.8% was less favorable than the Peer Group's efficiency ratio of 61.6%.

Loan loss provisions had a similar impact on New England Bancshares' and the Peer Group's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.05% and 0.04% of average assets, respectively. The relatively minor impact of loan loss provisions on the Company's and the Peer Group's earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Gains and losses from the sale of assets had a more favorable impact on the Company's earnings for the twelve month period shown in Table 3.3, as the Company reported net gains equal to 0.02% of average assets versus a net loss equal to 0.01% of average assets reported by the Peer Group. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, which may be considered to be an ongoing activity for an institution particularly during periods of low interest rates, such gains warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

Taxes had a larger impact on the Peer Group's earnings, as New England Bancshares and the Peer Group posted effective tax rates of 34.92% and 37.38%, respectively.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for other and risk weighted assets. The information presented for the Company and the Peer Group reflect data as of June 30, 2005, unless otherwise indicated for the Peer Group companies. In comparison to the Peer Group, the Company's loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family residential mortgage loans and

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2005

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
New England Bancshares, Inc.	5.77	39.92	5.04	14.54	2.97	0.50	53.48	1,365	0
All Public Companies	13.15	35.89	5.69	16.92	3.28	3.68	61.16	649,478	9,223
State of CT	14.31	41.33	4.15	11.38	0.37	5.20	59.54	40,268	388
Comparable Group Average	17.20	31.33	3.51	19.63	3.01	2.49	59.15	42,854	348
Comparable Group									
ALFC Atlantic Liberty Fincl of NY	22.81	31.84	4.11	29.19	0.57	0.00	56.35	0	0
CEBK Central Bncrp of Somerville MA	9.00	32.20	3.23	36.54	0.20	0.90	69.57	1	0
ESBK Elmira Svgs Bank, FSB of NY	19.80	31.06	1.19	10.93	8.07	9.70	58.23	77,158	522
HIFS Hingham Inst. for Sav. of MA	3.03	38.95	4.10	30.41	0.06	0.02	61.80	1,166	0
JFBI Jefferson Bancshares Inc of TN	3.18	29.01	6.55	20.94	2.12	8.20	64.79	0	0
LSBX LSB Corp of No. Andover MA	31.20	12.61	3.15	23.65	0.11	2.47	58.46	43,080	289
MASB MassBank Corp. of Reading MA	14.25	24.29	0.01	0.13	0.25	0.01	29.33	4,360	0
MFLR Mayflower Co-Op. Bank of MA(1)	19.91	31.29	9.39	12.27	1.01	1.97	59.57	46,638	0
NHTB NH Thrift Bancshares of NH	10.72	45.19	3.99	14.20	1.71	2.53	66.98	290,426	3,021
PBCI Pamrapo Bancorp, Inc. of NJ	29.92	41.65	2.25	19.54	0.40	0.37	55.00	797	0
SYNF Synergy Financial Group of NJ	25.43	26.59	0.68	18.10	18.61	1.20	70.52	7,768	0

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

mortgage-backed securities (45.7% of assets versus 48.5% for the Peer Group). The Company maintained a higher concentration of 1-4 family loans, which was more than offset by the Peer Group's higher concentration of mortgage-backed securities. Given the Company's philosophy of retaining all loan originations for investment, loans serviced for others necessarily represented a more significant off-balance sheet item for the Peer Group. Loans serviced for others equaled 8.1% of the Peer Group's assets. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles.

Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (19.6% of assets), while other areas of lending diversification for the Peer Group were fairly evenly distributed between construction/land loans (3.5% of assets), commercial business loans (3.0% of assets) and consumer loans (2.5% of assets). The Company's lending diversification consisted primarily of commercial real estate/multi-family loans (14.5% of assets), followed by construction/land loans (5.0% of assets) and commercial business loans (3.0% of assets). Consumer lending was a minimal of lending diversification for the Company (0.5% of assets). The Peer Group's more significant diversification into higher risk types of loans translated into a higher risk-weighted assets-to-assets ratio of 59.2%, as compared to the Company's ratio of 53.5%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, New England Bancshares' interest rate risk characteristics were considered to be fairly comparable to the Peer Group's, as the Company's higher equity-to-assets ratio was somewhat offset by the Peer Group's lower level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2005 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04
New England Bancshares, Inc.	12.2	110.9	4.6	-14	21	3	-10	-5	21
All Public Companies	10.1	108.9	5.1	-2	-2	-1	3	-4	5
State of CT	13.0	112.2	5.1	-2	6	10	-6	36	-30
Comparable Group Average	10.9	110.1	3.5	-2	-2	2	-1	-9	2
Comparable Group									
ALFC Atlantic Liberty Fincl of NY	15.4	117.3	3.5	2	-2	7	-23	-8	12
CEBK Central Bncrp of Somerville MA	7.0	106.5	2.0	-3	5	2	15	-19	7
ESBK Elmira Svgs Bank, FSB of NY	6.9	104.0	4.1	-3	-4	-12	-2	0	-16
HIFS Hingham Inst. for Sav. of MA	8.0	105.7	3.3	-8	-5	6	-4	-8	-7
JFBI Jefferson Bancshares Inc of TN	27.8	130.4	6.5	-10	15	1	-3	-1	12
LSBX LSB Corp of No. Andover MA	10.8	110.8	1.9	-8	-21	7	-3	-8	7
MASB MassBank Corp. of Reading MA	11.5	111.8	2.1	9	-2	7	11	-6	2
MFLR Mayflower Co-Op. Bank of MA(1)	7.7	104.9	3.7	NA	-2	5	-4	8	-1
NHTB NH Thrift Bancshares of NH	5.3	103.2	5.4	-11	1	16	1	-31	10
PBCI Pamrapo Bancorp, Inc. of NJ	8.9	109.0	1.9	3	-0	-7	7	6	-11
SYNF Synergy Financial Group of NJ	10.6	107.9	4.2	8	-8	-12	-3	-32	NA

(1) Financial information is for the quarter ending March 31, 2005.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and *offering circulars*, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for New England Bancshares and the Peer Group. In general, there was a slightly greater degree of volatility reflected in the quarterly changes in the Company's net interest income ratios, based on the interest rate environment that prevailed during the period covered in Table 3.5. However, the stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Company's assets.

Credit Risk

Overall, the Company's and the Peer Group's credit risk exposure generally appears to be fairly comparable, based on their comparative ratios for non-performing assets and reserve coverage ratios. As shown in Table 3.6, the Company's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.21% of assets, which was slightly above the comparable Peer Group ratio of 0.13%. New England Bancshares' non-performing loans/loans ratio of 0.34% was also slightly higher than the comparable Peer Group ratio of 0.14%. The Peer Group maintained a higher level of loss reserves as a percent of non-performing loans (451.9% versus 312.1% for the Company), while the Company maintained a higher level of reserves as percent of loans (1.06% versus 0.92% for the Peer Group). The Company recorded a modest net recovery to loan loss provisions, versus a nominal amount of net loan charge-offs recorded by the Peer Group.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of New England Bancshares. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint.

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2005 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
New England Bancshares, Inc.	0.00	0.21	0.34	1.06	312.13	312.13	-31	-0.02
All Public Companies	0.06	0.46	0.55	0.91	269.12	222.79	301	0.10
State of CT	0.00	0.14	0.20	0.91	339.07	332.46	252	0.01
Comparable Group Average	0.03	0.13	0.14	0.92	451.86	308.38	14	0.01
Comparable Group								
ALFC Atlantic Liberty Fincl of NY	0.04	0.09	0.07	0.60	881.18	459.51	0	-0.04
CEBK Central Bncrp of Somerville MA	0.00	0.02	0.03	0.93	NA	NA	0	0.00
ESBK Elmira Svgs Bank, FSB of NY	0.00	0.25	0.40	1.00	250.06	250.06	23	0.00
HIFS Hingham Inst. for Sav. of MA	0.00	0.13	0.17	0.71	432.84	432.84	0	0.00
JFBI Jefferson Bancshares Inc of TN	0.31	0.45	0.20	1.07	538.26	171.12	45	0.09
LSBX LSB Corp of No. Andover MA	0.00	0.01	0.01	1.73	NA	NA	4	0.01
MASB MassBank Corp. of Reading MA	0.00	0.04	0.15	0.54	365.31	365.31	0	0.00
MFLR Mayflower Co-Op. Bank of MA(1)	0.00	NA	NA	1.25	NA	NA	0	-0.01
NHTB NH Thrift Bancshares of NH	0.00	0.03	0.04	0.89	NA	NA	5	0.00
PBCI Pamrapo Bancorp, Inc. of NJ	0.00	0.24	0.25	0.62	243.52	171.45	4	-0.04
SYNF Synergy Financial Group of NJ	0.00	0.04	0.06	0.78	NA	NA	73	0.05

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in New England Bancshares' operations and financial condition; (2) monitor New England Bancshares' operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including New England Bancshares' value, or New England Bancshares' value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of New England Bancshares coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of the Company's and Peer Group's balance sheets. The relative concentrations of loans and investments comprising interest-earning assets were fairly comparable for the Company and the Peer Group, while the Peer Group's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Peer Group's asset composition provided for a higher risk weighted assets-to-assets ratio than maintained by the Peer Group. New England Bancshares' funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Company maintained slightly lower levels of interest-earning assets and interest-bearing liabilities compared to the Peer Group, which provided for comparable IEA/IBL ratios for the Company and the Peer Group. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. The Company and the Peer Group maintained comparable ratios of non-performing assets-to-assets, while the Company's non-performing loans-to-loans ratio was slightly above the Peer Group's ratio. Loss reserves maintained as a percent of non-performing loans were higher for the Peer Group, while the Company maintained slightly higher reserves as a percent of loans. As noted above, the Peer Group maintained a higher risk weighted assets-to-assets ratio than the Peer Group. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Company's overall asset/liability composition.

- Balance Sheet Liquidity. The Company operated with a comparable level of cash and investment securities relative to the Peer Group (33.2% of assets versus 34.5% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company's future borrowing capacity was considered to be slightly greater than the Peer Group's, in light of the lower level of borrowings maintained by the

Company. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's balance sheet liquidity.

- o Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Company and the Peer Group, with the Company maintaining a higher deposits-to-assets ratio than the Peer Group. Comparatively, the Peer Group's funding compositions reflected slightly higher utilization of borrowings than the Company. In total, the Company maintained a slightly lower level of interest-bearing liabilities than the Peer Group and the Company's funding composition provided for a similar cost of funds as indicated for the Peer Group. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Company's capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets. Overall, RP Financial concluded that a slight upward adjustment was warranted for New England Bancshares' funding composition.

- o Capital. The Company operates with a slightly higher pre-offering capital ratio than the Peer Group, 13.0% and 11.1% of assets, respectively. Accordingly, following the second-step conversion offering, the difference between the Company's and the Peer Group's equity-to-assets ratio will become more significant. New England Bancshares' higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's higher pro forma capital position will depress its return on equity. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's pro forma capital position.

On balance, New England Bancshares' balance sheet strength was considered to be more favorable than the Peer Group's, as implied by the slight upward adjustments applied for Company's balance sheet liquidity, funding composition and capital strength. Accordingly, a slight upward adjustment was determined to be appropriate for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- o Reported Earnings. The Company's reported earnings were lower than the Peer Group's on a ROAA basis (0.59% of average assets versus 0.86% for the Peer Group). The Company's lower return was substantially due to higher operating expenses, while a higher net interest margin, higher net gains and a lower effective tax rate represented earnings advantages for New England Bancshares. Loan loss provisions were a fairly comparable factor in the Company's and the Peer Group's respective earnings, while non-interest operating income was a slightly larger contributor to the Peer Group's earnings. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings on an ROAA basis. At the same time, the Company will incur additional expenses related to the stock benefit plans that will be implemented in connection with the second-step offering (8.0% ESOP and 4.0% RRP). Overall, after factoring in the pro forma impact of the conversion, a slight downward valuation adjustment was applied for New England Bancshares' reported earnings.

- o Core Earnings. Both the Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a higher net interest margin, a slightly lower level of non-interest operating income and a higher operating expense ratio. The Company's higher net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.20x versus 1.44x for the Peer Group). Similarly, as the result of the Company's higher level of operating expenses, the Company's efficiency ratio of 73.8% was less favorable than the Peer Group's efficiency ratio of 61.6%. Loss provisions had a comparable impact on the Company's and the Peer Group's earnings, while the Company's effective tax rate was slightly lower than the Peer Group's effective tax rate. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, indicate that the Peer Group's core earnings were more favorable than the Company's and, therefore, a slight downward adjustment was warranted for the Company's core earnings.

- o Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company's net interest margin. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios and level of non-interest earning assets were fairly comparable for the Company and the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that exceed the comparable Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that the Company's interest rate risk exposure on a pro forma basis was less than the Peer Group's and a slight upward adjustment was warranted for valuation purposes.

- o Credit Risk. Loan loss provisions were a comparable factor in the Company's and the Peer Group's earnings (0.05% of average assets versus 0.04% for the Peer Group). Other credit risk factors were also fairly comparable for the Company and the Peer Group, in which the implied credit risk associated with their respective earnings was considered to be limited. Overall, RP Financial concluded that no valuation adjustment was warranted for the Company's earnings credit risk exposure.

- o Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company's historical growth was slightly greater than the Peer Group's and the Company's loan growth was slightly above the Peer Group's. Second, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity and providing the Company with additional liquidity for purposes of funding loan growth. Lastly, the Company and the Peer Group maintained fairly comparable levels of non-interest operating income, which implies similar earnings growth potential and sustainability of earnings for the Company and the Peer Group during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Company's earnings growth potential appears to be slightly more favorable than the Peer Group's, and, thus, we concluded that a slight upward adjustment was warranted for this factor.

- o Return on Equity. Currently, the Company's return on equity ("ROE") is lower than the Peer Group's. Accordingly, with the increase in capital that will be realized from the second-step conversion, which will result in the Company having a significantly higher pro forma capital position than the Peer Group, the Company's ROE will be well below the comparable averages for the Peer Group and the industry. In view of the lower capital growth rate that will be imposed by New England Bancshares' lower ROE, we concluded that a moderate downward valuation adjustment was warranted for the Company's pro forma ROE.

Overall, the upward adjustments applied for the Company's interest rate risk and earnings growth potential were considered to be more than offset by the downward adjustments applied for the Company's reported earnings, core earnings and return on equity. Accordingly, on balance, we believe a slight downward adjustment was warranted for this factor.

3. Asset Growth

New England Bancshares experienced a 6.6% increase in assets during the most recent twelve month period, versus a 5.1% asset growth rate posted by the Peer Group. Asset growth for both the Company and the Peer Group was primarily sustained through higher yielding loan growth. The Company will realize a significant increase in its pro forma capital position from the infusion of stock proceeds, which will provide New England Bancshares with greater leverage capacity than currently maintained by the Peer Group. Accordingly, on balance, we believe a slight upward valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in the Hartford metropolitan area, the Company faces significant competition for loans and deposits from other financial institutions, many of which are larger, provide a broader array of services and have significantly larger branch networks than maintained by the Company. New England Bancshares' primary market area for deposits and loans is Hartford County, where all eight of the Company's branches are located. Hartford County has experienced growth in population and households since 2000, with such growth being slightly less than the comparable Connecticut growth rates. Household and per capita income measures for Hartford County were less than Connecticut measures, reflecting the greater affluence of the southern Connecticut market area.

Overall, the markets served by the Peer Group companies were viewed as being comparable with respect to supporting growth opportunities. Hartford County's population density and growth were comparable to the Peer Group's measures. Likewise, the per capita income for the markets served by the Peer Group companies was on average comparable to Hartford County's per capita income and was also slightly less than their state's per capita income on average. The average and median deposit market shares maintained by the Peer Group companies were greater than the Company's market share of deposits in Hartford County. In general, the degree of competition faced by the Peer Group companies was viewed as not as significant as experienced by the Company in Hartford County, while the growth potential in the markets served by the Peer Group companies was for the most part viewed as similar to the growth potential of the Company's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, May 2005 unemployment rates for the majority of the markets served by the Peer Group companies were generally lower than comparable unemployment rate reflected for Hartford County. On balance, we concluded that a slight downward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
New England Bancshares, Inc. and the Peer Group Companies (1)

	County	May 2005 Unemployment
New England Bancshares, Inc. - CT	Hartford	5.8%
The Peer Group		
Atlantic Liberty Financial – NY	Kings	6.0
Central Bancorp - MA	Middlesex	3.9
Elmira Savings Bank - NY	Chemung	5.3
Hingham Institution for Savings – MA	Plymouth	4.5
Jefferson Bancshares, Inc. – TN	Hamblen	5.9
LSB Corp. - MA	Essex	4.9
MassBank Corp. – MA	Middlesex	3.9
Mayflower Co-operative Bank – MA	Plymouth	4.5
New Hampshire Thrift Bancshares - NH	Sullivan	2.7
Pamrapo Bancorp - NJ	Hudson	4.8
Synergy Financial Group – NJ	Union	4.2

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy pursuant to the second-step offering. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 11 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.13% to 4.07%. The average dividend yield on the stocks of the Peer

Group institutions was 2.61% as of September 2, 2005, representing an average payout ratio of 45.4% of core earnings. As of September 2, 2005, approximately 88% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.19% and an average payout ratio of 33.1% of core earnings. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to the stock offering, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All 11 of the Peer Group companies trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $31.1 million to $150.7 million as of September 2, 2005, with average and median market values of $79.7 million and $74.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.2 million to 12.0 million, with average and median shares outstanding both equaling 4.2 million. The Company's pro forma market value will be lower than the Peer Group's average and median market values, while shares outstanding for the Company will be similar to the Peer Group's average and median shares outstanding. Like all of the Peer Group companies, the Company's stock will be quoted on the NASDAQ National Market System following the conversion. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as New England Bancshares: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the acquisition market for thrift franchises in Connecticut; and (4) the market for the public stock of New England Bancshares. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The Dow Jones Industrial Average ("DJIA") moved to a six week high in late-August 2004, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September, based on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter of 2004, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stocks at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a seven-month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the DJIA move to a three and one-half year high.

The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve's quarter-point rate increase contained no surprises, oil prices declined and January retail sale beat expectations. The broader stock market had an uneven performance during the second half of February, reflecting concerns about inflation, higher oil prices and a weak dollar.

Despite surging oil prices, the DJIA moved back into positive territory for the year in early-March 2005. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings would be significantly below an earlier forecast and record high oil prices. Increased expectations of higher interest rates further depressed stocks in late-March, as the Federal Reserve surprised investors by signaling for the first time in more than four years that it was concerned with inflation. As expected, the Federal Reserve concluded its March meeting by raising its target for the federal funds rate to 2.75% from 2.5%. After dropping to a two-month low, a decline in oil prices helped lift the DJIA to its biggest one-day gain for the year at the end of March 2005. However, the first quarter of 2005 still showed a decline in the DJIA for the third year in a row.

Weaker-than-expected job growth reflected in the March 2005 employment data pushed stocks lower at the start of the second quarter. Following a brief rally in early-April, the broader stock market moved to a five-month low in mid-April. The sell-off was based on concerns of a slowing U.S. economy, higher inflation and rising oil prices. Comparatively, economic data which showed a decline in initial jobless claims, a pick-up in Mid-Atlantic manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports fueled a sharp rise in the stock market heading into late-April. A stronger-than-expected employment report for April, optimism about interest rates and a big planned purchase of General Motors shares helped to lift stocks in early-May. Gains in the broader stock market generally continued through most of May, as the trade deficit fell sharply in March, oil prices dropped and the economy showed signs of sustaining growth with low inflation. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth and mild inflation. After moving to a three-month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve's plans for raising interest rates further.

The broader stock market rebounded at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism above the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the DJIA posting a 1.5% loss for the month of August. The stock market showed resiliency in aftermath of Hurricane Katrina, as oil prices fell following the Energy Department's decision to release some of the Strategic Petroleum Reserve. As an indication of the general trends in the nation's stock markets over the past year, as of September 2, 2005, the DJIA closed at 10447.37 an increase of 1.8% from one year ago and a decline of 3.1% year-to-date, and the NASDAQ closed at 2141.07, an increase of 16.1% from one year ago and a decline of 1.6% year-to-date. The Standard & Poors 500 Index closed at 1218.02 on September 2, 2005 an increase of 9.4% from one year ago and an increase of 0.5% year-to-date.

The market for thrift stocks has been mixed as well during the past twelve months, but, in general, thrift issues have paralleled trends in the broader market. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August 2004. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter of 2004. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well.

The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February, but then eased slightly in mid-February as long-term interest rates spiked-up following an unexpected surge in the January 2005 wholesale core inflation rate. Comparatively, tame inflation data reflected in the January consumer price index provided a boost to the thrift sector in late-February. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and signals from the Federal Reserve that it was becoming more concerned about inflation. Thrift stocks participated in the broader market rally at the close of the first quarter, with the SNL Thrift Index posting a one-day gain of 1.3% compared to a 1.1% gain for the DJIA.

Thrift issues started the second quarter of 2005 trading in a narrow range and then followed the broader market lower in mid-April reflecting concerns that first quarter earnings in the thrift sector would show the negative effects of net interest margin compression resulting from the flattening of the yield curve. Acquisition speculation involving some large thrifts and a strong report on new home sales in March provided a boost to thrift stocks in late-April. Thrift stocks continued to show strength at the beginning of May, as long-term Treasury yields headed higher on news that the U.S. Treasury Department was considering bringing back the 30-year Treasury bond. Surprisingly strong job growth cooled off the thrift rally at the end of the first week of May. Thrift stocks rebounded in mid-May on strength in the broader market and a smaller than expected increase in the April consumer price index, which served to ease inflation concerns. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May 2005. A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, which was supported by a decline in the May consumer price index that served to calm inflation fears. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices.

Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. On September 2, 2005, the SNL Index for all publicly-traded thrifts closed at 1,593.0, an increase of 6.7% from one year ago and a decline of 0.8% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

After experiencing a softer market in the first quarter of 2005, speculative interest in converting thrifts lessened and the new issue market for converting issues has shown signs of stabilizing in recent months. As shown in Table 4.2, one standard conversion, one second-step conversion and five mutual holding company offerings were completed during the past three months. The second-step conversion offering is considered to be more relevant for our analysis, which was completed by Hudson City Bancorp on June 7, 2005. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Hudson City Bancorp's $3.9 billion second-step offering was among the largest equity offerings ever completed by a U.S. company, which, along with some

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Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans			Initial Dividend	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO	Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
BankFinancial Corp.*	IL	6/24/05	BFIN-NASDAQ	$ 1,493	6.36%	0.44%	169%	$ 244.7	100%	132%	1.4%	N.A	N.A	8.0%	4.0%	1.6%	0.00%	85.5%	34.3x	14.4%	0.4x	16.8%	2.5x	$10.00	$13.60	36.0%	$13.40	34.0%	$13.60	36.0%
Averages - Standard Conversions:				$ 1,493	6.36%	0.44%	169%	$ 244.7	100%	132%	1.4%	N.A.	N.A.	8.0%	4.0%	1.6%	0.00%	85.5%	34.3x	14.4%	42.0%	16.8%	250.0%	$10.00	$13.60	36.0%	$13.40	34.0%	$13.60	36.0%
Medians - Standard Conversions:				$ 1,493	6.36%	0.44%	169%	$ 244.7	100%	132%	1.4%	N.A.	N.A.	8.0%	4.0%	1.6%	0.00%	85.5%	34.3x	14.4%	42.0%	16.8%	250.0%	$10.00	$13.60	36.0%	$13.40	34.0%	$13.60	36.0%
Second Step Conversions																														
Hudson City Bancorp, Inc.*	NJ	6/7/05	HCBK-NASDAQ	$21,131	7.50%	0.11%	126%	$ 3,929.8	66%	92%	3.2%	N.A	N.A	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Averages - Second Step Conversions:				$21,131	7.50%	0.11%	126%	$ 3,929.8	66%	92%	3.2%	NA	NA	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Medians - Second Step Conversions:				$21,131	7.50%	0.11%	126%	$ 3,929.8	66%	92%	3.2%	NA	NA	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Mutual Holding Company Conversions																														
Ottawa Savings Bancorp, Inc. (1)	IL	7/14/05	OTTW-OTCBB	$ 173	6.26%	0.42%	92%	$ 10.0	45%	86%	9.8%	N.A	N.A	8.7%	4.4%	11.7%	0.00%	75.9%	NM	11.6%	-0.1%	10.2%	-0.7%	$10.00	$10.40	4.0%	$10.50	5.0%	$10.70	7.0%
United Financial Bancorp, Inc.*	MA	7/13/05	UBNK-NASDAQ	$ 796	7.85%	0.49%	152%	$ 76.7	47%	132%	2.2%	Stk.	4.3%	8.0%	4.2%	2.1%	0.00%	82.3%	27.4x	18.3%	0.7%	15.0%	4.6%	$10.00	$11.75	17.5%	$11.60	16.0%	$11.70	17.0%
Heritage Financial Group	GA	6/30/05	HBOS-NASDAQ	$ 348	11.28%	0.15%	742%	$ 33.7	30%	132%	3.6%	N.A	N.A	####	6.5%	4.6%	2.00%	82.7%	31.9x	25.3%	0.8%	17.4%	4.7%	$10.00	$10.75	7.5%	$10.75	7.5%	$10.93	9.3%
Colonial Bancshares, Inc.*	NJ	6/30/05	COBK-NASDAQ	$ 296	5.59%	0.05%	686%	$ 20.8	46%	122%	4.0%	N.A	N.A	8.0%	4.3%	6.3%	0.00%	82.2%	24.4x	13.5%	0.6%	10.8%	5.4%	$10.00	$10.60	6.0%	$10.99	9.9%	$10.75	7.5%
North Penn Bancorp, Inc. (1)	PA	6/2/05	NPEN-OTCBB	$ 93	8.33%	1.46%	69%	$ 6.4	44%	85%	8.0%	C/S	1.6%/4.4%	8.4%	4.2%	8.9%	0.00%	73.6%	42.0x	13.8%	0.4%	13.0%	2.8%	$10.00	$11.00	10.0%	$10.25	2.5%	$10.15	1.5%
Averages - Mutual Holding Company Conversions:				$ 341	7.86%	0.51%	348%	$ 29.5	42%	111%	5.5%	NA	NA	9.2%	4.7%	6.7%	0.40%	79.3%	31.4x	16.5%	0.5%	13.3%	3.4%	$10.00	$10.90	9.0%	$10.82	8.2%	$10.85	8.5%
Medians - Mutual Holding Company Conversions:				$ 296	7.85%	0.42%	152%	$ 20.8	45%	122%	4.0%	NA	NA	8.4%	4.3%	6.3%	0.00%	82.2%	29.6x	13.8%	0.6%	13.0%	4.6%	$10.00	$10.75	7.5%	$10.75	7.5%	$10.75	7.5%
Averages - All Conversions:				$ 3,476	7.60%	0.45%	291%	$617.4	54%	112%	4.6%	NA	NA	8.3%	5.1%	5.1%	0.63%	86.2%	30.2x	17.3%	6.5%	14.8%	38.9%	$10.00	$11.29	12.9%	$11.22	12.2%	$11.35	13.5%
Medians - All Conversions:				$ 348	7.50%	0.42%	152%	$33.7	46%	122%	3.6%	NA	NA	8.0%	4.3%	4.6%	0.00%	82.3%	29.6x	14.4%	0.7%	15.0%	4.7%	$10.00	$10.96	9.6%	$10.99	9.9%	$10.93	9.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company *pro forma* data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

September 2, 2005

unique aspects of that offering, somewhat reduces the relevance of its second-step conversion for pricing comparability. Hudson City Bancorp's offering was completed through a syndicated offering between the minimum and midpoint of the valuation range. Hudson City Bancorp's pro forma price/tangible book ratio at the closing value equaled 121.5% and pro forma core price/earnings ratio at the closing value equaled 21.2 times. Hudson City Bancorp's stock price increased by 10.8% after one week of trading and increased by 15.9% after one month of trading.

Two other second-step offerings were completed earlier in 2005, which are considered to be fairly comparable to the Company's offering. Rome Bancorp, Inc., Rome, New York ("Rome Bancorp") raised $59.0 million in gross proceeds and began trading as a fully-converted company on March 31, 2005. First Federal of Northern Michigan Bancorp, Inc., Alpena, Michigan ("First Federal of Northern Michigan") raised $17.0 million in gross proceeds and began trading as a fully-converted company on April 4, 2005. The average closing pro forma price/tangible book ratio of those two second-step conversions equaled 101.7%. On average, the trading prices of those two second-step conversion offerings were 5.3% below their IPO prices after one week of trading and 3.8% below their IPO prices after one month of trading.

Shown in Table 4.3 are the current pricing ratios of the two recent conversions that are publicly-traded on NASDAQ or an Exchange and are fully-converted companies. Based on closing market prices as of September 2, 2005, the average P/TB ratio of the two recent conversions equaled 125.71% compared to an average P/TB ratio of 171.24% for all publicly-traded thrifts. As of September 2, 2005, Rome Bancorp was trading at 2.5% above its IPO price and First Federal of Northern Michigan Bancorp was trading 5.0% below its IPO price.

C. The Acquisition Market

Also considered in the valuation was the potential impact on New England Bancshares' stock price of recently completed and pending acquisitions of other savings institutions operating in Connecticut. As shown in Exhibit IV-4, there were ten Connecticut thrift acquisitions completed from the beginning of 2002 through year-to-date 2005, including New Bancshares acquisition of Windsor Locks, and there are currently no acquisitions pending of a Connecticut savings institution. The recent acquisition activity involving Connecticut savings institutions may imply a certain degree of acquisition speculation for the Company's

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of September 2, 2005

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.87	429.75	0.97	13.40	19.40	153.49	17.01	171.24	20.68	0.44	2.19	33.14	2,745	11.17	0.46	0.73	7.61	0.70	7.19
Converted Last 3 Mths (no MHC)	13.36	3896.57	0.39	11.17	34.63	122.11	24.07	125.71	34.99	0.14	1.12	34.15	13,897	19.54	0.23	0.86	7.81	0.85	7.68
State of CT	17.46	542.23	0.62	9.03	27.38	193.84	25.79	212.32	30.04	0.34	1.63	26.84	2,946	14.28	0.14	0.55	5.16	0.74	6.59
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
BFIN BankFinancial Corp. of IL	14.25	348.64	0.36	13.17	39.58	108.20	19.51	115.38	39.58	0.00	0.00	0.00	1,787	18.03	0.38	0.54	4.18	0.54	4.18
HCBK Hudson City Bancorp, Inc of NJ	12.46	7444.50	0.41	9.16	29.67	136.03	28.62	136.03	30.39	0.28	2.25	68.29	26,008	21.04	0.08	1.19	11.44	1.16	11.17

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence New England Bancshares' stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in New England Bancshares' stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in New England Bancshares' Stock

Since New England Bancshares' minority stock is currently quoted under the symbol "NEBS" on the OTC Bulletin Board, RP Financial also considered the recent trading activity in the valuation analysis. New England Bancshares had a total of 2,257,651 shares issued and outstanding at June 30, 2005, of which 958,865 shares were held by public shareholders and traded as public securities. As of September 2, 2005, the Company's closing stock price was $24.75 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

New England Bancshares' management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of New England Bancshares' Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure as indicated by the financial characteristics of the Company. New England Bancshares currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, New England Bancshares will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Association's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing New England Bancshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in New England Bancshares' prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- o Trading of NEBS stock. Converting institutions generally do not have stock outstanding. New England Bancshares, however, has public shares outstanding due to the mutual holding company form of ownership. Since New England Bancshares is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the September 2, 2005 stock price of $24.75 per share and the 2,257,651 shares of New England Bancshares stock outstanding, the Company's implied market value of $55.9 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of New England Bancshares' stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of September 2, 2005, the aggregate pro forma market value of New England Bancshares' conversion stock was

$47,802,640 at the midpoint, equal to 4,780,264 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.53% ownership interest to the public, which provides for a $27.5 million public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $1.285 million for the twelve months ended June 30, 2005, including the reinvestment of $45,000 of MHC assets at an after-tax reinvestment rate of 2.10%. In deriving New England Bancshares' estimated core earnings for purposes of the valuation, the only adjustment made to reported earnings was to eliminate the net gain on the sales and calls of investment securities equal to $33,000 for the twelve month period. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 40.2%, the Company's core earnings were determined to equal $1.265 million for the twelve months ended June 30, 2005. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount(1) ($000)
Net income	$1,285
Deduct: Net gain on sales and call of securities(1)	(20)
Core earnings estimate	$1,265

(1) Adjustment was tax effected at 40.20%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $47.8 million midpoint value equaled 33.79 times and 34.28 times, respectively, which provided for premiums of 74.4% and 75.7% relative to the Peer Group's average reported and core earnings multiples of 19.38 times and 19.51 times, respectively (see Table 4.4).

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
New England Bancshares, Inc. and the Comparables
As of September 2, 2005

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							MEMO:	
																Reported		Core			
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Exchange Ratio	2nd Step Proceeds ($Mil)
New England Bancshares, Inc.																					
Superrange	$10.00	$63.22	$0.23	$9.48	43.25	105.49	24.86	108.93	43.65	$0.00	0.00	0.00	$254	23.55	0.18	0.57	2.44	0.57	2.41	2.8002	$36.369
Range Maximum	10.00	54.97	0.26	10.15	38.27	98.52	21.97	101.94	38.81	$0.00	0.00	0.00	250	22.29	0.19	0.57	2.58	0.57	2.54	2.4350	31.625
Range Midpoint	10.00	47.80	0.30	10.92	33.79	91.58	19.38	94.97	34.28	$0.00	0.00	0.00	247	21.16	0.19	0.57	2.71	0.57	2.67	2.1174	27.500
Range Minimum	10.00	40.63	0.34	11.96	29.17	83.61	16.72	86.96	29.60	$0.00	0.00	0.00	243	19.99	0.19	0.57	2.87	0.58	2.83	1.7998	23.375
All Public Companies(7)																					
Averages	19.87	429.75	0.97	13.40	19.40	153.49	17.01	171.24	20.68	0.44	2.19	33.14	2,745	11.17	0.46	0.73	7.61	0.70	7.19		
Medians	17.06	89.50	0.78	12.23	17.34	140.53	14.70	159.05	19.18	0.40	2.21	19.13	757	9.60	0.26	0.75	6.94	0.74	6.88		
All Non-MHC State of CT(7)																					
Averages	22.05	889.97	1.29	12.86	24.19	170.07	20.10	217.91	22.79	0.51	2.11	42.87	3,703	14.21	0.09	0.96	9.81	0.98	9.85		
Medians	22.05	889.97	1.29	12.86	24.19	170.07	20.10	217.91	22.79	0.51	2.11	19.20	3,703	14.21	0.09	0.96	9.81	0.98	9.85		
Comparable Group Averages																					
Averages	22.86	79.74	1.33	15.59	19.38	147.98	16.05	153.51	19.51	0.59	2.61	45.39	530	11.14	0.13	0.86	8.76	0.87	8.67		
Medians	21.60	74.90	1.43	13.20	16.67	143.35	14.72	151.28	18.88	0.56	2.67	25.25	545	8.89	0.07	0.82	7.52	0.75	9.05		
State of CT																					
NAL NewAlliance Bancshares of CT	14.52	1657.59	0.46	12.54	34.57	115.79	25.14	172.04	31.57	0.22	1.52	47.83	6,594	21.71	0.14	0.75	3.39	0.82	3.71		
NMIL Newmil Bancorp, Inc. of CT	29.57	122.36	2.11	13.18	13.82	224.36	15.06	263.78	14.01	0.80	2.71	37.91	812	6.71	0.03	1.16	16.22	1.15	16.00		
Comparable Group																					
ALFC Atlantic Liberty Fincl of NY	28.25	47.52	1.56	16.84	22.97	167.76	25.83	167.76	18.11	0.32	1.13	20.51	184	15.40	0.09	1.12	7.52	1.42	9.54		
CEBK Central Bncrp of Somerville MA	27.00	42.93	1.43	24.67	15.79	109.44	8.07	116.08	18.88	0.72	2.67	50.35	532	7.37	0.02	0.53	6.90	0.44	5.77		
ESBK Elmira Svgs Bank, FSB of NY	27.25	32.81	1.98	19.01	12.44	143.35	10.08	145.96	13.76	0.80	2.94	40.40	326	7.03	0.25	0.83	12.11	0.75	10.95		
HIFS Hingham Inst. for Sav. of MA	41.25	86.21	2.93	22.31	14.08	184.89	14.72	184.89	14.08	0.80	1.94	27.30	586	7.96	0.13	1.11	13.79	1.11	13.79		
JFBI Jefferson Bancshares Inc of TN	13.16	95.92	0.48	11.25	28.00	116.98	32.51	116.98	27.42	0.24	1.82	50.00	295	27.79	0.45	1.14	3.90	1.16	3.98		
LSBX LSB Corp of No. Andover MA	16.85	74.90	0.71	13.20	23.73	127.65	13.73	127.65	23.73	0.56	3.32	NM	545	10.76	0.01	0.61	5.46	0.61	5.46		
MASB MassBank Corp. of Reading MA	34.50	150.66	1.59	24.83	20.78	138.94	16.15	140.36	21.70	1.04	3.01	65.41	933	11.62	0.04	0.75	6.66	0.72	6.38		
MFLR Mayflower Co-Op. Bank of MA	15.00	31.08	0.79	8.88	16.67	168.92	13.13	169.68	18.99	0.40	2.67	50.63	237	7.77	NA	0.82	10.31	0.72	9.05		
NHTB NH Thrift Bancshares of NH	14.16	59.40	1.20	10.82	12.64	130.87	9.45	178.79	11.80	0.50	3.53	41.67	628	7.22	0.03	0.78	10.83	0.83	11.61		
PBCI Pamrapo Bancorp, Inc. of NJ	21.60	107.48	1.60	11.42	13.50	189.14	16.82	189.14	13.50	0.88	4.07	55.00	639	8.89	0.24	1.24	14.47	1.24	14.47		
SYNF Synergy Financial Group of NJ	12.39	148.26	0.38	8.27	32.61	149.82	16.06	151.28	32.61	0.20	1.61	52.63	923	10.72	0.04	0.53	4.41	0.53	4.41		

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value. The Company's pre-conversion book value was adjusted to include $45,000 of equity held at the MHC level which will be consolidated with the Company's capital as the result of the conversion. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $47.8 million midpoint valuation, New England Bancshares's pro forma P/B and P/TB ratios equaled 91.58% and 94.97%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 147.98% and 153.51%, the Company's ratios both reflected discounts of 38.1%. At the top of the super range, the Company's P/B and P/TB ratios equaled 105.49% and 108.93%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 28.7% and 29.0%, respectively.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. The Company's pre-conversion assets were adjusted to include $45,000 of assets held at the MHC level which will be consolidated with the Company's assets as the result of the conversion. At the midpoint of the valuation range, New England Bancshares' value equaled 19.38% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 16.05%, which implies a premium of 20.7% has been applied to the Company's pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). Hudson City Bancorp's offering was the only second-step conversion completed within the past three months. Hudson City Bancorp's closing P/TB ratio equaled 121.5% and the stock increased by 10.8% during the first week of trading. As discussed above in the New Issue Market section, two other second-step offerings were completed earlier in 2005, which are considered to be more comparable to Company's offering than Hudson City Bancorp's offering. The average closing pro forma price/tangible book ratio of the two second-step conversions equaled 101.7%. On average, the two second-step conversion offerings declined by 5.3% after one week of trading and declined by 3.8% after one month of trading. New England Bancshares' pro forma P/TB ratio of 94.97% at the midpoint value reflected an implied discount of 6.6% relative to the average closing P/TB ratio of the two second-step conversions and at the top of the super range New England Bancshares' P/TB ratio of 108.93% reflects an implied premium of 7.1% relative to the average closing P/TB ratio of the two second-step conversions.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 2, 2005, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $47,802,640 at the midpoint. Based on this valuation and the approximate 57.53% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $27,500,000, equal to 2,750,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum offering value of $23,375,000 and a maximum offering value of $31,625,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 2,337,500 shares at the minimum and 3,162,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super range value of $36,368,750 without requiring a resolicitation. Based on the $10.00 per share offering price, the super range value would result in an offering of 3,636,875 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of NEBS Bancshares stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in New England Bancshares equal to 42.47% as of June 30, 2005. The exchange ratio to be received by the existing minority shareholders of New England Bancshares will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.7998 shares, 2.1174 shares, 2.4350 shares and 2.8002 shares of newly issued shares of New England Bancshares stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
NEBS Bancshares, Inc.
Map of Office Locations

New England Bancshares Locations



Pushpins
Main Office
Branches
County
Hartford
MASSACHUSETTS
CONNECTICUT
Thompsonville
Enfield
Hazardville
Suffield
Windsor Locks
East Granby
Granby
Tariffville
Simsbury
Hartford
Windsor
South Windsor
East Hartford
Bloomfield
Blue Hills
Farmington
Avon
Manchester
Ellington
Rockville
Vernon
Tolland
Somers
Bolton
Broad Brook
Ellington Airport
Simsbury Airport
0 mi
2
4
6
8
10

EXHIBIT I-2
NEBS Bancshares, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
NEBS Bancshares, Inc.
Key Operating Ratios

	Three Months Ended June 30,		At or For the Year Ended March 31,				
	2005	2004	2005	2004	2003	2002	2001
Performance Ratios (1):							
Return on average assets	0.61%	0.47%	0.57%	0.47%	0.47%	0.51%	0.41%
Return on average equity	4.68	3.48	4.26	3.37	3.40	4.64	3.57
Interest rate spread (2)	3.58	3.57	3.58	3.56	3.42	3.19	2.92
Net interest margin (3)	3.84	3.78	3.82	3.80	3.68	3.41	3.20
Non-interest expense to average assets	2.87	2.93	2.93	2.99	2.83	2.55	2.50
Efficiency ratio (4)	73.94	77.84	75.66	79.10	77.11	73.89	77.98
Average interest-earning assets to average interest-bearing liabilities	115.94	113.86	115.26	112.94	110.78	106.22	107.06
Average equity to average assets	13.19	13.60	13.48	14.02	13.92	11.11	11.39
Dividend payout ratio	13.99	–	4.04	–	–	N/A	N/A
Capital Ratios (5):							
Tangible capital	11.44	11.44	11.79	11.74	13.25	10.59	11.26
Core capital	11.44	11.44	11.79	11.74	13.25	10.59	11.26
Risk-based capital	22.47	23.39	23.43	23.83	27.24	21.58	24.04
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	1.04	1.06	1.07	1.06	1.07	0.95	0.90
Allowance for loan losses as a percent of non-performing loans	312.13	120.85	309.70	138.85	420.00	384.58	90.13
Net charge-offs to average outstanding loans during the period	–	0.02	–	0.10	0.01	0.04	0.10
Non-performing loans as a percent of total loans	0.33	0.88	0.35	0.76	0.25	0.25	1.00
Non-performing assets as a percent of total assets	0.21	0.53	0.22	0.46	0.15	0.15	0.76
Other Data:							
Number of full-service offices	7	7	7	7	6	4	4

(1) Performance ratios for the three months ended June 30, 2005 and 2004 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities. Reported on a tax equivalent basis, using a 34% tax rate.
(3) Represents net interest income as a percent of average interest-earning assets. Reported on a tax equivalent basis, using a 34% tax rate.
(4) Represents non-interest expense divided by the sum of net interest income and non-interest income.
(5) Ratios are for Enfield Federal.

Source: NEBS Bancshares' prospectus.

EXHIBIT I-4
NEBS Bancshares, Inc.
Investment Portfolio Composition

	At June 30, 2005		At March 31,					
			2005		2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)					
Investments in available-for sale securities:								
U.S. government and federal agencies	$21,834	$21,672	$21,129	$20,719	$12,742	$12,826	$ 7,175	$ 7,226
Municipal securities	5,583	5,554	5,995	5,897	3,831	3,864	818	824
Corporate securities	546	562	546	559	754	794	853	863
Mortgage-backed securities	12,911	12,882	12,963	12,893	18,246	18,372	21,683	21,810
Marketable equity securities	12,790	12,647	12,952	12,834	12,020	11,971	15,233	15,224
Total	53,664	53,317	53,585	52,902	47,593	47,827	45,762	45,947
Money market mutual funds included in cash and cash equivalents	(6,153)	(6,153)	(6,317)	(6,317)	(5,518)	(5,518)	(7,879)	(7,879)
Total in investments in available-for-sale securities	$47,511	$47,164	$47,268	$46,585	$42,075	$42,309	$37,883	$38,068

Source: NEBS Bancshares' prospectus.

EXHIBIT I-5
NEBS Bancshares, Inc.
Yields and Costs

	At June 30, 2005	For the Three Months Ended June 30,					
	2005	2005			2004		
	Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
		(Dollars in thousands)					
Assets:							
Federal funds sold, interest-bearing deposits and marketable equity securities	3.50%	$ 18,245	$ 148	3.22%	$ 19,919	$ 115	2.30%
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities[1]	4.52	34,289	340	4.28	26,669	250	3.72
Mortgage-backed and mortgage-related securities	4.66	12,693	134	4.19	17,086	159	3.70
Federal Home Loan Bank stock	4.20	1,283	14	4.20	1,008	6	2.47
Loans, net[2]	6.18	135,920	2,141	6.25	121,248	1,949	6.38
Total interest-earning assets		202,430	2,807	5.50	185,928	2,479	5.29
Noninterest-earning assets		11,276			13,256		
Cash surrender value of life insurance		3,924			3,751		
Total assets		$217,630			$202,935		
Liabilities and Stockholders' Equity:							
Deposits:							
Savings accounts	0.60%	$ 53,909	$ 82	0.60%	$ 56,166	$ 85	0.60%
NOW accounts	0.25	7,863	5	0.28	6,754	4	0.24
Money market accounts	1.00	6,414	16	0.99	5,951	15	0.98
Certificate accounts	2.75	82,781	536	2.57	83,234	512	2.44
Total deposits		150,967	639	1.68	152,105	616	1.61
Federal Home Loan Bank advances	3.91	18,637	183	3.89	9,721	90	3.65
Advanced payments by borrowers for taxes and insurance	1.50	1,004	3	1.17	785	–	–
Securities sold under agreements to repurchase	2.18	3,996	22	2.15	688	3	1.91
Total interest-bearing liabilities		174,604	847	1.92	163,299	709	1.72
Demand deposits		13,212			11,496		
Other liabilities		1,104			533		
Total liabilities		188,920			175,328		
Stockholders' equity		28,710			27,607		
Total liabilities and stockholders' equity		$217,630			$202,935		
Net interest income/net interest rate spread[3]			$1,960	3.58%		$1,770	3.57%
Net interest margin[4]				3.84%			3.78%
Ratio of interest-earning assets to interest-bearing liabilities		115.94%			113.86%		

(1) Reported on a tax equivalent basis, using a 34% tax rate.
(2) Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. We record interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.
(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) Net interest margin represents interest income as a percentage of average interest-earning assets.

Source: NEBS Bancshares' prospectus.

EXHIBIT I-5 (continued)
NEBS Bancshares, Inc.
Yields and Costs

	For the Fiscal Year Ended March 31,								
	2005			2004			2003		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)								
Assets:									
Federal funds sold, interest-bearing deposits and marketable equity securities	$ 18,725	$ 434	2.32%	$ 11,250	$ 196	1.74%	$ 8,736	$ 122	1.39%
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities[1]	30,372	1,289	4.24	21,032	738	3.51	15,000	570	3.80
Mortgage-backed and mortgage-related securities	15,623	604	3.86	21,641	788	3.64	25,338	1,156	4.56
Federal Home Loan Bank stock	1,025	33	3.25	877	24	2.75	820	29	3.56
Loans, net[2]	125,567	7,943	6.33	103,386	7,086	6.85	86,869	6,502	7.48
Total interest-earning assets	191,312	10,303	5.38	158,186	8,832	5.58	136,763	8,379	6.13
Noninterest-earning assets	11,975			11,734			9,282		
Cash surrender value of life insurance	3,818			3,644			3,471		
Total assets	$207,105			$173,064			$149,516		
Liabilities and Stockholders' Equity:									
Deposits:									
Savings accounts	$ 55,280	$ 337	0.61%	$ 46,001	$ 328	0.71%	$ 38,826	$ 465	1.20%
NOW accounts	7,020	17	0.25	5,220	16	0.30	4,490	21	0.47
Money market accounts	6,532	65	0.99	6,177	63	1.01	3,879	55	1.42
Certificate accounts	83,161	2,115	2.54	73,725	2,087	2.83	68,754	2,510	3.65
Total deposits	151,993	2,534	1.67	131,123	2,494	1.90	115,949	3,051	2.63
Federal Home Loan Bank advances	10,791	398	3.69	8,055	322	4.00	7,195	291	4.04
Advanced payments by borrowers for taxes and insurance	643	8	1.32	451	7	1.50	309	4	1.29
Securities sold under agreements to repurchase	2,549	46	1.79	439	5	1.19	–	–	–
Total interest-bearing liabilities	165,976	2,986	1.80	140,068	2,828	2.02	123,453	3,346	2.71
Demand deposits	12,284			7,792			4,790		
Other liabilities	935			948			464		
Total liabilities	179,195			148,808			128,707		
Stockholders' equity	27,960			24,256			20,809		
Total liabilities and stockholders' equity	$207,105			$173,064			$149,516		
Net interest income/net interest rate spread[3]		$ 7,317	3.58%		$ 6,004	3.56%		$5,033	3.42%
Net interest margin[4]			3.82%			3.80%			3.68%
Ratio of interest-earning assets to interest-bearing liabilities	115.26%			112.94%			110.78%		

(1) Reported on a tax equivalent basis, using a 34% tax rate.

(2) Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. We record interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) Net interest margin represents interest income as a percentage of average interest-earning assets.

Source: NEBS Bancshares' prospectus.

EXHIBIT I-6
NEBS Bancshares, Inc.
Loan Loss Allowance Activity

	At or For the Three Months Ended June 30,		At or For the Fiscal Year Ended March 31,				
	2005	2004	2005	2004	2003	2002	2001
	(Dollars in thousands)						
Balance at beginning of period	$1,437	$1,301	$1,301	$1,008	$ 773	$603	$472
Provision for loan losses	32	60	131	240	240	200	194
Charge-offs:							
Mortgage loans:							
One- to four-family	–	–	–	–	–	–	76
Multi-family	–	–	83	42	–	–	–
Consumer loans	2	22	16	–	12	30	1
Commercial loans	–	6	–	65	–	–	–
Total charge-offs	2	28	99	107	12	30	77
Recoveries:							
Mortgage loans:							
One- to four-family	–	–	–	–	–	–	14
Multi-family	–	–	80	–	–	–	–
Consumer loans	–	–	2	–	7	–	–
Commercial loans	–	–	22	–	–	–	–
Total recoveries	–	–	104	–	7	–	14
Net (recoveries) charge-offs	2	28	(5)	107	5	30	63
Allowance obtained through merger	–	–	–	160	–	–	–
Balance at end of period	$1,467	$1,333	$1,437	$1,301	$1,008	$773	$603
Ratio of net charge-offs during the period to average loans outstanding during the period	–%	0.02%	–%	0.10%	–%	0.04%	0.10%
Allowance for loan losses as a percent of loans [(1)]	1.04%	1.07%	1.07%	1.06%	1.06%	0.95%	0.90%
Allowance for loan losses as a percent of non-performing loans[(2)]	312.13%	120.85%	309.70%	138.85%	420.00%	384.58%	90.13%

(1) Loans are presented before allowance for loan losses.
(2) Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

Source: NEBS Bancshares' prospectus.

EXHIBIT I-7
NEBS Bancshares, Inc.
NPV Analysis

Basis Point ("bp") Change in Rates	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Present Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
300 bp	$29,421	$(7,498)	(20)%	13.48%	(242)bp
200	32,496	(4,423)	(12)	14.55	(135)
100	35,279	(1,640)	(4)	15.46	(45)
0	36,919	–	–	15.91	–
(100)	36,162	(757)	(2)	15.47	(44)
(200)	34,235	(2,684)	(7)	14.60	(131)

Source: NEBS Bancshares' prospectus.

EXHIBIT I-8
NEBS Bancshares, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After June 30, 2006		
	Fixed-Rates	Floating or Adjustable-Rates	Total
		(In thousands)	
Mortgage loans:			
Residential loans:			
One- to four-family	$72,625	$15,943	$ 88,568
Multi-family	2,024	4,517	6,541
Commercial real estate	7,226	17,087	24,313
Construction loans	636	262	898
Total mortgage loans	82,511	37,809	120,320
Consumer loans	871	–	871
Commercial loans	2,981	2,132	5,113
Total loans	$86,363	$39,941	$126,304

Source: NEBS Bancshares' prospectus.

NEBS Bancshares, Inc.
Loan Portfolio Composition

	At June 30, 2005		At March 31, 2005		2004		2003		2002		2001	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)											
Mortgage loans:												
Residential loans:												
One- to four-family (1)	$ 89,190	63.40%	$ 88,774	66.08%	$ 80,999	65.82%	$63,726	67.17%	$56,625	69.50%	$51,308	76.30%
Multi-family	6,541	4.65	6,621	4.93	6,789	5.52	5,256	5.54	5,348	6.56	5,347	7.95
Commercial real estate	25,948	18.44	22,166	16.50	17,475	14.20	13,378	14.10	10,222	12.55	5,947	8.84
Construction loans	11,257	8.00	10,309	7.68	10,324	8.39	4,625	4.87	2,436	2.99	920	1.37
Total mortgage loans	132,936	94.49	127,870	95.19	115,587	93.93	86,985	91.68	74,631	91.60	63,522	94.46
Consumer loans	1,115	0.79	1,132	0.84	1,467	1.19	1,629	1.72	2,066	2.54	1,565	2.33
Commercial loans	6,635	4.72	5,332	3.97	6,004	4.88	6,262	6.60	4,777	5.86	2,160	3.21
Total loans	140,686	100.00%	134,334	100.00%	123,058	100.00%	94,876	100.00%	81,474	100.00%	67,247	100.00%
Deferred loan origination fees, net	(328)		(340)		(353)		(287)		(233)		(272)	
Allowance for loan losses	(1,467)		(1,437)		(1,301)		(1,008)		(773)		(603)	
Total loans, net	$138,891		$132,557		$121,404		$93,581		$80,468		$66,372	

(1) Includes $10.2 million, $9.6 million, $8.4 million, $7.5 million, $5.6 million and $2.7 million of home equity loans at June 30, 2005, March 31, 2005, 2004, 2003, 2002 and 2001, respectively.

Source: NEBS Bancshares' prospectus.

EXHIBIT I-10
NEBS Bancshares, Inc.
Contractual Maturity By Loan Type

	One- to Four-Family	Multi-Family	Commercial Real Estate	Construction	Consumer	Commercial	Total Loans
				(In thousands)			
Amounts due in:							
One year or less	$ 622	$ –	$ 1,635	$10,359	$ 244	$1,522	$ 14,382
More than one year to three years	1,197	186	219	469	449	214	2,734
More than three years to five years	1,255	–	1,193	–	340	1,157	3,945
More than five years to ten years	5,442	70	2,494	16	61	2,056	10,139
More than ten years to fifteen years	17,112	3,533	5,063	–	–	465	26,173
More than fifteen years	63,562	2,752	15,344	413	21	1,221	83,313
Total amount due	$89,190	$6,541	$25,948	$11,257	$1,115	$6,635	$140,686

Source: NEBS Bancshares' prospectus.

EXHIBIT I-11
NEBS Bancshares, Inc.
Loan Originations and Repayments

	For the Three Months Ended June 30,		For Fiscal Year Ended March 31,		
	2005	2004	2005	2004	2003
	(In thousands)				
Beginning balance, loans, net	$132,557	$121,404	$121,404	$ 93,581	$80,468
Originations:					
Mortgage loans:					
Residential loans:					
One- to four-family	$ 4,402	$ 6,183	$ 19,232	$ 30,748	$23,369
Multi-family	–	464	704	2,163	2,062
Commercial real estate	4,674	1,850	5,289	5,007	8,015
Construction loans	1,099	3,172	17,809	12,913	3,421
Total mortgage loan originations	10,175	11,669	43,034	50,831	36,867
Consumer loans	255	62	382	584	512
Commercial loans	422	995	1,872	741	2,208
Total loan originations	10,852	12,726	45,288	52,156	39,587
Obtained through merger	–	–	–	16,399	–
Loan participations	–	–	1,786	–	–
Deduct:					
Principal loan repayment and other, net	(4,516)	(10,360)	(35,926)	(40,625)	(26,469)
Loan charge-offs, net of recoveries	(2)	(28)	5	(107)	(5)
Ending balance, loans, net	$138,891	$123,742	$132,557	$121,404	$93,581

Source: NEBS Bancshares' prospectus.

EXHIBIT I-12
NEBS Bancshares, Inc.
Non-Performing Assets

	At June 30,	At March 31,				
	2005	2005	2004	2003	2002	2001
	(Dollars in thousands)					
Non-accruing loans:						
Mortgage loans:						
Residential loans:						
One-to four-family	$468	$464	$182	$ 81	$201	$669
Multi-family	–	–	72	–	–	–
Commercial real estate	–	–	155	159	–	–
Total mortgage loans	468	464	409	240	201	669
Consumer loans	2	–	–	–	–	–
Commercial loans	–	–	528	–	–	–
Total non-accrual loans	470	464	937	240	201	669
Other real estate owned	–	–	–	–	–	270
Total non-performing assets	$470	$464	$937	$240	$201	$939
Impaired loans	$ –	$ –	$755	$159	$ –	$100
Accruing loans 90 days or more past due	–	–	411	5	–	–
Allowance for loan losses as a percent of loans[1]	1.04%	1.07%	1.06%	1.07%	0.95%	0.90%
Allowance for loan losses as a percent of non-performing loans[2]	312.13%	309.70%	138.85%	420.00%	384.58%	90.13%
Non-performing loans as a percent of loans[1][2]	0.33%	0.35%	0.76%	0.25%	0.25%	1.00%
Non-performing assets as a percent of total assets	0.21%	0.22%	0.46%	0.15%	0.15%	0.76%

(1) Loans are presented before allowance for loan losses.
(2) Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by Enfield Federal as presenting uncertainty with respect to the collectibility of interest or principal.

Source: NEBS Bancshares' prospectus.

EXHIBIT I-13
NEBS Bancshares, Inc.
Deposit Composition

	At June 30,	At March 31,	
	2005	2005	2004
	(In thousands)		
Non-interest bearing accounts	$ 12,097	$ 13,562	$ 11,041
NOW and money market accounts	17,947	13,640	12,649
Savings accounts	53,940	54,379	56,112
Certificates of deposit	82,731	81,410	82,988
Total	$166,715	$162,991	$162,790

Source: NEBS Bancshares' prospectus.

EXHIBIT I-14
NEBS Bancshares, Inc.
Scheduled Maturity of Time Deposits

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Certificate Accounts
			(In thousands)			
0.00 - 2.00%	$32,711	$ 475	$ –	$ –	$33,186	40.1%
2.01 - 3.00%	4,038	8,086	1,111	118	13,353	16.1
3.01 - 4.00%	2,045	5,738	8,971	7,473	24,227	29.3
4.01 - 5.00%	402	848	2,991	6,098	10,339	12.5
5.01 - 6.00%	220	181	–	–	401	10.5
6.01 - 7.00%	1,079	–	–	–	1,079	1.3
Fair value adjustment	97	49	–	–	146	0.2
Total	$40,592	$15,377	$13,073	$13,689	$82,731	100.00%

Source: NEBS Bancshares' prospectus.

NEBS Bancshares, Inc.
Borrowing Activity

	At of For the Three Months Ended June 30,		At or For the Years Ended March 31,		
	2005	2004	2005	2004	2003
	(In thousands)				
Federal Home Loan Bank advances:					
Average balance outstanding	$18,637	$9,721	$10,791	$ 8,055	$7,195
Maximum amount outstanding at any month-end during the period	21,602	9,823	15,749	10,133	8,428
Balance outstanding at end of period	21,602	9,615	15,620	9,926	8,142
Weighted average interest rate during the period .	3.89%	3.65%	3.69%	4.00%	4.04%
Weighted average interest rate at end of period . .	3.91%	3.72%	3.76%	3.73%	3.98%

Source: NEBS Bancshares' prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Year Opened	Owned/ Leased	Date of Lease Expiration	Net Book Value as of June 30, 2005
				(In thousands)
Executive/Branch Office[1]:				
660 Enfield Street Enfield, Connecticut	1959	Leased[2]	2005[3]	$249
Administrative Office:				
630 Enfield Street Enfield, Connecticut	2000	Leased	2005[4]	28
Branch Offices:				
268 Hazard Avenue Enfield, Connecticut	1962	Owned	—	464
54 Hazard Avenue Enfield, Connecticut	1994	Leased	Month to Month	34
112 Mountain Road Suffield, Connecticut	1988	Leased	2008	28
23 Main Street Manchester, Connecticut	2002	Owned	—	683
124 Main Street Broad Brook, Connecticut	2003	Owned	—	439
20 Main Street Windsor Locks, Connecticut	2002	Leased	2012[4]	174
One Shoham Road East Windsor, Connecticut[5]	2005	Leased	2015[6]	—

(1) On November 24, 2004, we entered into a 25-year lease for a building that is being constructed to house our new headquarters. Once the new main office is completed, the leases on 660 Enfield Street and 630 Enfield Street will expire and we will vacate these offices.
(2) On December 10, 2004, we sold our branch office and concurrently therewith entered into a one-year lease agreement with the purchaser of the branch office.
(3) We have an option to extend the lease for four additional three-month terms.
(4) We have an option to renew this lease for one additional five-year term.
(5) This branch office opened on September ___, 2005.
(6) We have an option to renew this lease for two additional seven-year terms.

Source: NEBS Bancshares' prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
As of Sept. 2, 2005		6.50%	3.46%	3.67%	4.03%

(1) End of period data.

Sources: Federal Reserve and SNL Financial

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	19,416	10	12-31	/	40.27	2,558
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	16,612	170	12-31	01/71	63.43	1,767
WES	Westcorp of Irvine CA	NYSE	California	Thrift	16,544	18	12-31	05/86	62.39	3,254
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	9,279	29	12-31	12/83	57.79	956
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	5,180	3	12-31	12/02	18.18	1,007
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,970	26	03-31	03/96	29.93	736
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,632	12	06-30	06/96	29.63	206
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,109	11	12-31	11/02	16.99	91
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	733	9	12-31	08/02	26.35	120
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	634	3	12-31	06/97	12.32	65
KFED	K-Fed Bancorp MHC of CA (39.7)	NASDAQ	Southern CA	Thrift	616 M	4	12-31	03/04	12.80	188
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	533 M	1		/	9.54	79
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	298	4	12-31	01/96	11.88	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	9,944	41	09-30	12/85	24.75	749
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	6,955 D	73	12-31	/	7.20	243
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	6,717	73	12-31	11/83	17.07	1,035
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,797	42	12-31	05/01	30.62	769
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,935	33	09-30	03/98	36.69	877
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	661	5	12-31	12/97	11.80	98
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	276	3	12-31	/	26.00	58
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	54,472 D	522	12-31	08/86	23.67	8,727
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	New Jersey	Thrift	26,008	82	12-31	06/05	12.46	7,445
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	25,205	151	12-31	11/93	17.56	4,665
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,826	86	12-31	11/93	27.72	3,000
ICBC	Independence Comm Bnk Cp of NY (3)	NASDAQ	NY,NJ	Thrift	18,145	81	12-31	03/98	33.83	2,820
NWSB	Northwest Bcrp MHC of PA(39.9) (3)	NASDAQ	PA,NY,OH,MD	Thrift	6,331	146	06-30	11/94	22.09	1,123
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,289	55	12-31	01/03	17.66	1,254
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	5,078 D	47	12-31	01/03	14.13	1,616
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Central NY	Thrift	3,739	17	12-31	07/04	11.81	590
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,273	20	12-31	06/96	15.40	572
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	3,117	40	12-31	11/03	16.76	529
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,879	61	12-31	/	13.10	981
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,700	21	12-31	11/86	57.87	397
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	2,559	20	09-30	01/04	12.00	526
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,239	11	12-31	11/95	17.40	335
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	New Jersey	Thrift	2,107	25	06-30	02/05	11.94	868
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	2,051	22	06-30	07/94	19.23	255
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,978	17	12-31	07/96	23.02	293
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,876	39	06-30	07/87	27.80	156
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,832	17	12-31	06/90	12.30	166
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,217	40	12-31	12/88	17.00	111
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	1,061	10	03-31	01/03	16.72	206
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	959	14	06-30	04/02	15.50	145
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	923	18	12-31	01/04	12.39	148
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	848	10	03-31	03/04	10.23	311
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	807	16	09-30	07/98	13.15	78
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Souteastern PA	Thrift	797	8	12-31	12/04	12.84	204
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	792	2	12-31	/	18.90	157
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	757	5	09-30	08/87	17.20	67
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	671	13	09-30	06/88	19.10	56
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	650	14	12-31	07/94	27.55	81
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	639	9	12-31	11/89	21.60	107
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	619	5	03-31	10/94	17.18	43

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	574	7	09-30	01/95	19.73	40
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Southeastern NJ	Thrift	548	6	12-31	12/04	11.56	101
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	533 M	5	07-31	08/88	9.98	74
PBIP	Prudential Bncp MHC PA (45.0) (3)	NASDAQ	Southeastern PA	Thrift	444	6	09-30	03/05	11.90	149
ONFC	Oneida Fincl MHC of NY (43.9) (3)	NASDAQ	Central NY	Thrift	439	9	12-31	12/98	11.20	86
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	426 M	6	06-30	11/93	16.25	39
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Southeastern PA	Thrift	387	8	12-31	03/95	26.76	92
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	365	9	09-30	06/99	5.50	17
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	New York City NY	Thrift	340	4	09-30	04/05	11.96	158
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	326	6	12-31	03/85	27.25	33
COBK	Colonial Banc MHC of NJ (46.0)	NASDAQ	SW New Jersey	Thrift	318	6	12-31	06/05	11.00	50
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Central NY	Thrift	311	4	12-31	03/05	10.25	99
PBHC	Pathfinder BC MHC of NY (35.5) (3)	NASDAQ	Central NY	Thrift	310	6	12-31	11/95	13.50	33
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	308 M	8	06-30	02/87	21.01	41
GCBC	Green Co Bcrp MHC of NY (44.0) (3)	NASDAQ	Southeast NY	Thrift	295	6	06-30	12/98	17.70	73
FFCO	FedFirst Fin MHC of PA (45.0)	NASDAQ	Southwestern PA	Thrift	286	7	12-31	04/05	8.90	59
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	184	2	03-31	10/02	28.25	48
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	166	4	12-31	06/85	12.00	19
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Northern NY	Thrift	118	2	09-30	03/99	12.48	29
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	14,917	95	12-31	04/97	17.34	1,079
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,451 D	191	12-31	12/84	33.97	1,298
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	10,059	41	12-31	01/90	42.94	1,373
CFFN	Capitol Fd Fn MHC of KS (29.9)	NASDAQ	Kansas	Thrift	8,419	35	09-30	04/99	34.47	2,564
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	4,137	54	03-31	07/92	30.48	676
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,529	69	12-31	10/03	11.00	699
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	3,204	58	12-31	10/02	27.64	501
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,499	24	06-30	01/99	22.00	331
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,422	34	12-31	07/98	11.08	344
BFIN	BankFinancial Corp. of IL	NASDAQ	Chicago, IL	Thrift	1,787	17	12-31	06/05	14.25	349
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,568	15	12-31	03/01	21.84	179
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,513	9	09-30	09/85	40.33	341
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,400	17	12-31	10/95	29.15	206
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,283	19	12-31	07/98	13.87	171
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	1,036	8	12-31	04/98	34.31	165
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	992	15	09-30	03/00	21.98	86
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	986	13	12-31	06/94	31.89	141
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	858	17	12-31	12/99	22.80	105
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	854 M	34	06-30	04/92	17.90	62
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	812 M	15	06-30	12/92	12.70	98
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	807	9	12-31	12/98	16.10	87
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	770	7	09-30	12/98	18.13	153
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	769	16	09-30	09/93	18.30	46
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	721	21	09-30	04/98	13.10	61
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	591	8	12-31	02/98	15.99	58
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	587	15	06-30	04/99	19.75	70
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	526	7	09-30	03/94	26.10	35
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	494	15	09-30	07/87	19.80	66
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	480	9	12-31	03/96	37.60	58
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	438	12	12-31	01/99	18.00	47
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	429	9	12-31	03/87	13.40	42
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	407	11	03-31	01/03	15.07	52
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Central IN	Thrift	367	5	12-31	02/95	27.75	41
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	329	8	12-31	09/00	20.79	26
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	306	5	12-31	12/96	20.50	33
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	283 M	7	06-30	04/99	22.41	36
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	281	4	12-31	01/04	11.89	118
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Central KY	Thrift	278 M	4	06-30	03/05	10.18	88
FFNM	First Fed of N. Michigan of MI	NASDAQ	Northern MI	Thrift	277	10	12-31	04/05	9.50	29
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	276	5	12-31	08/02	12.99	35

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	272	7	12-31	01/88	16.90	28
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	264	6	12-31	12/97	26.50	51
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	257	3	12-31	08/96	30.65	34
JXSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Central IL	Thrift	253	8	12-31	04/95	12.86	25
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	251 M	10	06-30	12/93	17.50	27
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	234	3	12-31	04/01	12.90	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	211	4	12-31	06/98	5.12	18
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	165	3	12-31	12/98	10.00	22
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	151	2	12-31	12/96	16.14	13
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	140 M	3	06-30	04/96	17.04	20
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	139	1	12-31	06/04	13.40	53
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	136 M	4	06-30	04/97	14.00	20
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	134	3	12-31	10/01	22.60	33
CIBI	Community Inv. Bncp. Inc of OH	NASDAQ	NorthCentral OH	Thrift	123 M	3	06-30	02/95	13.90	15
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	100	1	12-31	10/98	14.34	20
New England Companies										
PBCT	Peoples Bank MHC of CT (42.0) (3)	NASDAQ	CT	Div.	10,930	155	12-31	07/88	29.69	4,198
NAL	NewAlliance Bancshares of CT (3)	NYSE	Connecticut	Thrift	6,594	74	12-31	04/04	14.52	1,658
BRKL	Brookline Bancorp. Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	2,216	6	12-31	07/02	15.47	953
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	2,067	14	12-31	06/00	32.65	281
RCKB	Rockville Fin MHC of CT (45.0) (3)	NASDAQ	Northcentral CT	Thrift	981	17	12-31	05/05	13.57	264
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	933	15	12-31	05/86	34.50	151
BFBC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Southeastern MA	Thrift	864	9	12-31	04/05	13.94	118
UBNK	United Fin Grp MHC of MA(46.6)	NASDAQ	SouthCentral MA	Thrift	861 P	0	12-31	07/05	11.70	201
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	812	20	12-31	02/86	29.57	122
WFD	Westfield Finl MHC of MA(43.7) (3)	AMEX	Southwestern MA	Thrift	802	10	12-31	12/01	23.83	237
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Northeastern CT	Thrift	658	16	12-31	10/04	12.14	153
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	628	14	12-31	05/86	14.16	59
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	586	7	12-31	12/88	41.25	86
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	545	6	12-31	05/86	16.85	75
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	532	10	03-31	10/86	27.00	43
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	338	4	06-30	10/04	10.30	72
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	309	5	12-31	10/04	12.45	95
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	237 M	5	04-30	12/87	15.00	31
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,931	118	09-30	11/82	23.40	2,031
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	1,045	10	12-31	12/85	25.75	138
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	1,028	16	03-31	08/86	22.19	221
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	844	20	03-31	07/97	27.95	84
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Western WA	Thrift	769	12	12-31	10/03	16.70	117
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	737	13	03-31	10/97	22.00	128
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	553	15	09-30	01/98	23.40	87
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Atlanta GA	Thrift	4,955	1	12-31	07/97	8.50	394
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,527	44	09-30	11/83	30.61	375
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,486	18	09-30	09/90	14.85	262
CHFN	Charter Fincl MHC of GA (19.1)	NASDAQ	SW GA, East. AL	Thrift	1,082	8	09-30	10/01	35.02	687
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	805	15	12-31	05/96	23.55	119
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	709	13	12-31	10/04	14.30	208
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	677	14	09-30	04/95	38.75	87
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	515	9	12-31	10/02	12.32	90
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	405	8	03-31	03/88	21.12	44
HBOS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	SW Georgia	Thrift	368	6	12-31	06/05	11.06	124
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	295	1	06-30	07/03	13.16	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
SSFC	South Street Fin. Corp. of NC	NASDAQ	South Central NC	Thrift	228	2	12-31	10/96	9.60	29
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	192 M	2	06-30	12/97	15.00	27
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	189	4	12-31	04/97	15.75	20
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	141	3	09-30	02/95	12.76	9
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	118	3	12-31	01/98	21.25	25
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston TX	Thrift	4,301	16	12-31	12/03	17.87	406
FFSW	First Fed Banc of SW Inc of NM	NASDAQ		Thrift	564	0		/	16.40	64
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	374	7	12-31	08/86	17.06	29
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,975	4	12-31	10/96	13.75	91
HOME	Home Fed Bncp MHC of ID (41.0)	NASDAQ	Idaho	Thrift	679	14	09-30	12/04	13.01	198
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/07/05

EXHIBIT III-2

Public Market Pricing of New England Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of September 2, 2005

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/Assets (%)	Financial Characteristics(6): NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.87	429.75	0.97	13.40	19.40	153.49	17.01	171.24	20.68	0.44	2.19	33.14	2,745	11.17	0.46	0.73	7.61	0.70	7.19
Special Selection Grouping(8)	20.48	321.66	0.83	13.26	23.63	163.91	21.05	182.84	25.76	0.43	1.94	34.81	1,716	13.04	0.11	0.56	5.38	0.69	6.38
State of CT	17.46	542.23	0.62	9.03	27.38	193.84	25.79	212.32	30.04	0.34	1.63	26.84	2,946	14.28	0.14	0.55	5.16	0.74	6.59
Comparable Group																			
Special Comparative Group(8)																			
BFBC Benjamin Frkln Bncrp Inc of MA	13.94	118.34	-0.27	12.87	NM	108.31	13.70	167.75	NM	0.12	0.86	NM	864	12.65	0.04	-1.18	-9.32	-0.27	-2.10
BHL Berkshire Hills Bancorp of MA	32.65	280.59	1.04	28.45	NM	114.76	13.58	197.16	31.39	0.56	1.72	53.85	2,067	11.83	0.09	0.33	3.19	0.61	5.92
BRKL Brookline Bancorp, Inc. of MA	15.47	952.86	0.31	9.95	NM	155.48	43.00	168.15	NM	0.34	2.20	NM	2,216	27.65	0.09	1.05	3.30	1.02	3.19
CEBK Central Bncrp of Somerville MA	27.00	42.93	1.43	24.67	15.79	109.44	8.07	116.08	18.88	0.72	2.67	50.35	532	7.37	0.02	0.53	6.90	0.44	5.77
HIFS Hingham Inst. for Sav. of MA	41.25	86.21	2.93	22.31	14.08	184.89	14.72	184.89	14.08	0.80	1.94	27.30	586	7.96	0.13	1.11	13.79	1.11	13.79
LSBX LSB Corp of No. Andover MA	16.85	74.90	0.71	13.20	23.73	127.65	13.73	127.65	23.73	0.56	3.32	NM	545	10.76	0.01	0.61	5.46	0.61	5.46
MASB MassBank Corp. of Reading MA	34.50	150.66	1.59	24.83	20.78	138.94	16.15	140.36	21.70	1.04	3.01	65.41	933	11.62	0.04	0.75	6.66	0.72	6.38
MFLR Mayflower Co-Op. Bank of MA	15.00	31.08	0.79	8.88	16.67	168.92	13.13	169.68	18.99	0.40	2.67	50.63	237	7.77	NA	0.82	10.31	0.72	9.05
NHTB NH Thrift Bancshares of NH	14.16	59.40	1.20	10.82	12.64	130.87	9.45	178.79	11.80	0.50	3.53	41.67	628	7.22	0.03	0.78	10.83	0.83	11.61
NVSL Naug Vlly Fin MHC of CT (45.0)	12.45	42.60	0.21	6.85	NM	181.75	30.67	182.55	NM	0.16	1.29	NM	309	16.87	0.21	0.16	1.00	0.55	3.50
NAL NewAlliance Bancshares of CT	14.52	1657.59	0.46	12.54	34.57	115.79	25.14	172.04	31.57	0.22	1.52	47.83	6,594	21.71	0.14	0.75	3.39	0.82	3.71
NMIL Newmil Bancorp, Inc. of CT	29.57	122.36	2.11	13.18	13.82	224.36	15.06	263.78	14.01	0.80	2.71	37.91	812	6.71	0.03	1.16	16.22	1.15	16.00
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.30	33.09	0.29	7.64	NM	134.82	21.18	134.82	35.52	0.20	1.94	31.92	338	15.71	0.03	0.39	3.05	0.62	4.92
PBCT Peoples Bank MHC of CT (42.0)	29.69	1760.26	0.76	8.84	33.74	335.86	38.41	367.00	39.07	0.88	2.96	NM	10,930	11.44	0.22	1.16	10.35	1.00	8.94
RCKB Rockville Fin MHC of CT (45.0)	13.57	118.68	0.22	7.63	NM	177.85	26.87	179.02	NM	0.00	0.00	0.00	981	15.11	0.22	-0.06	-0.54	0.45	3.95
SIFI SI Fin Gp Inc MHC of CT (40.0)	12.14	61.02	0.29	6.51	NM	186.48	23.18	187.06	NM	0.12	0.99	16.55	658	12.43	0.16	0.31	2.64	0.60	5.10
UBNK United Fin Grp MHC of MA(46.6)	11.70	93.79	0.34	7.50	34.41	156.00	23.38	156.00	34.41	0.00	0.00	0.00	861	14.99	NA	0.68	4.53	0.68	4.53
WFD Westfield Finl MHC of MA(43.7)	23.83	103.59	0.60	12.02	39.72	198.25	29.57	198.25	39.72	0.40	1.68	29.11	802	14.92	0.26	0.75	5.06	0.75	5.06

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Public Market Pricing of New Jersey and New York Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of September 2, 2005

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.87	429.75	0.97	13.40	19.40	153.49	17.01	171.24	20.68	0.44	2.19	33.14	2,745	11.17	0.46	0.73	7.61	0.70	7.19
State of NJ	15.28	916.74	0.68	9.48	20.92	162.66	20.90	173.35	24.26	0.29	1.70	31.10	3,902	13.42	0.14	0.81	8.30	0.76	7.75
Comparable Group																			
State of NJ																			
CSBK Clifton Svg Bp MHC of NJ(45.0)	10.23	140.55	0.18	6.69	NM	152.91	36.68	152.91	NM	0.20	1.96	NM	848	23.99	NA	0.67	2.71	0.67	2.71
COBK Colonial Banc MHC of NJ (46.0)	11.00	22.88	0.44	7.99	25.00	137.67	15.65	137.67	25.00	0.00	0.00	0.00	318	11.37	NA	0.65	7.55	0.65	7.55
FMCO FMS Fin Corp. of Burlington NJ	17.00	110.55	1.20	11.34	13.60	149.91	9.08	154.55	14.17	0.12	0.71	10.00	1,217	6.06	0.34	0.66	11.64	0.63	11.17
HCBK Hudson City Bancorp, Inc of NJ	12.46	7444.50	0.41	9.16	29.67	136.03	28.62	136.03	30.39	0.28	2.25	68.29	26,008	21.04	0.08	1.19	11.44	1.16	11.17
KRNY Kearny Fin Cp MHC of NJ (30.0)	11.94	260.54	0.18	6.95	NM	171.80	41.22	205.86	NM	0.16	1.34	NM	2,107	23.99	NA	0.98	4.05	0.63	2.60
OSHC Ocean Shr Hldg MHC of NJ(45.7)	11.56	46.26	0.31	6.99	NM	165.38	18.50	165.38	37.29	0.00	0.00	0.00	548	11.18	0.01	0.26	2.71	0.51	5.25
OCFC OceanFirst Fin. Corp of NJ	23.02	293.34	0.84	10.62	15.25	216.76	14.83	219.03	27.40	0.80	3.48	NM	1,978	6.84	0.12	1.01	14.14	0.56	7.87
PBCI Pamrapo Bancorp, Inc. of NJ	21.60	107.48	1.60	11.42	13.50	189.14	16.82	189.14	13.50	0.88	4.07	55.00	639	8.89	0.24	1.24	14.47	1.24	14.47
PFSB PennFed Fin. Services of NJ	19.23	255.37	1.15	9.34	16.44	205.89	12.45	205.89	16.72	0.28	1.46	24.35	2,051	6.05	0.13	0.79	12.68	0.77	12.46
PFS Provident Fin. Serv. Inc of NJ	17.66	1254.35	0.83	15.50	21.28	113.94	19.95	189.08	21.28	0.32	1.81	38.55	6,289	17.51	0.13	0.99	5.56	0.99	5.56
SYNF Synergy Financial Group of NJ	12.39	148.26	0.38	8.27	32.61	149.82	16.06	151.28	32.61	0.20	1.61	52.63	923	10.72	0.04	0.53	4.41	0.53	4.41

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of September 2, 2005

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	19.87	429.75	0.97	13.40	19.40	153.49	17.01	171.24	20.68	0.44	2.19	33.14	2,745	11.17	0.46	0.73	7.61	0.70	7.19
	State of NY	17.34	825.03	1.01	11.18	21.95	159.31	21.15	198.88	21.16	0.46	2.67	37.82	4,734	12.86	0.28	0.98	9.16	1.02	9.48
	Comparable Group																			
	State of NY																			
AF	Astoria Financial Corp. of NY	27.72	2999.55	2.15	12.87	13.33	215.38	13.14	248.39	12.89	0.80	2.89	37.21	22,826	6.10	0.13	0.98	16.34	1.02	16.89
ALFC	Atlantic Liberty Fincl of NY	28.25	47.52	1.56	16.84	22.97	167.76	25.83	167.76	18.11	0.32	1.13	20.51	184	15.40	0.09	1.12	7.52	1.42	9.54
BFSB	Brooklyn Fed MHC of NY (30.0)	11.96	47.46	0.29	5.62	NM	212.81	46.56	212.81	NM	0.00	0.00	0.00	340	21.88	1.09	1.08	6.81	1.08	6.81
CNY	Carver Bancorp, Inc. of NY	17.18	43.16	1.93	18.73	18.47	91.72	6.97	91.72	8.90	0.32	1.86	16.58	619	7.60	0.26	0.39	5.23	0.81	10.85
DCOM	Dime Community Bancshars of NY	15.40	572.00	1.16	7.74	14.39	198.97	17.47	246.79	13.28	0.56	3.64	48.28	3,273	8.78	0.15	1.18	14.17	1.27	15.36
ESBK	Elmira Svgs Bank, FSB of NY	27.25	32.81	1.98	19.01	12.44	143.35	10.08	145.96	13.76	0.80	2.94	40.40	326	7.03	0.25	0.83	12.11	0.75	10.95
FNFG	First Niagara Fin. Group of NY	14.13	1615.99	0.49	8.12	30.06	174.01	31.82	277.60	28.84	0.40	2.83	NM	5,078	18.29	0.25	1.08	5.91	1.13	6.16
FFIC	Flushing Fin. Corp. of NY	17.40	335.40	1.23	8.75	14.50	198.86	14.98	203.51	14.15	0.40	2.30	32.52	2,239	7.53	0.07	1.10	14.53	1.13	14.89
GOV	Gouverneur Bcp MHC of NY(42.6)	12.48	12.14	0.38	8.13	30.44	153.51	24.13	153.51	32.84	0.28	2.24	31.39	118	15.72	0.37	0.86	5.15	0.80	4.77
GCBC	Green Co Bcrp MHC of NY (44.0)	17.70	32.30	0.71	7.93	24.93	223.20	24.81	223.20	24.93	0.44	2.49	27.38	295	11.11	0.12	1.01	9.35	1.01	9.35
ICBC	Independence Comm Bnk Cp of NY	33.83	2820.20	2.79	27.52	12.26	122.93	15.54	273.93	12.13	1.08	3.19	38.71	18,145	12.64	0.24	1.29	10.20	1.30	10.31
NYB	New York Community Bcrp of NY	17.56	4665.38	1.37	12.23	13.01	143.58	18.51	NM	12.82	1.00	5.69	72.99	25,205	12.89	0.17	1.48	11.34	1.50	11.50
ONFC	Oneida Fincl MHC of NY (43.9)	11.20	37.76	0.53	6.92	23.33	161.85	19.64	214.97	21.13	0.42	3.75	NM	439	12.13	0.02	0.86	7.15	0.95	7.90
PRTR	Partners Trust Fin. Grp. of NY	11.81	590.36	0.48	10.99	30.28	107.46	15.79	209.77	24.60	0.28	2.37	58.33	3,739	14.69	0.24	0.61	4.17	0.75	5.13
PBHC	Pathfinder BC MHC of NY (35.5)	13.50	11.75	0.28	8.80	35.53	153.41	10.71	192.03	NM	0.41	3.04	NM	310	6.98	0.94	0.31	4.35	0.23	3.21
PBNY	Provident NY Bncrp, Inc. of NY	12.00	526.19	0.45	9.12	26.09	131.58	20.56	232.11	26.67	0.18	1.50	40.00	2,559	15.62	0.13	0.90	5.23	0.88	5.12
ROME	Rome Bancorp, Inc. of Rome NY	10.25	98.86	0.28	9.60	34.17	106.77	31.76	106.77	36.61	0.26	2.54	NM	311	29.75	0.49	1.02	4.95	0.95	4.62
SFFS	Sound Fed Bancorp, Inc. of NY	16.72	205.62	0.43	10.42	NM	160.46	19.38	180.17	38.88	0.28	1.67	65.12	1,061	12.08	0.21	0.51	3.93	0.54	4.13
TRST	TrustCo Bank Corp NY of NY	13.10	981.14	0.68	3.13	17.01	NM	34.08	NM	19.26	0.60	4.58	NM	2,879	8.14	0.11	2.02	25.67	1.78	22.67

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2005 (000)	Proj. Pop. 2010	2000-2005 % Change	2005-2010 % Change	Per Capita Income Amount	Per Capita Income Percent of State	Deposit Market Share(1)
Atlantic Liberty Financial of NY	Kings	2,465	2,493	2,509	1.1%	0.6%	20,164	70.3%	0.4%
Central Bancorp of MA	Middlesex	1,465	1,479	1,492	0.9%	0.9%	41,778	122.6%	0.9%
Elmira Savings Bank of NY	Chemung	91	91	92	0.3%	1.1%	21,685	75.6%	20.1%
Hingham Institution for Savings of MA	Plymouth	473	489	503	3.4%	3.0%	32,173	94.5%	3.9%
Jefferson Bancshares, Inc. of TN	Hamblen	58	61	63	4.1%	4.4%	20,772	90.5%	27.1%
LSB Corp. of MA	Essex	723	741	760	2.5%	2.6%	34,872	102.4%	2.1%
MassBank Corp. of MA	Middlesex	1,465	1,479	1,492	0.9%	0.9%	41,778	122.6%	2.4%
Mayflower Co-oerative Bank of MA	Plymouth	473	489	503	3.4%	3.0%	32,173	94.5%	2.8%
New Hampshires Thrift Bancshares of NH	Sullivan	40	42	43	3.3%	2.4%	26,439	88.1%	27.6%
Pamrapo Bancorp of NJ	Hudson	609	618	627	1.4%	1.5%	24,650	76.1%	1.5%
Synergy Financial Group of NJ	Union	523	529	532	1.2%	0.7%	32,253	99.6%	2.3%
	Averages:	**762**	**774**	**783**	**2.0%**	**1.9%**	**29,885**	**94.3%**	**8.3%**
	Medians:	**523**	**529**	**532**	**1.4%**	**1.5%**	**32,173**	**94.5%**	**2.4%**
New England Bancshares, Inc.	**Hartford**	**857**	**875**	**897**	**2.1%**	**2.4%**	**31,642**	**89.6%**	**0.8%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2004.

Sources: ESRI Business *Information* Solutions, SNL Financial and the FDIC.

EXHIBIT IV-1
Stock Prices:
As of September 2, 2005

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of September 2, 2005

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(141)	20.95	24,796	496.0	24.50	18.14	20.93	0.05	2.17	-4.39	1.21	1.13	14.65	13.05	166.26
SAIF-Insured Thrifts(115)	20.56	16,831	391.7	24.18	17.66	20.56	-0.05	2.58	-4.39	1.20	1.10	14.48	13.15	169.12
BIF-Insured Thrifts(26)	22.56	58,233	933.3	25.83	20.13	22.48	0.47	0.47	-4.38	1.24	1.25	15.33	12.66	154.26
NYSE Traded Companies(13)	32.45	102,940	2,557.3	37.16	26.11	32.27	0.41	9.03	1.27	2.55	1.82	18.55	16.12	241.00
AMEX Traded Companies(7)	20.52	4,959	98.5	24.46	18.50	20.62	0.10	0.04	-10.59	0.93	1.16	16.94	14.53	189.94
NASDAQ Listed OTC Companies(121)	19.79	17,799	305.0	23.20	17.30	19.78	0.01	1.58	-4.65	1.09	1.05	14.13	12.66	157.38
California Companies(12)	31.56	22,664	904.7	36.21	24.66	31.32	0.81	14.77	3.95	2.56	1.71	18.22	17.37	251.56
Florida Companies(7)	22.02	26,305	546.9	25.77	17.97	21.74	1.48	10.07	-6.05	0.99	0.98	9.74	8.85	160.58
Mid-Atlantic Companies(37)	19.11	54,435	969.1	22.81	16.61	19.12	0.08	0.82	-7.27	1.11	1.07	12.63	10.69	145.82
Mid-West Companies(50)	19.63	8,749	173.1	23.35	17.32	19.62	-0.15	-0.17	-4.41	1.01	0.96	15.69	14.13	167.89
New England Companies(11)	23.17	19,612	325.2	26.91	21.26	23.35	-0.75	-2.05	-4.30	1.02	1.12	16.52	13.98	167.95
North-West Companies(7)	23.06	17,372	400.7	24.31	20.62	22.85	1.03	2.93	-0.44	1.46	1.41	15.47	13.47	150.96
South-East Companies(13)	18.25	8,320	121.3	21.10	16.19	18.53	-1.51	-0.23	-6.41	0.96	0.89	14.11	13.48	137.87
South-West Companies(3)	17.87	22,741	406.4	19.75	15.07	17.27	3.47	12.39	-2.08	1.19	1.06	13.56	8.75	189.11
Western Companies (Excl CA)(1)	13.75	6,621	91.0	13.91	11.52	12.80	7.42	15.35	9.91	3.23	6.28	14.68	14.68	298.29
Thrift Strategy(134)	20.59	22,283	432.7	24.18	17.86	20.61	-0.03	1.87	-4.36	1.18	1.11	14.63	13.03	164.86
Mortgage Banker Strategy(5)	25.21	114,613	2,661.0	27.21	21.26	24.71	1.83	10.41	-0.46	1.80	1.27	13.46	11.26	169.92
Real Estate Strategy(1)	12.70	7,729	98.2	15.65	10.26	12.72	-0.16	-4.94	1.20	0.70	0.57	8.47	8.47	105.04
Diversified Strategy(1)	57.87	6,860	397.0	62.75	49.32	56.05	3.25	14.53	-3.55	3.91	3.81	28.16	27.94	393.56
Companies Issuing Dividends(128)	21.44	26,115	525.1	25.00	18.64	21.44	-0.12	1.86	-4.80	1.23	1.13	15.00	13.33	166.24
Companies Without Dividends(13)	15.94	11,278	197.8	19.38	12.99	15.70	1.75	5.38	-0.16	1.00	1.08	11.02	10.19	166.44
Equity/Assets <6%(11)	19.32	16,381	333.0	23.82	16.75	18.96	2.02	-4.59	-11.76	1.24	1.34	13.48	12.80	274.78
Equity/Assets 6-12%(97)	22.64	15,396	387.2	26.41	19.52	22.60	0.11	2.76	-4.04	1.39	1.24	15.11	13.76	179.28
Equity/Assets >12%(33)	16.35	56,014	878.5	18.91	14.38	16.51	-0.78	2.58	-3.08	0.67	0.73	13.62	11.00	91.77
Converted Last 3 Mths (no MHC)(2)	13.36	310,969	3,896.6	13.67	11.56	13.27	0.72	28.20	25.52	0.39	0.39	11.17	10.76	58.28
Actively Traded Companies(12)	27.04	48,204	1,202.7	30.41	24.38	26.92	0.17	-3.43	-5.44	1.70	1.66	17.31	15.42	188.98
Market Value Below $20 Million(8)	11.46	1,698	16.0	14.66	10.16	11.50	-0.45	-14.02	-6.07	0.26	0.08	10.70	10.40	131.42
Holding Company Structure(135)	21.03	25,774	516.6	24.50	18.20	21.02	0.02	2.64	-4.34	1.21	1.13	14.74	13.08	166.95
Assets Over $1 Billion(58)	24.00	54,623	1,106.2	27.29	20.07	23.69	1.39	6.26	-2.51	1.55	1.35	14.49	12.03	173.88
Assets $500 Million-$1 Billion(41)	20.40	4,996	91.2	24.25	18.27	20.53	-0.49	2.11	-5.87	1.12	1.14	15.20	13.82	177.69
Assets $250-$500 Million(25)	18.93	2,670	43.4	23.06	17.13	19.19	-1.31	-2.60	-7.12	1.01	0.99	15.38	14.60	166.48
Assets less than $250 Million(17)	14.57	1,711	23.0	17.43	12.48	14.78	-1.33	-5.12	-3.32	0.53	0.51	12.76	12.50	110.71
Goodwill Companies(104)	21.79	25,112	533.2	25.40	19.03	21.74	0.16	1.91	-5.22	1.24	1.10	15.13	12.96	172.38
Non-Goodwill Companies(37)	18.62	23,928	393.7	22.02	15.68	18.70	-0.27	2.89	-2.11	1.13	1.20	13.32	13.32	149.42
Acquirors of FSLIC Cases(5)	28.06	29,835	964.6	35.99	23.74	28.23	-2.19	-11.36	0.25	2.16	1.33	19.28	19.04	232.68

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 2, 2005

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(32)	15.31	19,706	150.2	18.30	13.30	15.39	-0.68	8.35	-2.38	0.30	0.32	8.15	7.73	62.04
SAIF-Insured Thrifts(21)	14.15	17,106	100.7	16.32	12.55	14.18	-0.36	8.09	-2.28	0.21	0.22	7.89	7.61	54.71
BIF-Insured Thrifts(11)	17.52	24,669	244.8	22.08	14.75	17.69	-1.30	8.85	-2.58	0.46	0.49	8.65	7.98	76.03
AMEX Traded Companies(2)	18.16	6,120	57.9	21.25	17.37	18.42	-1.67	0.11	-11.97	0.51	0.49	10.08	10.08	66.16
NASDAQ Listed OTC Companies(30)	15.12	20,612	156.4	18.10	13.03	15.19	-0.62	8.90	-1.74	0.29	0.30	8.02	7.58	61.77
California Companies(1)	12.80	14,702	74.8	15.62	10.95	12.90	-0.78	-5.19	-14.44	0.31	0.30	6.31	6.00	41.89
Mid-Atlantic Companies(15)	13.81	16,093	86.1	17.47	12.07	13.93	-0.98	3.20	-5.32	0.36	0.37	7.79	7.24	68.27
Mid-West Companies(5)	16.56	19,755	178.8	19.70	15.31	16.66	-0.77	-0.18	-8.06	0.07	0.06	9.43	8.77	67.58
New England Companies(7)	16.24	30,730	316.1	17.91	13.48	16.36	-0.65	20.00	8.59	0.31	0.39	8.14	8.02	57.15
South-East Companies(3)	20.13	15,131	83.9	23.52	17.26	19.89	1.06	18.44	-1.82	0.34	0.27	8.88	8.71	45.57
Western Companies (Excl CA)(1)	13.01	15,209	81.1	13.42	11.00	13.16	-1.14	30.10	3.67	0.31	0.35	6.82	6.82	44.66
Thrift Strategy(31)	14.84	15,780	98.3	17.80	13.01	14.92	-0.66	7.59	-2.93	0.28	0.30	8.13	7.72	61.55
Diversified Strategy(1)	29.69	141,400	1,760.3	33.75	22.27	30.07	-1.26	32.01	14.50	0.88	0.76	8.84	8.09	77.30
Companies Issuing Dividends(25)	16.41	21,983	176.5	20.00	14.29	16.51	-0.85	6.79	-6.14	0.33	0.33	8.47	7.95	66.01
Companies Without Dividends(7)	11.39	11,572	56.1	12.23	9.79	11.39	-0.09	13.93	11.06	0.18	0.25	6.98	6.95	47.86
Equity/Assets <6%(1)	13.15	5,903	28.2	18.00	12.32	13.70	-4.01	-12.91	-21.49	0.17	0.29	7.39	6.95	136.64
Equity/Assets 6-12%(9)	19.96	32,434	346.4	25.49	17.20	20.10	-0.90	3.31	-7.17	0.38	0.37	9.36	8.58	98.48
Equity/Assets >12%(22)	13.50	15,126	75.5	15.37	11.76	13.54	-0.44	11.39	0.45	0.27	0.29	7.69	7.42	43.74
Holding Company Structure(28)	15.19	15,413	98.7	18.26	13.36	15.26	-0.70	8.40	-2.84	0.28	0.31	8.27	7.84	64.38
Assets Over $1 Billion(5)	26.64	71,792	673.2	30.74	22.79	26.54	0.73	11.15	-0.44	0.35	0.27	10.52	9.47	79.83
Assets $500 Million-$1 Billion(11)	13.56	14,961	83.9	15.33	11.62	13.66	-0.76	15.07	-0.78	0.25	0.31	7.48	7.39	58.73
Assets $250-$500 Million(14)	12.98	7,204	34.4	16.53	11.34	13.10	-1.10	3.49	-2.93	0.29	0.32	7.73	7.23	60.93
Assets less than $250 Million(2)	12.94	3,102	17.9	15.94	12.57	13.05	-0.87	-1.54	-12.23	0.47	0.45	8.83	8.83	43.54
Goodwill Companies(15)	15.59	25,778	209.1	19.47	13.35	15.74	-1.33	7.56	-3.38	0.33	0.35	8.23	7.34	69.60
Non-Goodwill Companies(17)	15.06	14,348	98.3	17.27	13.26	15.08	-0.11	9.06	-1.50	0.27	0.29	8.08	8.08	55.37
MHC Institutions(32)	15.31	19,706	150.2	18.30	13.30	15.39	-0.68	8.35	-2.38	0.30	0.32	8.15	7.73	62.04
MHC Converted Last 3 Months(3)	11.25	10,990	51.3	11.64	10.50	11.16	0.88	12.53	12.53	0.34	0.34	7.19	7.19	51.03

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and *is not* shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 2, 2005

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	27.72	108,209	2,999.6	30.20	23.15	27.32	1.46	14.22	4.02	2.08	2.15	12.87	11.16	210.94
BBX	BankAtlantic Bancorp of FL	17.07	60,643	1,035.2	20.12	16.06	16.91	0.95	-6.67	-14.22	1.26	1.27	8.42	7.00	110.77
CFB	Commercial Federal Corp. of NE(8)	33.97	38,213	1,298.1	34.15	24.17	33.94	0.09	23.53	14.34	2.00	2.02	20.66	16.07	299.67
DSL	Downey Financial Corp. of CA	63.43	27,854	1,766.8	80.84	52.30	62.70	1.16	16.34	11.28	6.70	4.00	40.07	39.96	596.40
FED	FirstFed Financial Corp. of CA	57.79	16,543	956.0	65.32	46.35	56.60	2.10	24.31	11.41	4.50	4.29	31.21	30.94	560.88
FBC	Flagstar Bancorp, Inc. of MI	17.34	62,244	1,079.3	23.17	17.02	17.24	0.58	-20.53	-23.27	1.82	1.17	12.13	12.13	239.65
NDE	IndyMac Bancorp, Inc. of CA	40.27	63,512	2,557.6	46.25	30.87	41.11	-2.04	15.75	16.89	4.00	-1.35	22.12	20.84	305.70
NYB	New York Community Bcrp of NY*	17.56	265,682	4,665.4	22.35	17.04	17.62	-0.34	-20.18	-14.63	1.35	1.37	12.23	4.63	94.87
NAL	NewAlliance Bancshares of CT*	14.52	114,159	1,657.6	15.76	12.98	14.65	-0.89	5.14	-5.10	0.42	0.46	12.54	8.44	57.76
PFB	PFF Bancorp, Inc. of Pomona CA	29.93	24,576	735.6	32.41	24.40	29.55	1.29	22.11	-3.11	1.93	1.84	13.92	13.87	161.55
PFS	Provident Fin. Serv. Inc of NJ*	17.66	71,028	1,254.4	19.70	15.85	17.60	0.34	-1.23	-8.83	0.83	0.83	15.50	9.34	88.54
SOV	Sovereign Bancorp, Inc. of PA	23.67	368,678	8,726.6	24.79	20.05	23.60	0.30	7.69	4.97	1.23	1.24	13.53	7.07	147.75
WES	Westcorp of Irvine CA	62.39	52,154	3,253.9	65.00	37.25	62.36	0.05	51.36	35.84	4.53	4.53	28.03	28.03	317.22
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	32.65	8,594	280.6	39.20	30.97	33.10	-1.36	-14.01	-12.11	0.56	1.04	28.45	16.56	240.47
CNY	Carver Bancorp, Inc. of NY	17.18	2,512	43.2	20.83	16.85	17.30	-0.69	-6.38	-14.10	0.93	1.93	18.73	18.73	246.40
EFC	EFC Bancorp, Inc of Elgin IL(8)	34.31	4,819	165.3	35.24	24.60	34.23	0.23	34.55	31.71	1.35	1.67	18.51	18.51	214.88
FDT	Federal Trust Corp of FL	11.80	8,299	97.9	12.55	8.15	12.00	-1.67	45.50	15.69	0.46	0.48	5.06	5.06	79.69
GOV	Gouverneur Bcp MHC of NY(42.6)	12.48	2,284	12.1	16.50	12.48	12.80	-2.50	-6.17	-16.24	0.41	0.38	8.13	8.13	51.72
SZB	SouthFirst Bancshares of AL	12.76	709	9.0	15.95	11.59	12.63	1.03	-20.50	-17.14	-0.14	0.01	14.77	14.00	198.26
TSH	Teche Hlding Cp of N Iberia LA	38.75	2,237	86.7	41.75	35.51	39.10	-0.90	4.73	1.31	2.63	2.64	27.41	25.62	302.75
WSB	Washington SB, FSB of Bowie MD	9.98	7,402	73.9	16.45	7.90	9.58	4.18	-9.11	-37.15	1.14	0.87	7.22	7.22	72.04
WFD	Westfield Finl MHC of MA(43.7)*	23.83	9,955	103.6	26.00	22.25	24.03	-0.83	6.38	-7.71	0.60	0.60	12.02	12.02	80.59
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (45.0)	12.84	15,870	91.7	13.75	10.30	12.80	0.31	28.40	-3.96	0.35	0.35	7.56	7.56	50.22
AABC	Access Anytime Bancorp of NM(8)	17.06	1,724	29.4	17.25	12.70	14.55	17.25	21.42	13.89	0.85	0.25	13.01	7.15	217.13
ALLB	Alliance Bank MHC of PA (20.0)*	26.76	3,441	18.4	41.50	21.50	26.41	1.33	-10.80	-32.32	0.35	0.38	10.10	10.10	112.45
ASBI	Ameriana Bancorp of IN	13.40	3,156	42.3	17.25	12.30	14.64	-8.47	-20.71	-16.46	0.64	0.60	12.35	12.17	135.84
ABCW	Anchor BanCorp Wisconsin of WI	30.48	22,175	675.9	32.98	25.15	29.62	2.90	17.37	4.56	2.00	1.68	14.22	13.32	186.55
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.30	14,548	83.2	15.15	10.69	14.11	1.35	43.00	3.85	0.22	0.22	6.84	6.64	48.76
ALFC	Atlantic Liberty Fincl of NY	28.25	1,682	47.5	29.00	17.50	29.00	-2.59	52.70	20.21	1.23	1.56	16.84	16.84	109.37
BCSB	BCSB Bankcorp MHC of MD (36.4)	13.15	5,903	28.2	18.00	12.32	13.70	-4.01	-12.91	-21.49	0.17	0.29	7.39	6.95	136.64
BFCF	BFC Financial Corp. of FL	7.20	33,705	242.7	11.34	6.81	6.85	5.11	-17.62	-28.85	0.33	0.33	3.27	0.65	206.34
BKMU	Bank Mutual Corp of WI	11.00	63,543	699.0	12.59	10.31	10.97	0.27	-5.50	-9.61	0.48	0.47	8.84	7.95	55.53
BFIN	BankFinancial Corp. of IL	14.25	24,466	348.6	14.55	13.02	14.29	-0.28	42.50	42.50	0.36	0.36	13.17	12.35	73.03
BKUNA	BankUnited Fin. Corp. of FL	24.75	30,269	749.2	32.95	22.88	23.53	5.18	-13.91	-22.54	0.89	0.75	16.29	15.35	328.52
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.94	8,489	118.3	14.40	9.91	14.10	-1.13	39.40	39.40	-1.20	-0.27	12.87	8.31	101.75
BRBI	Blue River Bancshares of IN	5.12	3,507	18.0	5.95	4.51	5.27	-2.85	-8.73	-1.16	-0.05	0.05	4.72	3.73	60.14
BOFI	Bofi Holding, Inc. Of CA	9.54	8,300	79.2	12.00	8.00	9.45	0.95	19.25	19.25	0.28	0.28	7.35	7.35	64.21
BYFC	Broadway Financial Corp. of CA	11.88	1,520	18.1	13.94	10.25	12.13	-2.06	-4.65	-4.88	0.91	0.87	9.26	9.26	195.87
BRKL	Brookline Bancorp, Inc. of MA*	15.47	61,594	952.9	16.71	14.14	15.44	0.19	-1.65	-5.21	0.32	0.31	9.95	9.20	35.98
BFSB	Brooklyn Fed MHC of NY (30.0)	11.96	13,225	47.5	12.30	9.11	11.83	1.10	19.60	19.60	0.29	0.29	5.62	5.62	25.69
CITZ	CFS Bancorp, Inc of Munster IN	13.87	12,346	171.2	14.99	12.90	13.87	0.00	2.44	-2.80	-0.50	-0.46	11.85	11.74	103.92
CFFN	Capitol Fd Fn MHC of KS (29.9)	34.47	74,372	766.0	37.31	31.28	34.53	-0.17	1.29	-4.25	-1.05	-1.05	11.64	11.64	113.20
CEBK	Central Bncrp of Somerville MA*	27.00	1,590	42.9	32.50	25.20	26.20	3.05	-16.80	-6.90	1.71	1.43	24.67	23.26	334.51
GCFC	Central Federal Corp. of OH	10.00	2,244	22.4	13.73	9.53	10.05	-0.50	-22.48	-25.37	-0.50	-0.68	8.66	7.77	73.57
CHFN	Charter Fincl MHC of GA (19.1)	35.02	19,604	131.2	44.15	30.60	34.54	1.39	1.71	-19.90	0.56	0.35	13.71	13.41	55.17
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.89	9,919	53.1	13.24	10.75	11.55	2.94	8.58	-5.63	0.25	0.25	7.83	7.83	28.35
CTZN	Citizens First Bancorp of MI	21.84	8,193	178.9	26.40	19.50	21.75	0.41	1.39	-9.68	1.04	1.06	20.22	18.60	191.33
CSBC	Citizens South Banking of NC	12.32	7,265	89.5	14.35	11.76	12.36	-0.32	-5.95	-13.67	0.39	0.49	9.76	8.75	70.87
CSBK	Clifton Svg Bp MHC of NJ(45.0)	10.23	30,415	140.5	12.90	9.98	10.23	0.00	-13.74	-15.80	0.18	0.18	6.69	6.69	27.89
CFCP	Coastal Fin. Corp. of SC	14.85	17,668	262.4	18.44	12.25	14.70	1.02	14.76	-14.75	0.93	0.89	5.42	5.42	84.11
COBK	Colonial Banc MHC of NJ (46.0)	11.00	4,522	22.9	11.25	9.95	10.65	3.29	10.00	10.00	0.44	0.44	7.99	7.99	70.27
CCBI	Commercial Capital Bcrp of CA	18.18	55,388	1,007.0	24.99	14.62	17.62	3.18	-18.44	-21.57	1.46	1.40	12.07	4.85	93.52
CFFC	Community Fin. Corp. of VA	21.12	2,091	44.2	24.55	18.30	22.00	-4.00	12.34	-4.82	1.93	1.99	15.57	15.57	193.63
CIBI	Community Inv. Bncp, Inc of OH	13.90	1,056	14.7	16.00	12.87	14.00	-0.71	-2.59	-5.76	0.86	0.80	12.32	12.32	116.25
DCOM	Dime Community Bancshars of NY*	15.40	37,143	572.0	19.00	13.85	14.77	4.27	-9.68	-14.01	1.07	1.16	7.74	6.24	88.13
ESBF	ESB Financial Corp. of PA	12.30	13,515	166.2	15.65	12.00	12.60	-2.38	-5.38	-14.88	0.83	0.83	10.08	6.65	135.57
ESBK	Elmira Svgs Bank, FSB of NY*	27.25	1,204	32.8	33.82	23.62	27.25	0.00	3.38	-3.30	2.19	1.98	19.01	18.67	270.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 2, 2005

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FFDF	FFD Financial Corp of Dover OH	17.04	1,185	20.2	18.39	13.05	17.00	0.24	13.60	6.43	0.66	0.53	14.38	14.38	117.89
FMCO	FMS Fin Corp. of Burlington NJ	17.00	6,503	110.6	23.00	13.03	17.00	0.00	3.98	-19.05	1.25	1.20	11.34	11.00	187.19
FFCO	FedFirst Fin MHC of PA (45.0)	8.90	6,613	26.5	9.56	8.35	9.27	-3.99	-11.00	-11.00	-0.17	-0.09	7.04	6.88	43.22
FSBI	Fidelity Bancorp, Inc. of PA	19.10	2,927	55.9	26.00	18.90	19.06	0.21	-4.21	-16.63	1.35	1.32	14.45	13.48	229.13
FFFL	Fidelity Bankshares, Inc of FL	30.62	25,098	768.5	33.07	22.27	30.04	1.93	22.48	7.40	1.08	1.13	10.95	10.10	151.28
FBTC	First BancTrust Corp of IL	12.90	2,407	31.1	13.15	10.85	12.82	0.62	3.20	8.77	0.57	0.44	11.06	11.06	97.25
FBEI	First Bancorp of Indiana of IN	22.41	1,598	35.8	22.41	18.90	21.68	3.37	8.26	15.52	0.36	0.28	18.27	17.04	177.14
FBSI	First Bancshares, Inc. of MO	17.50	1,553	27.2	22.75	17.10	17.41	0.52	-13.54	-14.63	1.60	1.61	17.64	17.37	161.71
FCAP	First Capital, Inc. of IN	18.00	2,596	46.7	21.50	18.00	18.35	-1.91	-12.62	-14.29	1.33	1.27	16.01	13.74	168.88
FCFL	First Community Bk Corp of FL	26.00	2,216	57.6	30.40	19.52	26.75	-2.80	24.22	-5.87	1.05	1.04	11.13	10.94	124.66
FDEF	First Defiance Fin. Corp of OH	29.15	7,056	205.7	31.44	25.20	28.03	4.00	10.46	1.04	1.43	1.52	20.91	15.28	198.36
FFSW	First Fed Banc of SW Inc of NM(8)	16.40	3,930	64.5	20.00	14.00	16.49	-0.55	17.14	17.14	0.81	0.72	12.27	10.97	143.47
FFFS	First Fed Serv MHC of IL(45.0)	13.40	3,920	23.6	15.37	12.65	13.30	0.75	3.08	-8.22	0.52	0.52	9.53	9.53	35.35
FFNM	First Fed of N. Michigan of MI	9.50	3,100	29.5	15.02	8.30	9.43	0.74	8.08	-31.85	-0.04	0.13	11.74	10.53	89.20
FFBH	First Fed. Bancshares of AR	23.55	5,053	119.0	28.00	19.81	23.80	-1.05	16.30	4.57	1.59	1.51	15.03	15.03	159.38
FFBI	First Federal Bancshares of IL	20.79	1,244	25.9	26.99	19.83	21.30	-2.39	1.91	-3.35	1.25	1.06	18.07	16.81	264.83
FFSX	First Federal Bankshares of IA	19.75	3,548	70.1	25.00	19.29	19.78	-0.15	-13.94	-13.38	1.19	1.48	19.81	14.57	165.39
FFCH	First Fin. Holdings Inc. of SC	30.61	12,243	374.8	34.14	24.75	30.48	0.43	0.46	-6.51	2.07	2.22	14.08	12.19	206.37
FFHS	First Franklin Corp. of OH	16.90	1,656	28.0	24.25	15.25	16.90	0.00	-16.75	-14.21	0.57	0.75	14.82	14.82	164.03
FKFS	First Keystone Fin., Inc of PA	19.73	2,022	39.9	24.70	16.37	19.75	-0.10	-11.52	-16.40	0.37	0.35	14.56	14.56	283.67
CASH	First Midwest Fin., Inc. of IA	18.30	2,504	45.8	26.00	16.51	18.26	0.22	-12.86	-21.12	-0.39	-0.44	17.19	15.83	306.98
FMSB	First Mutual Bncshrs Inc of WA*	25.75	5,342	137.6	26.95	23.82	25.75	0.00	5.75	0.23	1.85	1.60	12.09	12.09	195.71
FNFG	First Niagara Fin. Group of NY*	14.13	114,366	1,616.0	15.16	12.05	14.25	-0.84	8.19	1.29	0.47	0.49	8.12	5.09	44.40
FNFI	First Niles Fin., Inc. of OH	14.34	1,385	19.9	20.70	14.00	14.34	0.00	-24.53	-21.60	0.82	0.56	12.01	12.01	72.44
FPTB	First PacTrust Bancorp of CA	26.35	4,545	119.8	27.97	23.71	26.75	-1.50	12.08	-3.66	1.03	1.02	17.39	17.39	161.35
FPFC	First Place Fin. Corp. of OH	22.00	15,026	330.6	23.27	16.66	19.95	10.28	16.16	-1.74	1.26	1.27	15.75	11.07	166.31
FBNW	FirstBank NW Corp. of WA	27.95	2,999	83.8	29.44	25.00	28.14	-0.68	-1.41	-1.62	2.19	2.00	24.66	18.18	281.41
FFIC	Flushing Fin. Corp. of NY*	17.40	19,276	335.4	21.49	15.55	17.20	1.16	-5.90	-13.26	1.20	1.23	8.75	8.55	116.15
FBTX	Franklin Bank Corp of TX*	17.87	22,741	406.4	19.75	15.07	17.27	3.47	12.39	-2.08	1.19	1.06	13.56	8.75	189.11
GSLA	GS Financial Corp. of LA	15.75	1,284	20.2	19.93	15.75	17.90	-12.01	-15.28	-12.50	0.13	0.68	22.45	22.45	147.51
PEDE	Great Pee Dee Bancorp of SC	15.00	1,801	27.0	20.00	13.90	15.00	0.00	-3.23	-0.20	0.66	0.68	14.46	13.95	106.63
GAFC	Greater Atlant. Fin Corp of VA	5.50	3,021	16.6	7.13	5.00	5.40	1.85	-8.33	-12.00	-0.84	-1.76	5.70	5.39	120.83
GCBC	Green Co Bcrp MHC of NY (44.0)*	17.70	4,130	32.3	19.00	14.80	18.06	-1.99	12.03	7.40	0.71	0.71	7.93	7.93	71.35
HFFC	HF Financial Corp. of SD	17.90	3,484	62.4	27.00	15.58	17.85	0.28	13.58	-1.92	1.75	1.61	15.47	14.05	245.12
HMNF	HMN Financial, Inc. of MN	31.89	4,407	140.5	33.50	26.01	32.13	-0.75	19.13	-3.33	2.27	2.16	19.64	18.72	223.66
HARB	Harbor Florida Bancshrs of FL	36.69	23,905	877.1	39.94	30.12	36.10	1.63	16.48	6.01	1.89	1.86	13.04	12.87	122.79
HARL	Harleysville Svgs Fin Cp of PA	17.20	3,896	67.0	26.00	16.00	17.27	-0.41	-1.99	-4.76	1.29	1.26	12.03	12.03	194.43
HWFG	Harrington West Fncl Grp of CA	16.99	5,364	91.1	19.70	14.76	17.00	-0.06	3.91	-9.87	1.56	1.53	10.46	9.19	206.80
HBOS	Heritage Fn Gp MHC of GA(30.0)	11.06	11,241	37.3	11.27	10.50	11.01	0.45	10.60	10.60	0.25	0.25	6.09	6.09	32.77
HIFS	Hingham Inst. for Sav. of MA*	41.25	2,090	86.2	45.00	38.60	41.00	0.61	-1.79	-6.04	2.93	2.93	22.31	22.31	280.29
HCFC	Home City Fin. Corp. of OH	16.14	836	13.5	17.00	14.55	16.01	0.81	-1.22	4.81	0.87	1.13	15.60	15.28	180.44
HOME	Home Fed Bncp MHC of ID (41.0)	13.01	15,209	81.1	13.42	11.00	13.16	-1.14	30.10	3.67	0.31	0.35	6.82	6.82	44.66
HFBC	HopFed Bancorp, Inc. of KY	15.99	3,648	58.3	22.00	15.31	15.84	0.95	-3.03	-6.55	1.13	0.97	13.81	12.37	162.03
HRZB	Horizon Financial Corp. of WA*	22.19	9,949	220.8	22.70	17.37	20.45	8.51	13.10	7.82	1.36	1.28	10.79	10.73	103.32
HCBK	Hudson City Bancorp, Inc of NJ*	12.46	597,472	7,444.5	12.79	10.09	12.25	1.71	13.89	8.54	0.42	0.41	9.16	9.16	43.53
ICBC	Independence Comm Bnk Cp of NY*	33.83	83,364	2,820.2	43.38	33.75	34.36	-1.54	-15.23	-20.55	2.76	2.79	27.52	12.35	217.66
IFSB	Independence FSB of DC	12.00	1,552	18.6	20.60	8.53	12.20	-1.64	-41.63	9.19	-0.36	-0.98	11.18	11.18	107.10
JXSB	Jcksnville Bcp MHC of IL(47.2)	12.86	1,967	11.9	20.75	11.82	13.44	-4.32	-15.67	-24.00	0.44	0.41	10.52	9.01	128.65
JFBI	Jefferson Bancshares Inc of TN	13.16	7,289	95.9	13.50	12.16	13.25	-0.68	0.69	0.08	0.47	0.48	11.25	11.25	40.48
KFED	K-Fed Bancorp MHC of CA (39.7)	12.80	14,702	74.8	15.62	10.95	12.90	-0.78	-5.19	-14.44	0.31	0.30	6.31	6.00	41.89
KNBT	KNBT Bancorp, Inc. of PA	16.76	31,536	528.5	17.65	13.24	16.45	1.88	0.00	-0.83	0.61	0.61	12.82	8.49	98.84
KFFB	KY Fst Fed Bp MHC of KY (45.0)	10.18	8,596	39.4	11.84	10.05	10.50	-3.05	1.80	1.80	0.17	0.17	7.62	5.82	32.36
KRNY	Kearny Fin Cp MHC of NJ (30.0)	11.94	72,738	260.5	12.19	10.00	11.58	3.11	19.40	19.40	0.28	0.18	6.95	5.80	28.97
LSBX	LSB Corp of No. Andover MA*	16.85	4,445	74.9	21.89	15.90	17.00	-0.88	-11.08	-9.02	0.71	0.71	13.20	13.20	122.71
LSBI	LSB Fin. Corp. of Lafayette IN*	27.75	1,466	40.7	30.48	22.19	28.50	-2.63	23.72	6.73	2.35	2.13	21.72	21.72	250.60
LARL	Laurel Capital Group Inc of PA	21.01	1,943	40.8	26.20	20.18	21.75	-3.40	-4.50	-2.46	0.98	0.97	14.05	12.29	158.38
LNCB	Lincoln Bancorp of IN	16.10	5,400	86.9	19.75	16.00	17.41	-7.52	-12.55	-16.54	0.23	0.49	18.55	13.45	149.42
MAFB	MAF Bancorp, Inc. of IL	42.94	31,975	1,373.0	47.25	38.38	42.76	0.42	2.14	-4.19	3.13	2.92	29.72	19.81	314.60
MFBC	MFB Corp. of Mishawaka IN	26.10	1,353	35.3	34.00	24.05	26.25	-0.57	-5.43	-13.00	1.12	1.17	27.81	24.34	389.11
MASB	MassBank Corp. of Reading MA*	34.50	4,367	150.7	39.00	33.74	34.66	-0.46	-5.66	-7.88	1.66	1.59	24.83	24.58	213.66
MTXC	Matrix Bancorp, Inc. of CO	13.75	6,621	91.0	13.91	11.52	12.80	7.42	15.35	9.91	3.23	6.28	14.68	14.68	298.29
MFLR	Mayflower Co-Op. Bank of MA*	15.00	2,072	31.1	19.01	13.38	15.05	-0.33	-17.17	-15.01	0.90	0.79	8.88	8.84	114.24
MCBF	Monarch Community Bncrp of MI	12.99	2,709	35.2	14.59	11.00	13.24	-1.89	-8.84	-0.08	-0.72	-0.73	14.77	10.65	102.04
MFSF	MutualFirst Fin. Inc. of IN	22.80	4,608	105.1	24.91	21.38	22.80	0.00	-0.87	-6.37	1.09	1.42	19.01	18.82	186.22
NASB	NASB Fin, Inc. of Grandview MO	40.33	8,445	340.6	47.88	28.50	39.50	2.10	6.08	0.93	3.04	1.84	17.20	16.84	179.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 2, 2005

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
			Shares	Market							Trailing	12 Mo.	Book	Book	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	12 Mo.	Core	Value/	Value/	Assets/
	Financial Institution	Share(1)	anding	isation(9)	High	Low	Week	Week	Ago(2)	2004(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
NHTB	NH Thrift Bancshares of NH	14.16	4,195	59.4	20.25	13.00	14.40	-1.67	-0.98	-14.18	1.12	1.20	10.82	7.92	149.78
NVSL	Naug Vlly Fin MHC of CT (45.0)	12.45	7,604	42.6	12.68	9.80	12.34	0.89	24.50	15.71	0.06	0.21	6.85	6.82	40.60
NTBK	NetBank, Inc. of Alpharetta GA	8.50	46,298	393.5	11.25	7.95	8.64	-1.62	-21.80	-18.35	-0.29	-1.88	8.84	7.08	107.02
NMIL	Newmil Bancorp, Inc. of CT*	29.57	4,138	122.4	32.33	26.00	31.24	-5.35	2.00	-5.22	2.14	2.11	13.18	11.21	196.31
FFFD	North Central Bancshares of IA	37.60	1,534	57.7	45.99	36.75	38.15	-1.44	-1.03	-9.38	3.14	3.43	28.38	25.14	312.71
NWSB	Northwest Bcrp MHC of PA(39.9)*	22.09	50,844	448.2	26.32	19.79	21.96	0.59	1.33	-11.96	1.10	1.09	11.45	8.42	124.51
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.56	8,763	46.3	13.05	9.86	11.80	-2.03	15.60	-4.46	0.16	0.31	6.99	6.99	62.50
OCFC	OceanFirst Fin. Corp of NJ	23.02	12,743	293.3	25.99	20.20	22.92	0.44	-2.04	-6.61	1.51	0.84	10.62	10.51	155.20
ONFC	Oneida Fincl MHC of NY (43.9)*	11.20	7,692	37.8	17.20	10.66	11.95	-6.28	-6.67	-18.55	0.48	0.53	6.92	5.21	57.04
PBNC	PFS Bancorp Inc. of Aurora IN(8)	22.60	1,474	33.3	24.26	14.77	22.52	0.36	0.89	27.97	0.62	0.60	14.00	14.00	90.90
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.30	6,943	33.1	12.25	9.50	10.52	-2.09	3.00	-14.17	0.18	0.29	7.64	7.64	48.63
PVFC	PVF Capital Corp. of Solon OH	12.70	7,729	98.2	15.65	10.26	12.72	-0.16	-4.94	1.20	0.70	0.57	8.47	8.47	105.04
PPBI	Pacific Premier Bncrp of CA	12.32	5,259	64.8	15.13	9.63	11.90	3.53	12.00	-7.09	1.17	1.17	9.05	9.05	120.64
PBCI	Pamrapo Bancorp, Inc. of NJ	21.60	4,976	107.5	24.75	20.03	22.00	-1.82	-5.64	-12.66	1.60	1.60	11.42	11.42	128.39
PFED	Park Bancorp of Chicago IL	30.65	1,123	34.4	40.50	29.00	29.60	3.55	-0.65	-0.16	1.78	2.33	27.25	27.25	228.87
PVSA	Parkvale Financial Corp of PA	27.80	5,622	156.3	33.20	25.55	28.30	-1.77	7.96	-3.44	2.08	2.05	20.09	14.20	333.66
PRTR	Partners Trust Fin. Grp. of NY*	11.81	49,988	590.4	12.15	9.31	11.62	1.64	17.05	1.37	0.39	0.48	10.99	5.63	74.80
PBHC	Pathfinder BC MHC of NY (35.5)*	13.50	2,463	11.7	26.50	13.50	13.99	-3.50	-16.04	-19.40	0.38	0.28	8.80	7.03	126.05
PFSB	PennFed Fin. Services of NJ	19.23	13,280	255.4	20.28	13.02	19.20	0.16	25.03	19.59	1.17	1.15	9.34	9.34	154.41
PFDC	Peoples Bancorp of Auburn IN	19.80	3,344	66.2	23.50	18.50	20.21	-2.03	-11.57	-6.95	1.35	1.40	19.64	18.83	147.63
PBCT	Peoples Bank MHC of CT (42.0)*	29.69	141,400	1,760.3	33.75	22.27	30.07	-1.26	32.01	14.50	0.88	0.76	8.84	8.09	77.30
PCBI	Peoples Community Bcrp. of OH	21.98	3,923	86.2	24.35	18.50	21.70	1.29	-6.86	-6.98	0.73	0.60	19.46	16.45	252.77
PSFC	Peoples Sidney Fin. Corp of OH	14.00	1,433	20.1	17.00	13.03	14.25	-1.75	-8.56	-2.51	0.70	0.70	12.32	12.32	94.99
PFSL	Pocahontas Bancorp, Inc. of AR	13.10	4,642	60.8	17.24	13.05	13.10	0.00	-24.01	-14.99	0.46	0.23	11.33	8.22	155.38
PROV	Provident Fin. Holdings of CA	29.63	6,957	206.1	30.96	23.79	28.72	3.17	23.25	2.85	2.69	0.88	17.68	17.66	234.60
PBNY	Provident NY Bncrp, Inc. of NY	12.00	43,849	526.2	13.80	10.00	11.99	0.08	6.86	-9.02	0.46	0.45	9.12	5.17	58.37
PBIP	Prudential Bncp MHC PA (45.0)*	11.90	12,497	67.3	12.07	8.50	11.92	-0.17	19.00	19.00	0.28	0.29	7.26	7.26	35.55
PULB	Pulaski Fin Cp of St. Louis MO	18.13	8,435	152.9	18.74	11.23	18.42	-1.57	50.96	32.63	0.88	0.69	5.54	5.48	91.32
RPFG	Ranier Pacific Fin Group of WA*	16.70	6,989	116.7	18.30	14.50	16.75	-0.30	-6.96	-6.70	0.47	0.51	12.66	12.63	110.09
RIVR	River Valley Bancorp of IN	20.50	1,589	32.6	24.30	19.00	21.55	-4.87	-6.18	-8.89	1.47	1.34	14.47	14.45	192.53
RVSB	Riverview Bancorp, Inc. of WA	22.00	5,811	127.8	22.50	20.25	22.00	0.00	6.85	-2.22	1.06	1.15	15.04	10.32	126.91
RCKB	Rockville Fin MHC of CT (45.0)*	13.57	19,435	118.7	15.79	9.72	13.35	1.65	35.70	35.70	-0.03	0.22	7.63	7.58	50.50
ROME	Rome Bancorp, Inc. of Rome NY*	10.25	9,645	98.9	15.09	9.27	10.25	0.00	-19.04	-19.86	0.30	0.28	9.60	9.60	32.27
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.14	12,564	61.0	12.49	9.74	12.36	-1.78	21.40	-0.90	0.15	0.29	6.51	6.49	52.37
SVBI	Severn Bancorp, Inc. of MD	18.90	8,318	157.2	24.39	16.45	19.90	-5.03	3.00	-21.58	1.61	1.54	7.92	7.88	95.18
SFFS	Sound Fed Bancorp, Inc. of NY	16.72	12,298	205.6	17.04	13.85	16.78	-0.36	19.60	2.89	0.41	0.43	10.42	9.28	86.26
SSFC	South Street Fin. Corp. of NC	9.60	3,038	29.2	10.44	8.85	9.75	-1.54	-6.25	-4.95	0.46	0.46	8.49	8.49	75.19
SYNF	Synergy Financial Group of NJ	12.39	11,966	148.3	13.69	10.30	12.37	0.16	19.71	-7.81	0.38	0.38	8.27	8.19	77.14
THRD	TF Fin. Corp. of Newtown PA	27.55	2,924	80.6	33.00	26.25	28.47	-3.23	-1.36	-13.91	2.18	2.17	21.32	19.72	222.24
TONE	TierOne Corp. of Lincoln NE	27.64	18,142	501.4	29.94	20.69	27.48	0.58	30.50	11.23	1.49	1.42	15.96	13.03	176.62
TSBK	Timberland Bancorp, Inc. of WA	23.40	3,739	87.5	25.00	21.60	23.51	-0.47	2.63	2.41	1.63	1.65	19.52	17.49	147.87
TRST	TrustCo Bank Corp NY of NY	13.10	74,896	981.1	14.19	10.73	12.70	3.15	1.39	-5.00	0.77	0.68	3.13	3.12	38.44
UCBC	Union Community Bancorp of IN(8)	26.50	1,939	51.4	26.75	15.60	26.40	0.38	47.22	44.41	0.82	0.78	17.45	16.07	136.30
UCFC	United Community Fin. of OH	11.08	31,011	343.6	12.10	10.00	10.79	2.69	-2.81	-1.07	0.61	0.57	8.30	7.13	78.10
UBNK	United Fin Grp MHC of MA(46.6)	11.70	17,206	93.8	12.41	11.06	11.83	-1.10	17.00	17.00	0.34	0.34	7.50	7.50	50.05
UTBI	United Tenn. Bankshares of TN	21.25	1,181	25.1	22.00	17.85	21.25	0.00	20.74	3.66	1.71	1.42	15.96	15.39	100.12
WSFS	WSFS Financial Corp. of DE*	57.87	6,860	397.0	62.75	49.32	56.05	3.25	14.53	-3.55	3.91	3.81	28.16	27.94	393.56
WVFC	WVS Financial Corp. of PA	16.25	2,394	38.9	18.14	15.66	16.31	-0.37	-8.19	-6.82	1.13	1.03	12.04	12.04	177.92
WFSL	Washington Federal, Inc. of WA	23.40	86,777	2,030.6	25.25	21.83	23.36	0.17	0.56	-3.03	1.65	1.69	13.53	12.86	91.39
WAYN	Wayne Savings Bancshares of OH	15.07	3,429	51.7	18.00	13.91	15.25	-1.18	-5.81	-5.81	-0.05	0.26	11.00	10.34	118.57
WGBC	Willow Grove Bancorp Inc of PA	15.50	9,387	145.5	19.55	14.16	15.01	3.26	-7.24	-18.08	0.72	0.77	11.37	11.28	102.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of September 2, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(115)	9.53	8.64	0.74	8.44	5.13	0.68	7.66	0.57	191.20	0.94	17.90	145.24	13.53	161.54	19.09	0.45	2.24	35.03
BIF-Insured Thrifts(26)	12.59	10.25	0.86	8.54	4.89	0.89	8.67	0.23	349.36	1.00	19.95	150.39	17.92	183.52	20.56	0.50	2.33	41.35
NYSE Traded Companies(13)	9.75	7.33	1.13	13.71	7.32	0.91	10.45	0.24	283.76	0.87	15.51	172.70	15.64	209.84	16.84	0.57	2.23	31.07
AMEX Traded Companies(7)	8.72	7.73	0.63	7.36	4.69	0.70	8.34	0.45	288.30	0.80	16.90	134.28	11.41	150.45	18.21	0.40	1.72	24.63
NASDAQ Listed OTC Companies(121)	10.23	9.18	0.74	7.98	4.88	0.70	7.56	0.53	208.82	0.96	18.70	144.12	14.40	162.28	19.72	0.46	2.29	37.43
California Companies(12)	8.08	7.34	1.06	13.78	7.69	0.77	9.87	0.17	351.45	0.79	14.94	165.79	13.34	187.53	18.29	0.44	1.48	19.84
Florida Companies(7)	6.75	6.23	0.81	11.01	4.60	0.81	11.00	0.15	399.15	0.79	23.05	228.95	16.03	244.03	23.52	0.20	0.73	15.91
Mid-Atlantic Companies(37)	10.38	8.67	0.87	9.32	5.06	0.82	8.56	0.25	270.24	0.99	18.45	151.04	15.74	181.15	19.09	0.45	2.34	40.51
Mid-West Companies(50)	10.05	9.12	0.58	6.22	4.44	0.55	5.78	0.94	113.25	0.97	18.60	127.99	12.47	142.02	19.88	0.51	2.60	41.26
New England Companies(11)	12.12	10.10	0.61	6.43	3.79	0.71	7.16	0.06	467.84	1.04	19.01	143.58	16.88	171.49	20.68	0.55	2.38	44.42
North-West Companies(7)	10.96	9.79	1.13	10.19	6.11	1.11	9.85	0.22	396.39	1.17	18.26	157.57	16.93	176.38	18.19	0.57	2.46	42.40
South-East Companies(13)	11.78	11.31	0.74	7.14	4.31	0.65	6.02	0.59	173.64	0.85	18.69	136.23	14.92	143.58	18.63	0.46	2.48	38.22
South-West Companies(3)	7.17	4.63	0.75	9.71	6.66	0.67	8.65	0.22	97.57	0.24	15.02	131.78	9.45	204.23	16.86	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.92	4.92	1.14	24.29	23.49	2.23	47.22	1.74	31.96	0.76	4.26	93.66	4.61	93.66	2.19	0.00	0.00	0.00
Thrift Strategy(134)	10.22	9.05	0.75	8.23	5.01	0.72	7.71	0.50	216.88	0.95	18.47	144.38	14.37	163.02	19.34	0.47	2.30	37.17
Mortgage Banker Strategy(5)	7.98	6.44	1.12	14.38	7.05	0.88	11.17	0.23	303.29	0.86	14.76	189.90	15.10	243.82	21.09	0.38	1.37	19.23
Real Estate Strategy(1)	8.06	8.06	0.70	8.46	5.51	0.57	6.89	1.55	35.29	0.67	18.14	149.94	12.09	149.94	22.28	0.27	2.13	38.57
Diversified Strategy(1)	7.16	7.10	1.06	14.15	6.76	1.03	13.79	0.23	393.11	1.48	14.80	205.50	14.70	207.12	15.19	0.28	0.48	7.16
Companies Issuing Dividends(128)	10.31	9.08	0.79	8.56	5.15	0.74	7.91	0.49	224.76	0.96	18.25	146.78	14.71	167.64	19.39	0.51	2.48	39.59
Companies Without Dividends(13)	8.18	7.59	0.56	7.45	4.47	0.52	7.28	0.61	156.97	0.78	19.07	140.75	10.95	144.41	19.44	0.00	0.00	0.00
Equity/Assets <6%(11)	4.73	4.44	0.41	8.15	5.13	0.40	8.06	0.54	262.86	0.86	14.31	142.31	6.49	139.00	15.72	0.27	1.55	15.89
Equity/Assets 6-12%(97)	8.69	7.97	0.79	9.58	5.59	0.72	8.59	0.54	213.28	0.95	17.24	154.45	13.37	170.29	18.18	0.50	2.27	35.21
Equity/Assets >12%(33)	16.17	13.38	0.80	5.16	3.55	0.85	5.56	0.37	221.77	0.97	23.25	122.88	19.97	159.50	24.11	0.41	2.46	47.35
Converted Last 3 Mths (no MHC)(2)	19.54	18.98	0.86	7.81	2.95	0.85	7.68	0.23	141.67	0.58	34.63	122.11	24.07	125.71	34.99	0.14	1.12	33.33
Actively Traded Companies(12)	9.67	8.77	1.00	10.41	6.10	0.99	10.26	0.32	305.50	0.95	17.01	161.27	15.54	187.24	17.54	0.73	2.87	40.40
Market Value Below $20 Million(8)	8.88	8.57	0.22	1.29	0.58	0.07	-1.15	0.75	122.36	0.89	16.31	107.83	9.68	112.99	17.73	0.26	1.84	38.91
Holding Company Structure(135)	10.16	8.95	0.77	8.43	5.07	0.73	7.88	0.51	218.37	0.95	18.36	146.28	14.44	166.64	19.43	0.47	2.30	36.95
Assets Over $1 Billion(58)	10.09	8.15	0.96	11.13	5.98	0.87	9.97	0.35	276.09	0.94	17.70	167.22	16.40	202.86	19.70	0.46	2.05	32.88
Assets $500 Million-$1 Billion(41)	9.05	8.25	0.70	8.09	5.22	0.72	8.14	0.49	193.79	0.97	19.01	142.52	12.59	155.48	19.07	0.49	2.27	39.49
Assets $250-$500 Million(25)	10.85	10.33	0.57	5.74	4.10	0.56	5.17	0.84	135.84	0.92	17.81	123.42	12.95	129.79	17.81	0.49	2.48	37.04
Assets less than $250 Million(17)	11.82	11.53	0.51	3.96	3.06	0.46	3.58	0.71	154.01	0.96	19.66	116.18	13.79	119.83	21.41	0.38	2.63	42.48
Goodwill Companies(104)	9.92	8.33	0.75	8.20	4.79	0.69	7.29	0.44	237.18	0.98	18.14	147.55	14.38	174.34	19.41	0.49	2.29	37.08
Non-Goodwill Companies(37)	10.65	10.65	0.80	9.18	5.90	0.80	9.40	0.68	170.62	0.87	18.74	142.67	14.37	142.67	19.34	0.40	2.17	33.84
Acquirors of FSLIC Cases(5)	10.26	10.04	0.81	8.22	4.85	0.56	4.95	0.63	138.46	0.80	14.86	136.77	14.33	139.53	17.35	0.46	2.21	27.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 2, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	17.20	16.57	0.58	3.34	1.85	0.58	3.58	0.29	252.69	0.71	30.26	175.72	30.03	182.07	32.57	0.33	1.83	31.53
BIF-Insured Thrifts(11)	12.58	11.86	0.61	5.35	2.55	0.70	6.02	0.35	207.84	0.88	29.55	199.41	24.49	217.05	30.10	0.36	2.01	59.17
AMEX Traded Companies(2)	15.32	15.32	0.81	5.11	2.90	0.78	4.92	0.32	221.39	1.12	35.08	175.88	26.85	175.88	36.28	0.34	1.96	67.48
NASDAQ Listed OTC Companies(30)	15.63	14.93	0.57	3.96	2.04	0.61	4.38	0.31	237.86	0.74	28.87	184.40	28.21	195.31	30.72	0.34	1.88	34.75
California Companies(1)	15.06	14.32	0.75	6.26	2.42	0.73	6.06	0.07	507.61	0.44	NM	202.85	30.56	213.33	NM	0.24	1.88	0.00
Mid-Atlantic Companies(15)	14.25	13.48	0.61	4.77	2.47	0.62	5.03	0.40	170.58	0.68	28.00	175.24	24.58	189.20	28.31	0.25	1.69	39.18
Mid-West Companies(5)	19.32	17.97	0.50	1.42	1.61	0.50	1.37	0.25	282.98	0.53	27.50	168.89	30.35	181.25	28.57	0.67	3.41	68.18
New England Companies(7)	14.49	14.33	0.48	3.73	1.66	0.66	5.14	0.18	305.92	0.95	35.96	195.86	27.61	200.67	37.18	0.25	1.27	33.33
South-East Companies(3)	19.15	18.84	0.76	4.47	1.80	0.64	3.96	0.45	159.99	1.30	NM	215.37	42.18	219.37	NM	0.55	1.89	0.00
Western Companies (Excl CA)(1)	15.27	15.27	0.71	4.59	2.38	0.80	5.18	0.16	275.69	0.66	NM	190.76	29.13	190.76	37.17	0.20	1.54	64.52
Thrift Strategy(31)	15.75	15.10	0.57	3.83	2.06	0.61	4.27	0.32	233.83	0.76	29.56	178.96	27.79	188.52	30.93	0.32	1.85	39.43
Diversified Strategy(1)	11.44	10.47	1.16	10.35	2.96	1.00	8.94	0.22	301.65	0.88	33.74	335.86	38.41	367.00	39.07	0.88	2.96	0.00
Companies Issuing Dividends(25)	15.61	14.78	0.63	4.24	2.24	0.64	4.39	0.30	246.17	0.76	29.94	189.04	28.59	201.97	31.31	0.43	2.42	61.33
Companies Without Dividends(7)	15.63	15.56	0.43	3.27	1.55	0.56	4.50	0.38	186.03	0.80	29.71	165.39	26.47	165.98	32.23	0.00	0.00	0.00
Equity/Assets <6%(1)	5.41	5.09	0.13	2.35	1.29	0.22	4.01	0.15	223.45	0.63	NM	177.94	9.62	189.21	NM	0.50	3.80	0.00
Equity/Assets 6-12%(9)	9.86	9.19	0.45	4.80	2.43	0.45	4.79	0.46	150.62	0.80	28.08	210.20	21.12	227.94	29.65	0.55	2.28	36.21
Equity/Assets >12%(22)	18.43	17.75	0.67	3.79	1.99	0.71	4.28	0.26	272.69	0.76	31.73	173.36	31.83	180.48	32.91	0.25	1.64	41.21
Holding Company Structure(28)	15.31	14.62	0.55	3.78	2.05	0.60	4.27	0.33	229.30	0.81	29.56	179.58	27.17	189.78	30.93	0.34	1.87	38.06
Assets Over $1 Billion(5)	15.95	14.37	0.63	3.93	1.77	0.45	3.04	0.38	139.10	0.89	26.91	250.43	38.26	278.50	29.67	1.00	3.33	54.03
Assets $500 Million-$1 Billion(11)	14.31	14.17	0.50	3.61	1.81	0.61	4.66	0.16	324.58	0.69	36.94	180.67	25.67	183.38	37.06	0.19	1.37	37.67
Assets $250-$500 Million(14)	15.69	14.86	0.56	4.21	2.21	0.62	4.61	0.41	157.37	0.80	27.60	167.86	26.02	179.10	27.59	0.22	1.68	31.22
Assets less than $250 Million(2)	21.34	21.34	1.18	5.37	3.58	1.15	5.18	0.21	514.74	0.62	28.10	147.06	31.02	147.06	29.31	0.34	2.61	68.29
Goodwill Companies(15)	14.37	12.96	0.51	3.99	1.93	0.55	4.48	0.35	209.89	0.86	28.38	185.97	26.90	207.79	27.96	0.39	2.23	58.74
Non-Goodwill Companies(17)	16.71	16.71	0.66	4.07	2.24	0.69	4.37	0.28	265.42	0.69	30.99	182.01	29.20	182.01	32.93	0.30	1.58	34.16
MHC Institutions(32)	15.61	14.95	0.59	4.03	2.09	0.62	4.42	0.31	236.54	0.77	29.90	183.87	28.12	194.10	31.51	0.34	1.89	39.43
MHC Converted Last 3 Months(3)	14.98	14.98	0.70	5.77	3.06	0.70	5.77	0.39	222.53	1.06	29.71	158.43	24.26	158.43	29.71	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 2, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.10	5.29	0.98	16.34	7.50	1.02	16.89	0.13	274.33	0.60	13.33	215.38	13.14	248.39	12.89	0.80	2.89	38.46
BBX	BankAtlantic Bancorp of FL	7.60	6.32	1.25	16.20	7.38	1.26	16.32	0.12	549.89	0.90	13.55	202.73	15.41	243.86	13.44	0.14	0.82	11.11
CFB	Commercial Federal Corp. of NE(8)	6.89	5.36	0.66	10.21	5.89	0.67	10.32	0.81	106.64	1.11	16.99	164.42	11.34	211.39	16.82	0.58	1.71	29.00
DSL	Downey Financial Corp. of CA	6.72	6.70	1.18	18.35	10.56	0.71	10.95	0.15	144.02	0.24	9.47	158.30	10.64	158.73	15.86	0.40	0.63	5.97
FED	FirstFed Financial Corp. of CA	5.56	5.52	1.00	15.59	7.79	0.96	14.86	0.07	NA	0.99	12.84	185.17	10.30	186.78	13.47	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.06	5.06	0.84	15.41	10.50	0.54	9.91	0.68	33.04	0.24	9.53	142.95	7.24	142.95	14.82	1.00	5.77	54.95
NDE	IndyMac Bancorp, Inc. of CA	7.24	6.82	1.44	19.49	9.93	-0.49	-6.58	0.38	72.98	0.40	10.07	182.05	13.17	193.23	NM	1.60	3.97	40.00
NYB	New York Community Bcrp of NY*	12.89	4.88	1.48	11.34	7.69	1.50	11.50	0.17	182.14	0.50	13.01	143.58	18.51	NM	12.82	1.00	5.69	74.07
NAL	NewAlliance Bancshares of CT*	21.71	14.61	0.75	3.39	2.89	0.82	3.71	0.14	385.23	1.13	34.57	115.79	25.14	172.04	31.57	0.22	1.52	52.38
PFB	PFF Bancorp, Inc. of Pomona CA	8.62	8.59	1.22	14.12	6.45	1.17	13.46	NA	NA	0.95	15.51	215.01	18.53	215.79	16.27	0.60	2.00	31.09
PFS	Provident Fin. Serv. Inc of NJ*	17.51	10.55	0.99	5.56	4.70	0.99	5.56	0.13	420.65	0.90	21.28	113.94	19.95	189.08	21.28	0.32	* 1.81	38.55
SOV	Sovereign Bancorp, Inc. of PA	9.16	4.79	0.93	11.17	5.20	0.94	11.26	0.36	204.18	1.07	19.24	174.94	16.02	334.79	19.09	0.16	0.68	13.01
WES	Westcorp of Irvine CA	8.84	8.84	1.50	17.60	7.26	1.50	17.60	0.34	571.16	2.49	13.77	222.58	19.67	222.58	13.77	0.60	0.96	13.25
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	11.83	6.89	0.33	3.19	1.72	0.61	5.92	0.09	687.97	0.92	NM	114.76	13.58	197.16	31.39	0.56	1.72	NM
CNY	Carver Bancorp, Inc. of NY	7.60	7.60	0.39	5.23	5.41	0.81	10.85	0.26	253.48	0.97	18.47	91.72	6.97	91.72	8.90	0.32	1.86	34.41
EFC	EFC Bancorp, Inc of Elgin IL(8)	8.61	8.61	0.65	7.67	3.93	0.80	9.49	0.28	170.13	0.58	25.41	185.36	15.97	185.36	20.54	0.65	1.89	48.15
FDT	Federal Trust Corp of FL	6.35	6.35	0.64	10.18	3.90	0.67	10.62	0.35	179.94	0.72	25.65	233.20	14.81	233.20	24.58	0.12	1.02	26.09
GOV	Gouverneur Bcp MHC of NY(42.6)	15.72	15.72	0.86	5.15	3.29	0.80	4.77	0.37	190.25	0.87	30.44	153.51	24.13	153.51	32.84	0.28	2.24	68.29
SZB	SouthFirst Bancshares of AL	7.45	7.06	-0.07	-0.96	-1.10	0.01	0.07	1.10	31.80	0.51	NM	86.39	6.44	91.14	NM	0.40	3.13	NM
TSH	Teche Hlding Cp of N Iberia LA	9.05	8.46	0.90	9.82	6.79	0.90	9.85	NA	NA	0.88	14.73	141.37	12.80	151.25	14.68	1.00	2.58	38.02
WSB	Washington SB, FSB of Bowie MD	10.02	10.02	1.60	16.72	11.42	1.22	12.76	NA	NA	NA	8.75	138.23	13.85	138.23	11.47	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.7)*	14.92	14.92	0.75	5.06	2.52	0.75	5.06	0.26	252.53	1.36	39.72	198.25	29.57	198.25	39.73	0.40	1.68	66.67
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	15.05	15.05	0.76	5.31	2.73	0.76	5.31	0.04	492.91	0.30	36.69	169.84	25.57	169.84	36.69	0.20	1.56	57.14
AABC	Access Anytime Bancorp of NM(8)	5.99	3.29	0.43	7.30	4.98	0.13	2.15	0.14	323.15	0.81	20.07	131.13	7.86	238.60	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	8.98	8.98	0.31	3.44	1.31	0.34	3.73	1.03	67.98	1.25	NM	264.95	23.80	264.95	NM	0.36	1.35	NM
ASBI	Ameriana Bancorp of IN	9.09	8.96	0.47	5.19	4.78	0.44	4.86	1.82	43.57	1.71	20.94	108.50	9.86	110.11	22.33	0.64	4.78	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.62	7.14	1.07	14.06	6.56	0.90	11.81	0.41	155.80	0.78	15.24	214.35	16.34	228.83	18.14	0.64	2.10	32.00
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.03	13.62	0.50	4.12	1.54	0.50	4.12	0.38	153.84	0.76	NM	209.06	29.33	215.36	NM	0.24	1.68	NM
ALFC	Atlantic Liberty Fincl of NY	15.40	15.40	1.12	7.52	4.35	1.42	9.54	0.09	459.51	0.60	22.97	167.76	25.83	167.76	18.11	0.32	1.13	26.02
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.41	5.09	0.13	2.35	1.29	0.22	4.01	0.15	223.45	0.63	NM	177.94	9.62	189.21	NM	0.50	3.80	NM
BFCF	BFC Financial Corp. of FL	1.58	0.32	0.13	8.42	4.58	0.13	8.42	0.10	606.32	0.92	21.82	220.18	3.49	NM	21.82	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.92	14.32	0.91	4.71	4.36	0.89	4.61	0.27	150.80	0.71	22.92	124.43	19.81	138.36	23.40	0.26	2.36	54.17
BFIN	BankFinancial Corp. of IL	18.03	16.91	0.54	4.18	2.53	0.54	4.18	0.38	154.17	0.95	39.58	108.20	19.51	115.38	39.58	0.00	0.00	0.00
BKUNA	BankUnited Fin. Corp. of FL	4.96	4.67	0.30	5.55	3.60	0.25	4.67	0.10	260.46	0.33	27.81	151.93	7.53	161.24	33.00	0.02	0.08	2.25
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.65	8.17	-1.18	-9.32	-8.61	-0.27	-2.10	0.04	NA	0.90	NM	108.31	13.70	167.75	NM	0.12	0.86	NM
BRBI	Blue River Bancshares of IN	7.85	6.20	-0.08	-1.09	-0.98	0.08	1.09	1.73	48.39	1.14	NM	108.47	8.51	137.27	NM	0.00	0.00	NM
BOFI	Bofi Holding, Inc. Of CA	11.45	11.45	0.44	5.33	2.94	0.44	5.33	NA	NA	0.29	34.07	129.80	14.86	129.80	34.07	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.73	4.73	0.50	10.27	7.66	0.47	9.82	0.04	NA	0.60	13.05	128.29	6.07	128.29	13.66	0.20	1.68	21.98
BRKL	Brookline Bancorp, Inc. of MA*	27.65	25.57	1.05	3.30	2.07	1.02	3.19	0.09	NA	1.38	NM	155.48	43.00	168.15	NM	0.34	2.20	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.88	21.88	1.08	6.81	2.42	1.08	6.81	1.09	29.73	0.58	NM	212.81	46.56	212.81	NM	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.40	11.30	-0.45	-4.13	-3.60	-0.42	-3.80	2.11	51.27	1.43	NM	117.05	13.35	118.14	NM	0.48	3.46	NM
CFFN	Capitol Fd Fn MHC of KS (29.9)	10.28	10.28	-0.92	-8.94	-3.05	-0.92	-8.94	0.07	72.80	0.08	NM	296.13	30.45	296.13	NM	2.00	5.80	NM
CEBK	Central Bncrp of Somerville MA*	7.37	6.95	0.53	6.90	6.33	0.44	5.77	0.02	NA	0.93	15.79	109.44	8.07	116.08	18.88	0.72	2.67	42.11
GCFC	Central Federal Corp. of OH	11.77	10.56	-0.71	-5.78	-5.00	-0.96	-7.86	0.43	173.71	1.13	NM	115.47	13.59	128.70	NM	0.36	3.60	NM
CHFN	Charter Fincl MHC of GA (19.1)	24.85	24.31	1.01	4.06	1.60	0.63	2.54	0.57	103.61	1.83	NM	255.43	63.48	261.15	NM	1.40	4.00	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.62	27.62	0.89	3.20	2.10	0.89	3.20	0.08	326.50	0.37	NM	151.85	41.94	151.85	NM	0.24	2.02	NM
CTZN	Citizens First Bancorp of MI	10.57	9.72	0.60	5.24	4.76	0.61	5.34	1.03	86.10	1.04	21.00	108.01	11.41	117.42	20.60	0.36	1.65	34.62
CSBC	Citizens South Banking of NC	13.77	12.35	0.56	3.97	3.17	0.70	4.98	0.34	187.45	0.99	31.59	126.23	17.38	140.80	25.14	0.28	2.27	71.79
CSBK	Clifton Svg Bp MHC of NJ(45.0)	23.99	23.99	0.67	2.71	1.76	0.67	2.71	NA	NA	0.31	NM	152.91	36.68	152.91	NM	0.20	1.96	NM
CFCP	Coastal Fin. Corp. of SC	6.44	6.44	1.19	18.75	6.26	1.14	17.94	0.29	276.32	1.28	15.97	273.99	17.66	273.99	16.69	0.20	1.35	21.51
COBK	Colonial Banc MHC of NJ (46.0)	11.37	11.37	0.65	7.55	4.00	0.65	7.55	NA	NA	0.83	25.00	137.67	15.65	137.67	25.00	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	12.91	5.19	1.60	12.89	8.03	1.54	12.36	0.23	237.49	0.70	12.45	150.62	19.44	374.85	12.99	0.30	1.65	20.55
CFFC	Community Fin. Corp. of VA	8.04	8.04	1.06	13.08	9.14	1.09	13.48	0.14	552.02	0.91	10.94	135.65	10.91	135.65	10.61	0.44	2.08	22.80
CIBI	Community Inv. Bncp, Inc of OH	10.60	10.60	0.75	6.85	6.19	0.70	6.37	1.14	45.71	0.64	16.16	112.82	11.96	112.82	17.38	0.38	2.73	44.19
DCOM	Dime Community Bancshars of NY*	8.78	7.08	1.18	14.17	6.95	1.27	15.36	0.15	309.13	0.61	14.39	198.97	17.47	246.79	13.28	0.56	3.64	52.34
ESBF	ESB Financial Corp. of PA	7.44	4.91	0.72	10.20	6.75	0.72	10.20	0.22	126.75	1.03	14.82	122.02	9.07	184.96	14.82	0.40	3.25	48.19
ESBK	Elmira Svgs Bank, FSB of NY*	7.03	6.90	0.83	12.11	8.04	0.75	10.95	0.25	250.06	1.00	12.44	143.35	10.08	145.96	13.76	0.80	2.94	36.53
FFDF	FFD Financial Corp of Dover OH	12.20	12.20	0.57	4.62	3.87	0.46	3.71	NA	NA	0.57	25.82	118.50	14.45	118.50	32.15	0.44	2.58	66.67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 2, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FMCO	FMS Fin Corp. of Burlington NJ	6.06	5.88	0.66	11.64	7.35	0.63	11.17	0.34	118.31	1.12	13.60	149.91	9.08	154.55	14.17	0.12	0.71	9.60
FFCO	FedFirst Fin MHC of PA (45.0)	16.29	15.92	-0.38	-3.39	-1.91	-0.20	-1.80	0.18	143.68	0.44	NM	126.42	20.59	129.36	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.31	5.88	0.61	9.55	7.07	0.60	9.34	NA	NA	0.77	14.15	132.18	8.34	141.69	14.47	0.52	2.72	38.52
FFFL	Fidelity Bankshares, Inc of FL	7.24	6.68	0.77	11.59	3.53	0.80	12.12	NA	NA	0.57	28.35	279.63	20.24	303.17	27.10	0.32	1.05	29.63
FBTC	First BancTrust Corp of IL	11.37	11.37	0.60	5.10	4.42	0.46	3.94	1.00	101.07	1.79	22.63	116.64	13.26	116.64	29.32	0.24	1.86	42.11
FBEI	First Bancorp of Indiana of IN	10.31	9.62	0.22	1.94	1.61	0.17	1.51	NA	NA	0.71	NM	122.66	12.65	131.51	NM	0.60	2.68	NM
FBSI	First Bancshares, Inc. of MO	10.91	10.74	0.95	8.91	9.14	0.96	8.97	NA	NA	0.68	10.94	99.21	10.82	100.75	10.87	0.16	0.91	10.00
FCAP	First Capital, Inc. of IN	9.48	8.14	0.81	8.15	7.39	0.77	7.79	NA	NA	0.66	13.53	112.43	10.66	131.00	14.17	0.64	3.56	48.12
FCFL	First Community Bk Corp of FL	8.93	8.78	0.95	9.85	4.04	0.94	9.76	NA	NA	1.24	24.76	233.60	20.86	237.66	25.00	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.54	7.70	0.84	7.53	4.91	0.90	8.00	0.37	260.05	1.18	20.38	139.41	14.70	190.77	19.18	0.88	3.02	61.54
FFSW	First Fed Banc of SW Inc of NM(8)	8.55	7.65	0.69	7.63	4.94	0.61	6.79	NA	NA	0.93	20.25	133.66	11.43	149.50	22.78	0.20	1.22	24.69
FFFS	First Fed Serv MHC of IL(45.0)	26.96	26.96	1.49	5.58	3.88	1.49	5.58	0.04	839.22	0.37	25.77	140.61	37.91	140.61	25.77	0.40	2.99	NM
FFNM	First Fed of N. Michigan of MI	13.16	11.80	-0.05	-0.43	-0.42	0.15	1.39	1.03	48.03	0.66	NM	80.92	10.65	90.22	NM	0.20	2.11	NM
FFBH	First Fed. Bancshares of AR	9.43	9.43	1.06	10.68	6.75	1.01	10.14	1.46	17.15	0.29	14.81	156.69	14.78	156.69	15.60	0.52	2.21	32.70
FFBI	First Federal Bancshares of IL	6.82	6.35	0.49	6.75	6.01	0.42	5.73	NA	NA	0.52	16.63	115.05	7.85	123.68	19.61	0.48	2.31	38.40
FFSX	First Federal Bankshares of IA	11.98	8.81	0.72	5.90	6.03	0.90	7.34	NA	NA	1.53	16.60	99.70	11.94	135.55	13.34	0.40	2.03	33.61
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.10	6.76	1.10	16.19	0.36	157.17	0.75	14.79	217.40	14.83	251.11	13.79	0.92	3.01	44.44
FFHS	First Franklin Corp. of OH	9.03	9.03	0.35	3.93	3.37	0.46	5.17	1.83	32.89	0.74	29.65	114.04	10.30	114.04	22.53	0.32	1.89	56.14
FKFS	First Keystone Fin., Inc of PA	5.13	5.13	0.13	2.56	1.88	0.12	2.42	1.00	60.72	1.13	NM	135.51	6.96	135.51	NM	0.44	2.23	NM
CASH	First Midwest Fin., Inc. of IA	5.60	5.16	-0.12	-2.16	-2.13	-0.14	-2.43	1.06	117.11	2.03	NM	106.46	5.96	115.60	NM	0.52	2.84	NM
FMSB	First Mutual Bncshrs Inc of WA*	6.18	6.18	0.98	16.59	7.18	0.85	14.35	0.08	NA	1.14	13.92	212.99	13.16	212.99	16.09	0.40	1.55	21.62
FNFG	First Niagara Fin. Group of NY*	18.29	11.46	1.08	5.91	3.33	1.13	6.16	0.25	363.22	1.43	30.06	174.01	31.82	277.60	28.84	0.40	2.83	NM
FNFI	First Niles Fin., Inc. of OH	16.58	16.58	1.15	7.06	5.72	0.79	4.82	0.80	92.07	1.67	17.49	119.40	19.80	119.40	25.61	0.64	4.46	NM
FPTB	First PacTrust Bancorp of CA	10.78	10.78	0.68	5.92	3.91	0.67	5.86	NA	NA	0.70	25.58	151.52	16.33	151.52	25.83	0.54	2.05	52.43
FPFC	First Place Fin. Corp. of OH	9.47	6.66	0.80	8.27	5.73	0.80	8.34	0.62	117.01	0.92	17.46	139.68	13.23	198.74	17.32	0.56	2.55	44.44
FBNW	FirstBank NW Corp. of WA	8.76	6.46	0.85	9.19	7.84	0.77	8.39	0.28	331.57	1.29	12.76	113.34	9.93	153.74	13.98	0.68	2.43	31.05
FFIC	Flushing Fin. Corp. of NY*	7.53	7.36	1.10	14.53	6.90	1.13	14.89	0.07	414.39	0.38	14.50	198.86	14.98	203.51	14.15	0.40	2.30	33.33
FBTX	Franklin Bank Corp of TX*	7.17	4.63	0.75	9.71	6.66	0.67	8.65	0.22	97.57	0.24	15.02	131.78	9.45	204.23	16.86	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	15.22	15.22	0.08	0.58	0.83	0.44	3.04	0.38	128.13	1.04	NM	70.16	10.68	70.16	23.16	0.40	2.54	NM
PEDE	Great Pee Dee Bancorp of SC	13.56	13.08	0.71	4.50	4.40	0.73	4.64	NA	NA	1.01	22.73	103.73	14.07	107.53	22.06	0.64	4.27	NM
GAFC	Greater Atlant. Fin Corp of VA	4.72	4.46	-0.61	-14.26	-15.27	-1.28	-29.88	0.59	76.14	0.77	NM	96.49	4.55	102.04	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.0)*	11.11	11.11	1.01	9.35	4.01	1.01	9.35	0.12	355.17	0.75	24.93	223.20	24.81	223.20	24.93	0.44	2.49	61.97
HFFC	HF Financial Corp. of SD	6.31	5.73	0.72	11.55	9.78	0.66	10.63	0.78	72.31	0.74	10.23	115.71	7.30	127.40	11.12	0.44	2.46	25.14
HMNF	HMN Financial, Inc. of MN	8.78	8.37	1.04	11.95	7.12	0.99	11.37	1.27	81.95	1.23	14.05	162.37	14.26	170.35	14.76	0.96	3.01	42.29
HARB	Harbor Florida Bancshrs of FL	10.62	10.48	1.63	15.33	5.15	1.60	15.09	0.06	NA	0.87	19.41	281.37	29.88	285.08	19.73	0.80	2.18	42.33
HARL	Harleysville Svgs Fin Cp of PA	6.19	6.19	0.69	11.14	7.50	0.67	10.88	0.04	652.32	0.55	13.33	142.98	8.85	142.98	13.65	0.60	3.49	46.51
HWFG	Harrington West Fncl Grp of CA	5.06	4.44	0.77	15.85	9.18	0.76	15.55	0.05	917.11	0.87	10.89	162.43	8.22	184.87	11.10	0.50	2.94	32.05
HBOS	Heritage Fn Gp MHC of GA(30.0)	18.58	18.58	0.78	5.22	2.26	0.78	5.22	0.39	222.53	1.31	NM	181.61	33.75	181.61	NM	0.00	0.00	0.00
HIFS	Hingham Inst. for Sav. of MA*	7.96	7.96	1.11	13.79	7.10	1.11	13.79	0.13	432.84	0.71	14.08	184.89	14.72	184.89	14.08	0.80	1.94	27.30
HCFC	Home City Fin. Corp. of OH	8.65	8.47	0.47	5.73	5.39	0.61	7.44	0.18	487.12	0.98	18.55	103.46	8.94	105.63	14.28	0.44	2.73	50.57
HOME	Home Fed Bncp MHC of ID (41.0)	15.27	15.27	0.71	4.59	2.38	0.80	5.18	0.16	275.69	0.66	NM	190.76	29.13	190.76	37.17	0.20	1.54	64.52
HFBC	HopFed Bancorp, Inc. of KY	8.52	7.63	0.70	8.33	7.07	0.60	7.15	0.15	419.70	0.99	14.15	115.79	9.87	129.26	16.48	0.48	3.00	42.48
HRZB	Horizon Financial Corp. of WA*	10.44	10.39	1.43	12.59	6.13	1.35	11.85	0.13	967.21	1.45	16.32	205.65	21.48	206.80	17.34	0.56	2.52	41.18
HCBK	Hudson City Bancorp, Inc of NJ*	21.04	21.04	1.19	11.44	3.37	1.16	11.17	0.08	129.17	0.21	29.67	136.03	28.62	136.03	30.39	0.28	2.25	66.67
ICBC	Independence Comm Bnk Cp of NY*	12.64	5.67	1.29	10.20	8.16	1.30	10.31	0.24	232.72	0.85	12.26	122.93	15.54	273.93	12.13	1.08	3.19	39.13
IFSB	Independence FSB of DC	10.44	10.44	-0.31	-3.28	-3.00	-0.85	-8.94	0.43	75.28	0.82	NM	107.33	11.20	107.33	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.2)	8.18	7.00	0.34	4.28	3.42	0.31	3.99	0.62	113.78	1.29	29.23	122.24	10.00	142.73	31.37	0.30	2.33	68.18
JFBI	Jefferson Bancshares Inc of TN	27.79	27.79	1.14	3.90	3.57	1.16	3.98	0.45	171.12	1.07	28.00	116.98	32.51	116.98	27.42	0.24	1.82	51.06
KFED	K-Fed Bancorp MHC of CA (39.7)	15.06	14.32	0.75	6.26	2.42	0.73	6.06	0.07	507.61	0.44	NM	202.85	30.56	213.33	NM	0.24	1.88	NM
KNBT	KNBT Bancorp, Inc. of PA	12.97	8.59	0.77	5.03	3.64	0.77	5.03	0.23	217.71	1.10	27.48	130.73	16.96	197.41	27.48	0.24	1.43	39.34
KFFB	KY Fst Fed Bp MHC of KY (45.0)	23.55	17.99	0.70	3.00	1.67	0.70	3.00	0.46	62.59	0.53	NM	133.60	31.46	174.91	NM	0.40	3.93	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	23.99	20.02	0.98	4.05	2.35	0.63	2.60	NA	NA	0.96	NM	171.80	41.22	205.86	NM	0.16	1.34	57.14
LSBX	LSB Corp of No. Andover MA*	10.76	10.76	0.61	5.46	4.21	0.61	5.46	0.01	NA	1.73	23.73	127.65	13.73	127.65	23.73	0.56	3.32	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	8.67	8.67	0.97	11.34	8.47	0.88	10.27	2.34	26.32	0.68	11.81	127.76	11.07	127.76	13.03	0.64	2.31	27.23
LARL	Laurel Capital Group Inc of PA	8.87	7.76	0.62	6.94	4.66	0.62	6.87	0.33	197.52	0.94	21.44	149.54	13.27	170.95	21.66	0.80	3.81	NM
LNCB	Lincoln Bancorp of IN	12.41	9.00	0.16	1.28	1.43	0.34	2.72	0.75	120.02	1.19	NM	86.79	10.77	119.70	32.86	0.56	3.48	NM
MAFB	MAF Bancorp, Inc. of IL	9.45	6.30	1.04	10.61	7.29	0.97	9.89	0.31	116.81	0.51	13.72	144.48	13.65	216.76	14.71	0.92	2.14	29.39
MFBC	MFB Corp. of Mishawaka IN	7.15	6.26	0.30	4.15	4.29	0.31	4.33	1.06	115.70	1.59	23.30	93.85	6.71	107.23	22.31	0.50	1.92	44.64
MASB	MassBank Corp. of Reading MA*	11.62	11.50	0.75	6.66	4.81	0.72	6.38	0.04	365.31	0.54	20.78	138.94	16.15	140.36	21.70	1.04	3.01	62.65
MTXC	Matrix Bancorp, Inc. of CO	4.92	4.92	1.14	24.29	23.49	2.23	47.22	1.74	31.96	0.76	4.26	93.66	4.61	93.66	2.19	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.77	7.74	0.82	10.31	6.00	0.72	9.05	NA	NA	1.25	16.67	168.92	13.13	169.68	18.99	0.40	2.67	44.44
MCBF	Monarch Community Bncrp of MI	14.47	10.44	-0.69	-4.81	-5.54	-0.70	-4.88	1.17	98.48	1.47	NM	87.95	12.73	121.97	NM	0.20	1.54	NM
MFSF	MutualFirst Fin. Inc. of IN	10.21	10.11	0.60	5.64	4.78	0.78	7.35	0.76	105.72	0.94	20.92	119.94	12.24	121.15	16.06	0.52	2.28	47.71
NASB	NASB Fin, Inc. of Grandview MO	9.60	9.40	1.81	18.44	7.54	1.09	11.16	0.85	58.26	0.58	13.27	234.48	22.52	239.49	21.92	0.90	2.23	29.61
NHTB	NH Thrift Bancshares of NH	7.22	5.29	0.78	10.83	7.91	0.83	11.61	0.03	NA	0.89	12.64	130.87	9.45	178.79	11.80	0.50	3.53	44.64
NVSL	Naug Vlly Fin MHC of CT (45.0)	16.87	16.80	0.16	1.00	0.48	0.55	3.50	0.21	284.83	0.83	NM	181.75	30.67	182.55	NM	0.16	1.29	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 2, 2005

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
NTBK	NetBank, Inc. of Alpharetta GA	8.26	6.62	-0.28	-3.21	-3.41	-1.81	-20.80	1.25	41.62	0.72	NM	96.15	7.94	120.06	NM	0.08	0.94	NM
NMIL	Newmil Bancorp, Inc. of CT*	6.71	5.71	1.16	16.22	7.24	1.15	16.00	0.03	NA	1.01	13.82	224.36	15.06	263.78	14.01	0.80	2.71	37.38
FFFD	North Central Bancshares of IA	9.08	8.04	1.04	11.44	8.35	1.14	12.50	0.29	238.54	0.77	11.97	132.49	12.02	149.56	10.96	1.16	3.09	36.94
NWSB	Northwest Bcrp MHC of PA(39.9)*	9.20	6.76	0.90	10.13	4.98	0.89	10.04	0.64	78.33	0.72	20.08	192.93	17.74	262.35	20.27	0.56	2.54	50.91
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.18	11.18	0.26	2.71	1.38	0.51	5.25	0.01	NA	0.43	NM	165.38	18.50	165.38	37.29	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.84	6.77	1.01	14.14	6.56	0.56	7.87	0.12	449.32	0.63	15.25	216.76	14.83	219.03	27.40	0.80	3.48	52.98
ONFC	Oneida Fincl MHC of NY (43.9)*	12.13	9.13	0.86	7.15	4.29	0.95	7.90	0.02	NA	0.86	23.33	161.85	19.64	214.97	21.13	0.42	3.75	NM
PBNC	PFS Bancorp Inc. of Aurora IN(8)	15.40	15.40	0.70	3.93	2.74	0.68	3.81	NA	NA	0.72	36.45	161.43	24.86	161.43	37.67	0.30	1.33	48.39
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	15.71	15.71	0.39	3.05	1.75	0.62	4.92	0.03	NA	0.82	NM	134.82	21.18	134.82	35.52	0.20	1.94	NM
PVFC	PVF Capital Corp. of Solon OH	8.06	8.06	0.70	8.46	5.51	0.57	6.89	1.55	35.29	0.67	18.14	149.94	12.09	149.94	22.28	0.27	2.13	38.57
PPBI	Pacific Premier Bncrp of CA	7.50	7.50	1.15	13.90	9.50	1.15	13.90	0.26	165.91	0.50	10.53	136.13	10.21	136.13	10.53	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.89	8.89	1.24	14.47	7.41	1.24	14.47	0.24	171.45	0.62	13.50	189.14	16.82	189.14	13.50	0.88	4.07	55.00
PFED	Park Bancorp of Chicago IL	11.91	11.91	0.75	6.54	5.81	0.99	8.57	1.71	31.34	0.83	17.22	112.48	13.39	112.48	13.15	0.72	2.35	40.45
PVSA	Parkvale Financial Corp of PA	6.02	4.26	0.66	10.77	7.48	0.65	10.62	0.47	172.30	1.25	13.37	138.38	8.33	195.77	13.56	0.80	2.88	38.46
PRTR	Partners Trust Fin. Grp. of NY*	14.69	7.53	0.61	4.17	3.30	0.75	5.13	0.24	481.27	2.11	30.28	107.46	15.79	209.77	24.60	0.28	2.37	71.79
PBHC	Pathfinder BC MHC of NY (35.5)*	6.98	5.58	0.31	4.35	2.81	0.23	3.21	0.94	64.64	1.00	35.53	153.41	10.71	192.03	NM	0.41	3.04	NM
PFSB	PennFed Fin. Services of NJ	6.05	6.05	0.79	12.68	6.08	0.77	12.46	0.13	231.00	0.41	16.44	205.89	12.45	205.89	16.72	0.28	1.46	23.93
PFDC	Peoples Bancorp of Auburn IN	13.30	12.75	0.92	6.96	6.82	0.95	7.22	0.47	84.42	0.55	14.67	100.81	13.41	105.15	14.14	0.76	3.84	56.30
PBCT	Peoples Bank MHC of CT (42.0)*	11.44	10.47	1.16	10.35	2.96	1.00	8.94	0.22	301.65	0.88	33.74	335.86	38.41	367.00	39.07	0.88	2.96	NM
PCBI	Peoples Community Bcrp. of OH	7.70	6.51	0.32	3.79	3.32	0.26	3.11	1.40	92.06	1.82	30.11	112.95	8.70	133.62	36.63	0.60	2.73	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.97	12.97	0.74	5.72	5.00	0.74	5.72	1.16	51.37	0.67	20.00	113.64	14.74	113.64	20.00	0.60	4.29	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.29	5.29	0.29	4.12	3.51	0.15	2.06	0.62	71.90	0.82	28.48	115.62	8.43	159.37	NM	0.32	2.44	69.57
PROV	Provident Fin. Holdings of CA	7.54	7.53	1.24	16.11	9.08	0.41	5.27	0.04	NA	0.70	11.01	167.59	12.63	167.78	33.67	0.56	1.89	20.82
PBNY	Provident NY Bncrp, Inc. of NY	15.62	8.86	0.90	5.23	3.83	0.88	5.12	0.13	665.83	1.69	26.09	131.58	20.56	232.11	26.67	0.18	1.50	39.13
PBIP	Prudential Bncp MHC PA (45.0)*	20.42	20.42	0.78	3.86	2.35	0.81	3.99	0.21	59.68	0.33	NM	163.91	33.47	163.91	NM	0.16	1.34	57.14
PULB	Pulaski Fin Cp of St. Louis MO	6.07	6.00	1.10	17.32	4.85	0.86	13.58	0.88	92.62	0.91	20.60	327.26	19.85	330.84	26.28	0.32	1.77	36.36
RPFG	Ranier Pacific Fin Group of WA*	11.50	11.47	0.43	3.36	2.81	0.47	3.65	0.03	NA	1.71	35.53	131.91	15.17	132.22	32.75	0.24	1.44	51.06
RIVR	River Valley Bancorp of IN	7.52	7.51	0.82	10.40	7.17	0.74	9.48	1.03	73.27	0.98	13.95	141.67	10.65	141.87	15.30	0.78	3.80	53.06
RVSB	Riverview Bancorp, Inc. of WA	11.85	8.13	1.06	8.57	4.82	1.16	9.30	0.33	269.67	1.15	20.75	146.28	17.34	213.18	19.13	0.68	3.09	64.15
RCKB	Rockville Fin MHC of CT (45.0)*	15.11	15.01	-0.06	-0.54	-0.22	0.45	3.95	0.22	348.16	0.97	NM	177.85	26.87	179.02	NM	0.00	0.00	NM
ROME	Rome Bancorp, Inc. of Rome NY*	29.75	29.75	1.02	4.95	2.93	0.95	4.62	0.49	150.20	0.93	34.17	106.77	31.76	106.77	36.61	0.26	2.54	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.43	12.39	0.31	2.64	1.24	0.60	5.10	0.16	342.44	0.73	NM	186.48	23.18	187.06	NM	0.12	0.99	NM
SVBI	Severn Bancorp, Inc. of MD	8.32	8.28	1.89	22.30	8.52	1.80	21.33	0.25	331.17	0.89	11.74	238.64	19.86	239.85	12.27	0.24	1.27	14.91
SFFS	Sound Fed Bancorp, Inc. of NY	12.08	10.76	0.51	3.93	2.45	0.54	4.13	0.21	141.37	0.50	NM	160.46	19.38	180.17	38.88	0.28	1.67	68.29
SSFC	South Street Fin. Corp. of NC	11.29	11.29	0.64	5.44	4.79	0.64	5.44	NA	NA	0.37	20.87	113.07	12.77	113.07	20.87	0.40	4.17	NM
SYNF	Synergy Financial Group of NJ	10.72	10.62	0.53	4.41	3.07	0.53	4.41	0.04	NA	0.78	32.61	149.82	16.06	151.28	32.61	0.20	1.61	52.63
THRD	TF Fin. Corp. of Newtown PA	9.59	8.87	1.00	10.63	7.91	1.00	10.58	0.22	172.75	0.53	12.64	129.22	12.40	139.71	12.70	0.72	2.61	33.03
TONE	TierOne Corp. of Lincoln NE	9.04	7.38	0.94	9.79	5.39	0.89	9.33	0.45	196.64	1.00	18.55	173.18	15.65	212.13	19.46	0.24	0.87	16.11
TSBK	Timberland Bancorp, Inc. of WA	13.20	11.83	1.21	8.38	6.97	1.22	8.49	0.61	122.55	1.05	14.36	119.88	15.82	133.79	14.18	0.64	2.74	39.26
TRST	TrustCo Bank Corp NY of NY	8.14	8.12	2.02	25.67	5.88	1.78	22.67	0.11	NA	3.60	17.01	NM	34.08	NM	19.26	0.60	4.58	NM
UCBC	Union Community Bancorp of IN(8)	12.80	11.79	0.61	4.73	3.09	0.58	4.50	NA	NA	0.46	32.32	151.86	19.44	164.90	33.97	0.60	2.26	73.17
UCFC	United Community Fin. of OH	10.63	9.13	0.83	7.56	5.51	0.77	7.06	1.25	49.82	0.74	18.16	133.49	14.19	155.40	19.44	0.33	2.98	54.10
UBNK	United Fin Grp MHC of MA(46.6)	14.99	14.99	0.68	4.53	2.91	0.68	4.53	NA	NA	1.05	34.41	156.00	23.38	156.00	34.41	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	15.94	15.37	1.67	11.13	8.05	1.39	9.24	0.08	NA	1.24	12.43	133.15	21.22	138.08	14.96	0.40	1.88	23.39
WSFS	WSFS Financial Corp. of DE*	7.16	7.10	1.06	14.15	6.76	1.03	13.79	0.23	393.11	1.48	14.80	205.50	14.70	207.12	15.19	0.28	0.48	7.16
WVFC	WVS Financial Corp. of PA	6.77	6.77	0.65	9.26	6.95	0.59	8.44	NA	NA	2.00	14.38	134.97	9.13	134.97	15.78	0.64	3.94	56.64
WFSL	Washington Federal, Inc. of WA	14.80	14.07	1.91	12.61	7.05	1.95	12.92	0.11	290.96	0.43	14.18	172.95	25.60	181.96	13.85	0.80	3.42	48.48
WAYN	Wayne Savings Bancshares of OH	9.28	8.72	-0.04	-0.44	-0.33	0.22	2.29	0.34	99.56	0.64	NM	137.00	12.71	145.74	NM	0.48	3.19	NM
WGBC	Willow Grove Bancorp Inc of PA	11.13	11.04	0.70	6.43	4.65	0.75	6.88	NA	NA	1.03	21.53	136.32	15.17	137.41	20.13	0.48	3.10	66.67

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
As of	Sept. 2, 2005	10447.4	1218.0	2,141.1	1593.0	554.4

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

dex Values

	Index Values				Price Appreciation (%)		
	07/29/05	06/30/05	12/31/04	07/30/04	1 Month	YTD	LTM
ub. Traded Thrifts	1,630.3	1,577.1	1,605.6	1,441.2	3.37	1.54	13.12
Index	2,986.2	2,880.8	2,929.4	2,573.5	3.66	1.94	16.04
k Exchange Indexes							
X Thrifts	627.6	604.0	639.0	563.9	3.91	-1.78	11.30
E Thrifts	1,028.2	993.6	995.4	897.6	3.48	3.29	14.55
Thrifts	1,986.6	1,925.7	2,014.1	1,795.8	3.16	-1.37	10.62
graphic Indexes							
-Atlantic Thrifts	3,704.0	3,591.7	3,793.4	3,421.9	3.12	-2.36	8.24
western Thrifts	3,465.1	3,381.9	3,493.6	3,144.4	2.46	-0.82	10.20
England Thrifts	1,799.5	1,737.3	1,658.2	1,430.4	3.58	8.52	25.81
theastern Thrifts	1,543.7	1,517.4	1,634.4	1,387.1	1.73	-5.55	11.29
thwestern Thrifts	1,201.0	1,196.6	1,232.3	1,123.7	0.36	-2.54	6.88
stern Thrifts	1,524.9	1,468.8	1,463.2	1,323.2	3.82	4.21	15.25
et Size Indexes							
s than $250M	1,329.4	1,313.7	1,351.5	1,337.6	1.19	-1.64	-0.61
50M to $500M	3,279.8	3,190.6	3,583.3	3,234.8	2.80	-8.47	1.39
00M to $1B	1,819.5	1,754.3	1,910.0	1,710.5	3.72	-4.74	6.37
B to $5B	2,470.4	2,391.2	2,486.9	2,187.1	3.31	-0.66	12.95
er $5B	972.1	940.3	949.1	854.2	3.38	2.42	13.80
k Indexes							
nk Thrifts	407.6	403.7	410.6	383.9	0.97	-0.74	6.18
ss than $75M	517.6	502.0	476.1	470.4	3.10	8.72	10.04
ver $75M	421.5	417.6	426.0	397.5	0.91	-1.06	6.02
mparative Indexes							
ow Jones Industrials	10,640.9	10,275.0	10,783.0	10,139.7	3.56	-1.32	4.94
&P 500	1,234.2	1,191.3	1,211.9	1,101.7	3.60	1.84	12.02

SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL HC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed 159.2 and the Dow Jones Industrials stood at 1,164.9.

lid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
lew England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
outhwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Acquisition Activity of Connecticut Thrifts

Exhibit IV-4
Connecticut Thrift Acquisitions 2000-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement								
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
08/06/2003	01/01/2004	Ridgefield Bank	CT	Fairfield County Savings Bank	CT	353,587	9.04	0.77	8.46	0.07	740.71	NA	NA		NA	NA	NA	NA	NA
07/15/2003	04/01/2004	New Haven Savings Bank	CT	Connecticut Bancshares Inc.	CT	2,554,560	10.00	1.16	11.51	0.08	788.12	603.4	52.000	Cash	225.60	254.15	20.39	23.62	25.07
07/15/2003	04/01/2004	New Haven Savings Bank	CT	Alliance Bncp of New England	CT	420,821	6.48	0.88	14.03	0.33	294.22	71.9	25.010	Mixed	245.68	246.16	19.39	17.08	14.60
01/22/2003	12/12/2003	New England Bancshares (MHC)	CT	Windsor Locks Cmnty Bk, FSL	CT	37,079	6.10	0.67	12.31	0.19	233.33	NA	NA		NA	NA	NA	NA	NA
08/22/2002	02/14/2003	Banknorth Group Inc.	ME	American Financial Holdings	CT	2,894,753	15.33	1.17	7.19	0.16	380.41	743.8	32.598	Mixed	164.30	212.23	22.96	25.69	22.40
07/19/2001	01/18/2002	American Financial Holdings	CT	American Bank of Connecticut	CT	936,358	8.43	1.25	15.67	NA	NA	154.0	29.996	Mixed	181.68	218.95	12.82	16.45	12.87
02/08/2001	08/31/2001	Connecticut Bancshares Inc.	CT	First Federal of East Hartford	CT	1,086,657	7.12	0.75	11.93	0.07	307.75	112.3	37.500	Cash	136.96	136.96	13.54	10.33	6.36
01/23/2001	06/30/2001	Liberty Bank	CT	Hometown Bank	CT	59,994	9.88	1.12	11.66	0.41	128.05	9.3	NA	Cash	156.96	156.96	15.53	15.50	6.94
05/31/2000	11/10/2000	NewMil Bancorp Inc.	CT	Nutmeg Federal S&LA	CT	121,889	8.69	1.08	12.18	0.55	72.84	19.9	8.250	Mixed	187.82	187.82	15.08	16.33	10.08
03/01/2000	02/01/2001	Northwest Community Bank	CT	Litchfield Bancorp	CT	126,643	7.20	0.32	4.40	0.41	193.95	NA	NA		NA	NA	NA	NA	NA
				Average:		859,234	8.83	0.92	10.93	0.25	348.82				185.57	201.89	17.10	17.86	14.05
				Median:		387,204	8.56	0.98	11.80	0.19	294.22				181.68	212.23	15.53	16.45	12.87

Source: SNL Financial, LC.

EXHIBIT IV-5
NEBS Bancshares, Inc.
Director and Senior Management Summary Resumes

NEBS Bancshares, Inc.
Director and Senior Management Summary Resumes

Myron J. Marek is a retired retail jeweler. Age 72. Director since 1987.

Lucien P. Bolduc is a certified public accountant with the accounting firm of Mercik, Kuczarski & Bolduc, LLC located in Enfield, Connecticut. Age 45. Director since 2002.

David J. O'Connor has been the President and Chief Executive Officer of Enfield Federal since 1999 and of New England Bancshares since 2002. Mr. O'Connor has over 30 years of banking experience in New England. Before joining Enfield Federal, he was the Executive Vice President, Treasurer and Chief Financial Officer of The Berlin City Bank, a community bank in New Hampshire. Age 58. Director since 1999.

Richard K. Stevens is owner and President of Leete-Stevens, Inc., a funeral home located in Enfield, Connecticut. Age 58. Director since 1995.

Richard M. Tatoian is a self-employed attorney practicing in Enfield, Connecticut. Age 58. Director since 1995.

The following directors have terms ending in 2008:

Peter T. Dow is President of Dow Mechanical Corporation, a manufacturer of quality control inspection equipment, located in Enfield, Connecticut. Mr. Dow was appointed Chairman of the Board of Directors in April 2004. Age 65. Director since 1982.

William C. Leary has been a judge for the Probate Court of Windsor Locks since 1971 and a partner with the firm of O'Malley Deneen Leary Messina and Oswecki since 1994. Mr. Leary served as the Chairman of the Board of Windsor Locks Community Bank, FSL from March 2002 until its acquisition by Enfield Federal in December 2003. Age 66. Director since 2003.

Dorothy K. McCarty is a retired town clerk of Suffield, Connecticut. Age 74. Director since 1990.

Below is information regarding our executive officers who are not also directors. The ages presented are as of June 30, 2005.

Scott D. Nogles joined New England Bancshares and Enfield Federal in 2004 as Senior Vice President and Chief Financial Officer. Before joining Enfield Federal, he was Vice President and Chief Financial Officer of Luzerne National Bank in Luzerne, Pennsylvania from 2003 to 2004. From 2000 to 2003 Mr. Nogles worked in senior accounting positions for Asian Bank, Silicon Power Corporation and ThinAir Apps, a software development company. Mr. Nogles has an MBA from the University of Connecticut and is a CPA. Age 35.

John F. Parda joined Enfield Federal in 1999 as Vice President and Chief Lending Officer. He was named Senior Vice President and Senior Loan Officer in 2001. Mr. Parda has over 30 years of diversified banking experience with Connecticut financial institutions. Before joining Enfield Federal, he was a Vice President and Commercial Loan Officer with the former First International Bank, now a subsidiary of UPS Capital, a lender specializing in government guaranteed loans. Age 57.

Source: NEBS Bancshares' prospectus.

EXHIBIT IV-6
NEBS Bancshares, Inc.
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
NEBS Bancshares, Inc.
Pro Forma Regulatory Capital Ratios

	Historical at June 30, 2005		Pro Forma at June 30, 2005							
			Minimum of Offering Range 2,337,500 Shares at $10.00 Per Share		Midpoint of Offering Range 2,750,000 Shares at $10.00 Per Share		Maximum of Offering Range 3,162,500 Shares at $10.00 Per Share		15% Above Maximum of Offering Range 3,636,875 Shares at $10.00 Per Share	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in thousands)					
Generally accepted accounting principles capital	$27,042	12.11%	$35,476	15.19%	$37,025	15.73%	$38,573	16.25%	$40,355	16.85%
Tangible Capital:										
Capital level (2)	$25,362	11.44%	$33,796	14.57%	$35,345	15.11%	$36,893	15.65%	$38,675	16.25%
Requirement	3,326	1.50	3,480	1.50	3,508	1.50	3,537	1.50	3,569	1.50
Excess	$22,036	9.94%	$30,316	13.07%	$31,837	13.61%	$33,356	14.15%	$35,106	14.75%
Core Capital:										
Capital level (2)	$25,362	11.44%	$33,796	14.57%	$35,345	15.11%	$36,893	15.65%	$38,675	16.25%
Requirement	8,870	4.00	9,280	4.00	9,356	4.00	9,431	4.00	9,517	4.00
Excess	$16,492	7.44%	$24,516	10.57%	$25,989	11.11%	$27,462	11.65%	$29,158	12.25%
Total Risk-Based Capital:										
Capital level (3)	$26,829	22.47%	$35,263	29.03%	$36,812	30.21%	$38,360	31.39%	$40,142	32.73%
Requirement	9,553	8.00	9,718	8.00	9,748	8.00	9,778	8.00	9,812	8.00
Excess	$17,276	14.47%	$25,545	21.03%	$27,064	22.21%	$28,582	23.39%	$30,330	24.73%

(1) Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $221.8 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $119.4 million.

(2) A portion of the net unrealized gains on available-for-sale securities accounts for the difference between capital calculated under generally accepted accounting principles and each of tangible capital and core capital. See note 14 to the notes to consolidated financial statements for additional information.

(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

Source: NEBS Bancshares' prospectus.

EXHIBIT IV-7
NEBS Bancshares, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
NEBS Bancshares, Inc.
Prices as of September 2, 2005

ation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Connecticut Companies Mean	Connecticut Companies Median	All Public Mean	All Public Median
earnings multiple	=	P/E	33.79 x	19.38x	16.67x	24.19x	24.19x	19.40x	17.34x
core earnings multiple	=	P/CE	34.28 x	19.51x	18.88x	22.79x	22.79x	20.68x	19.18x
book ratio	=	P/B	91.58%	147.98%	143.35%	170.07%	170.07%	153.49%	140.53%
tangible book ratio	=	P/TB	94.97%	153.51	151.28	217.91	217.91	171.24	159.05
assets ratio	=	P/A	19.38%	16.05	14.72	20.10	20.10	17.01	14.70

ation Parameters

Conversion Earnings (Y)(2)	$1,285,000	(12 Mths 6/05)	ESOP Stock (% of Offering + Foundation) (E)	8.00%	
Conversion Core Earnings (YC)	$1,265,000	(12 Mths 6/05)	Cost of ESOP Borrowings (S)	0.00%	
Conversion Book Value (B)(3)	$29,006,000		ESOP Amortization (T)	15.00	Years
Conv. Tang. Book Value (B)(3)	$27,163,000		Stock Program (% of Offering + Foundation (M)	4.00%	
Conversion Assets (A)	$223,429,000		Stock Programs Vesting (N)	5.00	Years
ivestment Rate (R)	3.51%		Fixed Expenses	$775,000	
rate (TAX)	40.20%		Variable Expenses	1.00%	
Tax Reinvest. Rate (R)	2.10%		Percentage Sold (PCT)	57.5282%	
Conversion Expenses (1)(X)	3.72%		MHC Assets	$45,000	
der Purchases	$411,000		Options as % of Offering (O1)	10.00%	
e/Share	$10.00		Estimated Option Value (O2)	27.80%	
undation Cash Contribution (FC)	0.00%		Option Vesting Period (O3)	5.00	Years
undation Stock Contribution (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%	
undation Tax Benefit (FT)	$0				

lculation of Pro Forma Value After Conversion

$$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $47,802,640

$$V=\frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $47,802,640

$$V=\frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $47,802,640

$$V=\frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $47,802,640

$$V=\frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $47,802,640

hares

onclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
upermaximum	3,636,875	2,685,025	6,321,900	0	6,321,900	2.8002
aximum	3,162,500	2,334,804	5,497,304	0	5,497,304	2.4350
idpoint	2,750,000	2,030,264	4,780,264	0	4,780,264	2.1174
Minimum	2,337,500	1,725,724	4,063,224	0	4,063,224	1.7998

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$36,368,750	$26,850,250	$63,219,000	$0	$63,219,000
Maximum	$31,625,000	$23,348,040	$54,973,040	0	$54,973,040
Midpoint	**$27,500,000**	$20,302,640	$47,802,640	0	$47,802,640
Minimum	$23,375,000	$17,257,240	$40,632,240	0	$40,632,240

(1) Estimated offering expenses at midpoint of the offering.
(2) Includes reinvestment of $45,000 of MHC assets at an after-tax reinvestment rate of 2.10%.
(3) Includes $45,000 of MHC assets.

EXHIBIT IV-8
NEBS Bancshares, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
NEBS Bancshares, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$40,632,240
Exchange Ratio	1.7998
2nd Step Offering Proceeds	$23,375,000
Less: Estimated Offering Expenses	985,940
2nd Step Net Conversion Proceeds (Including Foundation)	$22,389,060

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$22,389,060
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,870,000)
Less: MRP Stock Purchases (2)	(935,000)
Net Proceeds to be Reinvested	$19,584,060
Estimated after-tax net incremental rate of return	2.10%
Earnings Increase	$411,066
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(74,551)
Less: Stock Programs Vesting (3)	(111,826)
Less: Option Plan Vesting (4)	(116,904)
Net Earnings Increase	$107,785

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$1,285,000	$107,785	$1,392,785
12 Months ended June 30, 2005 (core)	$1,265,000	$107,785	$1,372,785

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2005	$29,006,000	$19,584,060	$0	$48,590,060
June 30, 2005 (Tangible)	$27,163,000	$19,584,060	$0	$46,747,060

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$223,429,000	$19,584,060	$0	$243,013,060

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 40.20%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
NEBS Bancshares, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$47,802,640
Exchange Ratio	2.1174
2nd Step Offering Proceeds	$27,500,000
Less: Estimated Offering Expenses	1,023,890
2nd Step Net Conversion Proceeds (Including Foundation)	$26,476,110

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$26,476,110
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,200,000)
Less: MRP Stock Purchases (2)	(1,100,000)
Net Proceeds to be Reinvested	$23,176,110
Estimated after-tax net incremental rate of return	2.10%
Earnings Increase	$486,462
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(87,707)
Less: Stock Programs Vesting (3)	(131,560)
Less: Option Plan Vesting (4)	(137,534)
Net Earnings Increase	$129,662

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$1,285,000	$129,662	$1,414,662
12 Months ended June 30, 2005 (core)	$1,265,000	$129,662	$1,394,662

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$29,006,000	$23,176,110	$0	$52,182,110
June 30, 2005 (Tangible)	$27,163,000	$23,176,110	$0	$50,339,110

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$223,429,000	$23,176,110	$0	$246,605,110

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 40.20%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
NEBS Bancshares, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$54,973,040
Exchange Ratio	2.4350
2nd Step Offering Proceeds	$31,625,000
Less: Estimated Offering Expenses	1,061,840
2nd Step Net Conversion Proceeds (Including Foundation)	$30,563,160
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$30,563,160
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,530,000)
Less: MRP Stock Purchases (2)	(1,265,000)
Net Proceeds to be Reinvested	$26,768,160
Estimated after-tax net incremental rate of return	2.10%
Earnings Increase	$561,858
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(100,863)
Less: Stock Programs Vesting (3)	(151,294)
Less: Option Plan Vesting (4)	(158,164)
Net Earnings Increase	$151,538

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$1,285,000	$151,538	$1,436,538
12 Months ended June 30, 2005 (core)	$1,265,000	$151,538	$1,416,538

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$29,006,000	$26,768,160	$0	$55,774,160
June 30, 2005 (Tangible)	$27,163,000	$26,768,160	$0	$53,931,160

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$223,429,000	$26,768,160	$0	$250,197,160

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 40.20%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
NEBS Bancshares, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$63,219,000
Exchange Ratio	2.8002
2nd Step Offering Proceeds	$36,368,750
Less: Estimated Offering Expenses	1,105,483
2nd Step Net Conversion Proceeds (Including Foundation)	$35,263,268

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$35,263,268
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,909,500)
Less: MRP Stock Purchases (2)	(1,454,750)
Net Proceeds to be Reinvested	$30,899,017
Estimated after-tax net incremental rate of return	2.10%
Earnings Increase	$648,564
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(115,992)
Less: Stock Programs Vesting (3)	(173,988)
Less: Option Plan Vesting (4)	(181,888)
Net Earnings Increase	$176,696

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$1,285,000	$176,696	$1,461,696
12 Months ended June 30, 2005 (core)	$1,265,000	$176,696	$1,441,696

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$29,006,000	$30,899,017	$0	$59,905,017
June 30, 2005 (Tangible)	$27,163,000	$30,899,017	$0	$58,062,017

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2005	$223,429,000	$30,899,017	$0	$254,328,018

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 40.20%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2005

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALFC	Atlantic Liberty Fincl of NY	2,073	825	-281	0	2,618	1,682	1.56
CEBK	Central Bncrp of Somerville MA	2,715	-680	231	0	2,266	1,590	1.43
ESBK	Elmira Svgs Bank, FSB of NY	2,635	-374	127	0	2,388	1,204	1.98
HIFS	Hingham Inst. for Sav. of MA	6,114	0	0	0	6,114	2,090	2.93
JFBI	Jefferson Bancshares Inc of TN	3,450	43	-15	0	3,478	7,289	0.48
LSBX	LSB Corp of No. Andover MA	3,154	-16	5	0	3,143	4,445	0.71
MASB	MassBank Corp. of Reading MA	7,248	-448	152	0	6,952	4,367	1.59
MFLR	Mayflower Co-Op. Bank of MA(1)	1,861	-342	116	0	1,635	2,072	0.79
NHTB	NH Thrift Bancshares of NH	4,718	497	-169	0	5,046	4,195	1.20
PBCI	Pamrapo Bancorp, Inc. of NJ	7,982	0	0	0	7,982	4,976	1.60
SYNF	Synergy Financial Group of NJ	4,513	-4	1	0	4,510	11,966	0.38

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

® FINANCIAL, LC.

ancial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

Financial provides financial and management consulting and valuation services to the financial services industry onwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on lity and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic s and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® ancial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include mercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

ATEGIC AND CAPITAL PLANNING

Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable ilts. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval other established objectives. Our planning services involve conducting situation analyses; establishing mission ements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, ital management and planning, earnings improvement, operational matters and charter and organizational issues. ategy development typically includes the following areas: capital formation and management, asset/liability targets, fitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for luating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with ulations and/or other guidelines.

RGER AND ACQUISITION SERVICES

® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing uisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger siness plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in plementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation pertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance reholder returns.

LUATION SERVICES

® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and quisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-market transactions and various other corporation valuation requirements. Our principals and staff are highly perienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. ® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

THER CONSULTING SERVICES AND DATA BASES

® Financial offers other services including branching and diversification strategies, feasibility studies and special search studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development tity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are ded by its in-house data bases resource and proprietary valuation and financial simulation models.

P® Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (24)
William E. Pommerening, Managing Director (20)
Gregory E. Dunn, Senior Vice President (22)
James P. Hennessey, Senior Vice President (19)
James J. Oren, Senior Vice President (17)

Vashington Headquarters
osslyn Center
700 North Moore Street, Suite 2210
rlington, VA 22209
ww.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com